UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 26, 2007

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	(REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 26 September 2007	By: Name:	Jane McAloon Jane McAloon
	Title:	Group Company Secretary

It’s our...

Contents Group highlights 2007 2
—— -
Chairman’s Review 6
—— -
Chief Executive Officer’s Report 8
—— -
Our people 14
—— —
Our licence to operate 15
—— —
Our world-class assets 17
—— —
Our BHP Billiton way 18
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Our financial strength and discipline 19
—— —
Our project pipeline 22
—— —
Our growth options 23
—— —
Customer Sector Group highlights 24
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BHP Billiton locations 26
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Board of Directors 28
—— —
Group Management Committee 32
—— —
Corporate Governance Statement 33
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Remuneration Report 46
—— —
Directors’ Report 60
—— —
Summary Financial Report 68
—— —
Shareholder Information 82
—— —
Glossary 83
—— —
Information for Shareholders 84
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Corporate Directory IBC —— —
Annual General Meetings
The Annual General Meeting of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, UK on Thursday, 25 October 2007 commencing at 10.30am.
The Annual General Meeting of BHP Billiton Limited will be held at the Adelaide Hilton Centre, 233 Victoria Square, Adelaide, South Australia on Wednesday, 28 November 2007 at 10.30am.
About this report
The BHP Billiton Strategic
Framework comprises seven
strategic drivers: People, our
Licence to Operate, World-class
Assets, the BHP Billiton Way,
Financial Strength and
Discipline, our Project Pipeline
and Growth Options. Each of
these drivers is discussed in
this Annual Review. The
Annual Review contains
key information about the
BHP Billiton Group in a concise
format. More detailed financial
data and information on the
BHP Billiton Group’s
performance can be found
in our Annual Report.
Cover
The ‘Nest’ — Olympic Stadium — China
At BHP Billiton, we are proud to be the Official Diversified Minerals and Medals Sponsor of the 2008 Beijing Olympic and Paralympic Games. The Olympic movement ideals, such as achievement, integrity and respect, mirror our own set of Charter values and commitment to sustainable development.
More about • About Us • Customer Centre
BHP Billiton • Our Businesses • Sustainable Development www.bhpbilliton.com
• Investors & Media • People & Employment
BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1BH, UK

It’s our ability to discover, develop, convert and supply natural resources to meet growing global demand.
PHOTO: WA IRON ORE — AUSTRALIA

Group highlights 2007
•	Records achieved across all key earnings measures including Underlying Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) up 27.1 per cent to US$23.0 billion and Underlying Earnings Before Interest and Tax (EBIT) up 31.4 per cent to US$20.1 billion.

•	Attributable profit up 34.7 per cent to US$13.7 billion and Earnings Per Share (EPS) up 39.1 per cent, benefiting from ongoing buy-backs (both measures excluding exceptionals).

•	Record Underlying EBIT margin and Return on Capital Employed increased to 48.4 per cent and 38.4 per cent respectively. This is the sixth consecutive record for both measures.

•	Final dividend rebased to 27 US cents per share demonstrating our confidence in the outlook. This is an increase of 46 per cent on last year’s final dividend.

•	US$6.3 billion of a US$13.0 billion capital management program completed, representing 5.2 per cent of outstanding shares.
Five Year Summary

US$M	2007	(a)	2006	(a)	2005	(a)	2004	(b)	2003	(b)

Revenue together with share of jointly controlled entities’ revenue (Turnover)	47,473		39,099		31,150		24,943		17,506

Underlying EBIT (c)	20,067		15,277		9,921		5,488		3,481

Attributable Profit — excluding exceptional items	13,675		10,154		6,426		3,510		1,920

Attributable Profit — including exceptional items	13,416		10,450		6,396		3,379		1,901

Net operating cash flow including dividends from jointly controlled entities and after net interest and taxation	15,595		10,476		8,374		5,100		3,631

Basic EPS — including exceptional items (US cents per share)	229.5		173.2		104.4		56.4		30.9

Basic EPS — excluding exceptional items (US cents per share)	233.9		168.2		104.9		54.3		30.6

Dividend per share (d)
BHP Billiton Plc (US cents)	47.0		36.0		28.0		26.0		14.5
BHP Billiton Limited (US cents)	47.0		36.0		28.0		26.0		14.5

Underlying EBITDA Interest Coverage (c) (times)	54.0		44.3		51.7		21.1		13.3

Underlying gearing (per cent)	25.0		27.2		35.8		25.7		31.7

(a)	Information for the years 2005, 2006 and 2007 is stated under IFRS.

(b)	Information for the years 2003 and 2004 is prepared and presented in accordance with UKGAAP and has not been restated.

(c)	Underlying EBIT is earnings before net finance costs and taxation, jointly controlled entities’ net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(d)	Three dividends were declared for the year ended 30 June 2004 as a result of the Group’s decision to realign dividend declarations to coincide with the announcements of interim and full year results.

2	BHP BILLITON ANNUAL REVIEW 2007

20,000
15,000
10,000
5,000
0
US$ million
2003
2004
2005
2006
2007

Underlying EBIT [c]

US$20.1B

15,000
12,000
9,000
6,000
3,000
0
US$ million
2003
2004
2005
2006
2007

Attributable profit – excluding exceptional items

US$13.7B

10,000
8,000
6,000
4,000
2,000
0
US$ million
2002
2003
2004
2005
2006
2007
Dividends
Buy-backs
Demerger of BHP Steel

Returns to shareholders since 2001

US$28.2B

3,000
2,500
2,000
1,500
1,000
500
0
US$ million
2003
2004
2005
2006
2007

Dividends [d]

US$2.7B

200,000
150,000
100,000
50,000
0
US$ million
2003
2004
2005
2006
2007

Market capitalisation at 30 June

US$165B

120
100
80
60
40
20
0
US$ million
2003
2004
2005
2006
2007

Community contributions

US$103.4M

Relative share price performance index – 5 year

500
400
300
200
100
0
BHP Billiton Limited
BHP Billiton Plc
ASX 200
FTSE 100
S&P 500
June 02
June 03
June 04
June 05
June 06
June 07

BHP BILLITON ANNUAL REVIEW 2007

3

Underlying EBIT(c)
US$20.1B
Attributable profit — excluding exceptional items
US$13.7B
Returns to shareholders since 2001
US$28.2B
Dividends(d)
US$2.7B
Market capitalisation at 30 June
US$165B
Community contributions
US$103.4M
Relative share price performance index — 5 year

It’s our world
China consumes more of our products than any other country in the world. Meanwhile, the European market remains strong, demand from India is growing and the rest of Asia continues to support global growth. As a truly global company, we can identify and harness growth opportunities all around the world.
We are the Official Diversified Minerals and Medals Sponsor of the 2008 Beijing Olympic and Paralympic Games. The Olympic movement promotes achievement, integrity and respect, as do our set of Charter values, which determine how we do business. Our involvement in the Games demonstrates our commitment to China and reinforces our values.

Economic growth in India continues to accelerate, recently recording its fastest growth rate in 18 years. While our revenue from India is still relatively small, it is growing rapidly. Having played a role in China’s dramatic growth over recent years, we are excited about being part of India’s journey.
THE DIVERSITY OF OUR CUSTOMER BASE IS ONE OF OUR STRENGTHS, REFLECTING THE BREADTH OF
GEOGRAPHIES IN WHICH WE OPERATE AND DO BUSINESS.
WE SELL OUR COMMODITIES TO EUROPE, CHINA, JAPAN, AUSTRALIA, NORTH AMERICA AND INDIA, AS WELL AS TO CUSTOMERS SPREAD ACROSS THE REST OF THE WORLD.
PHOTO: LOTUS (BAHÁ’¥) TEMPLE — INDIA

Chairman’s Review
DON ARGUS, CHAIRMAN
With our market capitalisation at US$165 billion at 30 June and a large-scale capital return program, total shareholder returns for the year continued to break records. The strength of our strategy is in the balance between optimising current conditions and progressing our pipeline of next generation high growth opportunities.
It is comforting to see the strategic direction of a company delivering on its objectives. The current fiscal reporting period has delivered another outstanding result.
Our underlying earnings before interest and tax (EBIT) were US$20.1 billion, our net operating cash flows increased to US$15.6 billion and our total dividend payment for the year is 47 US cents a share, reflecting the eleventh consecutive increase in our dividend. We have not moved away from our progressive dividend policy; rather we have rebased the dividend to reflect our confidence in the insatiability of the demand for commodities over the medium term.
With our market capitalisation at US$165 billion at 30 June and a large-scale capital return program, total shareholder returns for the year continued to break records.
High prices across our range of commodities once again played a significant role in our financial results. Like our market valuation, we have little control over commodity prices, which are largely a function of a tight global supply situation. What we can control is our response to the continually increasing demand for the commodities we produce and the way we plan to meet that demand into the future to enhance the value of the Company for our shareholders.
We have to be careful that we do not have a myopic concentration on the short term. The strength of our strategy is in the balance between optimising current conditions and progressing our pipeline of next generation high growth opportunities.
Never before has the industry been in a position where planning to ensure we maintain our share of growing markets into the future has been so important.

6	BHP BILLITON ANNUAL REVIEW 2007

While shareholder value is our primary driver, every decision the Board makes takes into account the needs and expectations of all our stakeholders: customers, resource owners, communities and governments, partners, suppliers and our employees.
Essentially, our strategy is to ensure we have a suite of long-life, low-cost assets, diversified by geography and commodity, that can be expanded and that are largely export-oriented. The growth opportunities implicit in this strategy mean we can move quickly to increase capacity from an existing operation when we determine that global demand warrants such an expansion.
At the end of the last financial year, we were conducting final assessments — what we call feasibility stage — for 15 major projects and, during the year, we approved the development of three major projects. We have many more high-growth opportunities in the pipeline.
We are a value-driven Company whose Board makes its decisions for the long term.
While shareholder value is our primary driver, every decision the Board makes takes into account the needs and expectations of all our stakeholders: customers, resource owners, communities and governments, partners, suppliers and our employees.
Corporate Responsibility
To ensure we continue to meet growing global demand for commodities requires that, as well as progressing our existing growth opportunities, we actively compete for access to undeveloped resources in regions throughout the world. In many cases, the governments and communities of these regions recognise that the development of their natural resources with the right choice of industry partner can dramatically improve their economic and social development.
The best way we can demonstrate why BHP Billiton should be the partner of choice to develop these resources, many of which are in regions such as Africa, Asia and the former Soviet Union, is to point to our track record of benefiting the communities and environments in which we operate. We have numerous examples that demonstrate our absolute commitment to improving the quality of life of the communities we work with and to minimising harm to the environment. This Review touches on some of that work but I strongly encourage you to visit the sustainable development area of our website at www.bhpbilliton.com to read about some of the programs we run throughout the world.
Our journey in response to the global issue of climate change reached a new milestone during this year with our implementation of new aggressive targets to reduce the intensity of gas emissions and energy usage at our operations. Most significantly, our revised policy recognises that real behavioural change is required by our employees, our customers and our communities and we have pledged to support that process.
As you are aware, we have been active in this space for a number of years and we are proud of what we have achieved to date. We have directed and funded projects to identify low emissions technologies for energy generation, participated in the development of national climate change policies, examined the strategic impacts of climate change on our businesses and exceeded our targets to reduce greenhouse gas emissions, including a 10 per cent reduction in greenhouse gas intensity from 1995 to 2000 and a further five per cent reduction by 2007.
Corporate Governance
While the board of any company must ensure that a robust governance structure is in place, my fellow Directors and I are equally committed to fostering a culture throughout the Company that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others. Our approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of shareholder value.
The Company’s culture will always be formed not only by the Directors, but more significantly, the Chief Executive Officer. We have been fortunate in having an outstanding Chief Executive Officer in Chip Goodyear for the past five years. Through his leadership, Chip has driven financial and operational success within a strong culture of teamwork and integrity. On behalf of my fellow Directors I want to thank him for a tremendous effort and wish him and his family well for their future.
I also want to welcome Marius Kloppers as our new Chief Executive Officer on 1 October 2007. The Board conducted an extensive global search to ensure we identified the best possible candidate to succeed Chip. It is immensely satisfying that such an exhaustive process made clear to us that the best person for the role was one of our existing executives, demonstrating the success of our internal succession program. I am very much looking forward to working with Marius and watching him make his mark on this outstanding Company.
With changes to our senior management team during the year and Chip’s retirement at the end of this calendar year, the Board’s renewal process continues. This year, Dr David Brink is retiring. He brought to the Board deep operating experience in the mining sector and an intimate knowledge of the South African environment, and we will miss his insightful contributions. On behalf of the Board I extend our sincere appreciation and wish him well in the future. We continue to assess the performance of each Board member as well as the collective effort of the Board as a whole and we engage external search firms to locate people with specific skills in the areas of finance, mining and project management, to ensure that renewal of Board membership is undertaken in an orderly manner. I thank all my fellow Directors for their contribution and commitment through the year.
Outlook
The global economy remains robust, driven by solid activity in Asia and Europe. Growth in China’s demand for raw materials should continue and place ongoing pressure on the global supply of commodities. Structurally higher cost sources of supply will be required and this, combined with higher energy prices, is likely to have a flow-on effect to commodity prices. Over the medium term we expect commodity prices to move towards long-run marginal costs of supply but, in the interim, prices are likely to stay high relative to historical levels, albeit with increased volatility.
Don Argus

BHP BILLITON ANNUAL REVIEW 2007	7

Chief Executive Officer’s Report
CHIP GOODYEAR,
CHIEF EXECUTIVE OFFICER
BHP Billiton plays a central role in providing the raw materials essential to support economic and social development. The aspirations of billions of people for a better quality of life depends on access to raw materials at a reasonable cost. To be part of an organisation that realises its critical role in making a difference to billions of people around the world has truly been a great honour.
The 2007 financial year continued the positive trend in global economic growth that has provided the backdrop for the performance of BHP Billiton in the past several years. This trend, combined with the emergence of the developing economies, has allowed the Company to generate another outstanding set of operating results and record financial performance.
Global demand for our products has enabled us to benefit from our high-quality asset base and from our decisions over the past seven years to reinvest in our business through organic projects and acquisitions. As a result, we have set annual production records in eight commodities. FY2008 is expected to be another year of strong volume growth with the continued ramp-up of a number of projects and the commencement of production from new projects across our businesses.
Global supply of commodities, which are essential for economic and social development, continues to lag growth in demand and we expect this situation to continue. This means commodity prices, while volatile, are expected to exceed long-term averages and, together with record volumes, should continue to contribute to the outstanding financial success of BHP Billiton.
As a leader in the global resources industry, we remain well-placed to respond to continuing demand growth and have demonstrated during the year our capacity to bring on-line major new sources of supply, such as the new Spence copper operation in northern Chile, and commit to further major expansions of operations such as at our iron ore business in Western Australia. When we see value in a potential acquisition we are able to act, as we did during the financial year when we purchased an interest in the Genghis Khan oil and gas development in the Gulf of Mexico, adding to our oil and gas production capacity from this new financial year, and announced a one-third interest in an alumina project in Guinea, West Africa.

8	BHP BILLITON ANNUAL REVIEW 2007

Global demand for our products has enabled us to benefit from our high-quality asset base and from our decisions over the last seven years to reinvest in our business through organic projects and acquisitions. As a result, we have set annual production records in eight commodities.
We continue to identify and evaluate numerous other project options that can be brought on-line as global demand grows in the years ahead. Our track record in delivering 33 world-class projects across the globe over the past six years is a testament to the capabilities of our people, and we remain committed to developing projects in line with the approved budgets and schedules while acknowledging the current cost and labour pressures. After five years of continual growth, expansion and development, we are still able to say we have an inventory of future project options unparalleled in the global resources industry.
We also remain well-placed to manage the challenges created by increasing demand for commodities and are determined to retain our competitive position in meeting demand. Those challenges include shortages of skilled employees and essential equipment, escalating costs of the labour and raw materials required to construct projects and maintain operations, the intense competition for the rights to develop new resources and the difficulties associated with accessing resources in increasingly remote and sometimes challenging parts of the world.
In meeting these challenges we have been able to draw on the diversity and breadth of our people and our business, combined with robust and evolving systems and processes that ensure we are sharing our skills and experiences across all of our assets and project teams.
I am very proud to be part of a truly global organisation characterised by a senior management team drawn from many parts of the world. As some of the most experienced people in the global resources industry, they lead an organisation drawn from many countries. This diversity and depth of talent, combined with our geographic spread of assets and diversity of commodities and markets gives us a significant competitive advantage through the economic cycle.
Sustainability
The continuing success and sustainability of our Company is heavily dependent on securing and maintaining our ‘licence to operate’, wherever we do business around the globe. We work actively on securing and maintaining our licence to operate through the ethical conduct of all our people, our determination to keep our people healthy and safe, our efforts to improve the quality of life of the communities in which we operate and the protection of the environment.
However, we are facing many challenges. More than 10 years ago BHP Billiton began to set targets to manage and control the gas emissions from and energy usage by our operations. Over the past year the call for precautionary action to reduce greenhouse gas emissions has become loud and universal. This year we again reviewed and reassessed our commitment to tackling climate change. The result is an updated policy that not only sets new aggressive targets for emissions and energy reduction and commits increased funds to finding technological solutions but promises to work in partnership with various organisations to better understand and manage our impacts, and the impact of our products, on climate change.
The health and safety of our people and communities, stewardship of the products we sell and our work in developing communities are all areas that continue to challenge us, but it is critical we get these right in order to preserve and enhance our licence to operate. The ability to meet the strong demand for our commodities requires that we have a positive impact on those we encounter through our business activities.
Companies that develop the skills, resources and relationships to meet these challenges will thrive and prosper. Our long-term success is contingent on our ability to manage our business in a sustainable fashion. But to find truly effective and sustainable solutions will require others to engage in the challenge. We can not do it alone; it is a shared responsibility that we have with our host nations, local communities, our people, our partners and our industry.
Farewell
I have had the enormous privilege of leading the world’s largest diversified resources company for the past five years. BHP Billiton plays a central role in providing the raw materials essential to support economic and social development. The aspirations of billions of people for a better quality of life depends on access to raw materials at a reasonable cost. To be part of an organisation that realises its critical role in making a difference to billions of people around the world has truly been a great honour.
No organisation is successful without talented and dedicated people. At BHP Billiton I have been fortunate to have had the opportunity to work with an outstanding group of people from all over the world. I would like to thank all our employees and contractors for their commitment and efforts and for their contribution to the success of BHP Billiton. I will leave knowing that the Company is well positioned for the years ahead and will continue to prosper and succeed through its next phase of growth. My successor, Marius Kloppers, has been a valuable contributor to the organisation in many roles and will be an outstanding Chief Executive Officer. I wish Marius, the executive team and all the members of the BHP Billiton family all the best for the years ahead.
Chip Goodyear

BHP BILLITON ANNUAL REVIEW 2007	9

Katerina, Vladmir and Marta are geology graduates at Olympic Dam in South Australia. They joined us from Russia as part of our ‘greenshoots’ initiative. The program recruits the best graduates from developing economies. We give graduates international operating experience so they can eventually work with us on new and developing operations in their home countries.
39,000 PEOPLE IN MORE THAN 100 OPERATIONS, SPANNING 25 COUNTRIES.
PHOTO: OLYMPIC DAM — AUSTRALIA
It’s our ability
Our people come from around the globe, drawing on many cultures and backgrounds to work together and lead our organisation. The result is a unique combination of unity and diversity that we nurture and protect.

In the 2007 financial year, we made 2,250 shipping voyages and 5,600 port calls. That’s 15 port calls and 65 deliveries for each and every day of the year. This is made possible by our world-class operations, industry leading systems and our high-calibre people — people like Lee Kirk, Panamax Desk Manager in our Hague office.
240,000 PRODUCT DELIVERIES TO MORE THAN 1,300 CUSTOMERS
GLOBALLY.
PHOTO: HAGUE MARKETING OFFICE
- THE NETHERLANDS
It’s our reliability
Every moment of every day, all around the world, our people are working hard to supply our broad range of commodities to the global marketplace. Our customers depend upon our products to help them achieve their goals.

It’s our diversification
From the 25 countries in which we operate, we sell more than 20 different commodities. Whether it’s selling copper from Chile, gas from Australia’s North West Shelf, diamonds from Canada, coal from South Africa or nickel from Colombia, we’ve got the world covered.
We are the industry leader, or one of the leaders, in minerals such as alumina, copper, nickel, iron ore and metallurgical coal. We also sell the full range of energy products, including oil, gas and uranium. The Greater Angostura development in Trinidad and Tobago is an important part of our petroleum portfolio, which also includes operations in Algeria, Australia, Pakistan, the UK and Gulf of Mexico.
IN 2007 WE ACHIEVED RECORD
PRODUCTION IN EIGHT COMMODITIES AND ACROSS
17 OF OUR ASSETS.
PHOTO: ANGOSTURA — TRINIDAD AND TOBAGO

Our Rapid Growth Project 4 will increase capacity at our iron ore operations in Western Australia to 155 million tonnes per annum. Our series of growth projects in our high-quality iron ore assets in the Pilbara has helped us meet growing global demand while also delivering outstanding shareholder returns.
BETWEEN 2003 AND THE END OF 2007, OUR ANNUAL IRON ORE
PRODUCTION IN WESTERN AUSTRALIA WILL HAVE GROWN
BY 60 MILLION TONNES.
PHOTO: WA IRON ORE — AUSTRALIA

It’s the driving force behind our continued success
We have around 39,000 employees and 60,000 contractors working in more than 100 operations across 25 countries, creating a great diversity of cultures and experiences. Many of our employees are based in Australia (42 per cent), Southern Africa (30 per cent) and South and North America (23 per cent).
SHORTAGE OF LABOUR IS AN ONGOING ISSUE IN THE GLOBAL RESOURCES SECTOR. BY 2015, THE AUSTRALIAN MINERALS INDUSTRY ALONE WILL NEED 70,000 MORE WORKERS.
Our people
Great assets need great people – talented and motivated people are our most precious resource. They form the fundamental platform of our seven strategic drivers and are essential to our success.
It is our people who discover, secure, develop and operate our assets and it is our people who get our products to our customers. Our people are the ones who work to find better ways to maximise the volumes we produce from our assets and to develop the technologies we rely on to improve our efficiency and access untapped resources.
Valuing diversity
With operations and projects spanning the globe, we truly value diversity of culture, gender, thought and language, and have recruitment targets to meet these objectives. Our people are diverse by nature but unified in purpose. We expect our people to behave according to our Charter and to value the way we do business.
A strong global commodities market means that great people are harder to find and employ than they once were. Like the resources industry generally, we are facing a shortage of technical and professional people. That means we have to work hard to ensure these people want to work with us.
Recruiting the best from around the world
We run a broad and comprehensive graduate recruitment program throughout the world. The program supports students in regions that we expect will produce our next generation of talent; countries like China, Russia and India. Our recruits are trained across the Company in order to experience the breadth of opportunities we offer. In many cases we train our recruits away from their home countries to give them a variety of experiences that they can then apply back in their home regions, as we seek to secure, develop and run operations in those regions.
Developing tomorrow’s leaders
The global nature of our businesses requires us to have strong and effective leaders at each of our operations and offices. We need people who can not only perform their professional roles, but can effectively engage with stakeholders across the range of business issues. We also need people who will be the leaders and senior management of our future.
The best way to attract and retain talented people is to develop them. We put significant effort into assessment, development and succession planning to ensure our people are doing what they want to do and to ensure that they’re achieving their goals. Our compensation packages are globally competitive and strongly tied to performance, both short and long term.
We use performance enhancement processes that ensure clear agreement about performance goals. Performance assessment takes into account not only job performance, but also how behaviours and values align with our Charter.
Our people, wherever they might be, are our voice and our identity – they are our future.

14	BHP BILLITON ANNUAL REVIEW 2007

It’s our reputation as a partner of choice
Our licence to operate
Gaining and maintaining our licence to operate is critical to our business. We aim to ensure that the communities in which we operate value our citizenship. With many new projects located in developing countries, it is increasingly important for us to be able to demonstrate to key stakeholders, including governments, our track record in making a sustainable contribution to the socio-economic development of our host communities.
Working with our communities
We aim to improve the social and economic circumstances of the communities in which we operate. We aim to build capacity within the community, placing much of the decision-making in the hands of the individuals and groups involved. Typical activities include access to basic health care and recreational facilities, provision of quality education and employment opportunities. Where our presence in a country is significant, we often provide support for provincial or national programs through the development of a community foundation. For example, our Minera Escondida Foundation in Chile has a founding mission to contribute to improving the quality of life of low-income groups, principally in Antofagasta and the Second Region but also nationally.
Working with our suppliers
We recognise the value to local economies that can be delivered through our activities and, wherever possible, encourage the development and the use of local suppliers and contractors. We also understand that our support of indigenous contractors and businesses is important for many of the communities in which we operate. This year our Western Australia Iron Ore group has implemented a A$25 million Indigenous Contracting Strategy in the Pilbara region. In response to the introduction of Black Economic Empowerment (BEE) legislation in South Africa, the implementation of our BEE Procurement Policy in 2003 has resulted in the proportion of the Company’s spend with BEE-compliant suppliers increasing from 4 per cent to 36 per cent in four years.
Working together for a better environment
We aim to mine our products responsibly and supply them to those who demonstrate a similar commitment to responsible handling throughout the product’s life cycle. We work with industry, consumer groups, government and non-government organisations to minimise the environmental, health and safety impacts of the production, use and disposal of our products.
Water scarcity impacts our operations and our local communities. Our efforts to increase water efficiency, recycling and alternative supply options are helping to reduce the burden on local water courses and supply systems.
Even more broadly, we support the global scientific community’s concerns about climate change and our new Climate Change Policy commits us to accelerated action.
Annual Black Economic Empowerment Supply Spend
We will spend US$300 million over the next five years to develop low emission technology for our products, support internal energy excellence programs and encourage emissions abatement by our employees and local communities. We will work with our customers, research institutions, peer companies, employees and communities to get the most out of these initiatives.
WE SUPPORT OUR LOCAL COMMUNITIES BY SOURCING MOST OF OUR MATERIALS AND LABOUR FROM THE COUNTRIES IN WHICH OUR MINES ARE LOCATED. 30 PER CENT OF OUR TOTAL SUPPLY SPEND IS WITH SUPPLIERS FROM THE LOCAL COMMUNITY OR REGION.
PHOTO: WA IRON ORE – AUSTRALIA

BHP BILLITON ANNUAL REVIEW 2007	15

It’s our shared responsibility
Healthy, productive and supportive communities are the key to a successful and sustainable business. So we support health research activities that focus on issues affecting our global community, such as HIV/AIDS, malaria and tuberculosis.
The Mozal Community Development Trust’s program supports the manufacture of bed nets by widows and single mothers living near our Mozal aluminium smelter in Mozambique, distributing the mosquito nets to the local community. Our support for malaria control in southern Africa was recognised with a Commendation for Business Excellence from the Global Business Coalition on HIV/AIDS, Tuberculosis and Malaria.
SIX YEARS AGO OUR MALARIA PROGRAM COVERED AN AREA OF
100KM2. THIS HAS GROWN TO 160,000KM2 OF LAND COVERAGE, PROTECTING MORE THAN FIVE MILLION PEOPLE AND REDUCING PREVALENCE OF THE DISEASE BY ALMOST 90 PER CENT.
PHOTO: MOZAL COMMUNITY DEVELOPMENT TRUST –MOZAMBIQUE

It’s our record production
Our world-class assets
With around 100 operating assets across the globe, we produce a range of commodities. We are the only diversified resources company that produces a full suite of energy products – oil, gas, coal and uranium – as well as having industry-leading positions in minerals such as alumina, copper, nickel, iron ore and metallurgical coal.
A diversified global footprint
We have a world-class portfolio of assets, reflecting our strategy to focus on large assets that will continue producing over many decades at low cost, thereby ensuring that we remain profitable throughout the inevitable economic cycles. Our portfolio also meets our overriding strategic requirement – an asset base which is diversified by commodity and geography, so that we have a natural buffer against downturns in any particular commodity or region.
Many of our operating assets are in Australia. Our Western Australian operations produce nickel, iron ore, alumina and petroleum products, while our operations in eastern Australia produce both metallurgical and thermal coal. In South Australia, our Olympic Dam asset produces copper, uranium and gold.
Another of our more concentrated regions is southern Africa, home to our aluminium smelters, titanium dioxide interest and significant thermal coal operations. Heading west across the Atlantic, we operate several copper mines and a nickel mine in South America, where we also have interests in alumina, aluminium and thermal coal operations.
Our diversified global footprint also encompasses a diamond mine, EKATI, in northern Canada, and petroleum assets in the Gulf of Mexico, Pakistan, Algeria, Trinidad and Tobago and the United Kingdom.
From production to delivery
With an emphasis on upstream assets, we produce and sell mainly raw materials and products in their basic stages of processing. These products are sold primarily to overseas customers and transported by ship. Each of our operating assets is supported by complex infrastructure. This infrastructure ensures that we can move sufficient amounts of earth, then process and transport the raw material in the most efficient way.
Around the world, our infrastructure assets include the railway and ports that we manage to ensure a seamless production process from mine to ship, and the petroleum rigs that draw on cutting-edge technology to allow us to drill for gas and oil in increasingly deep water.
Stretching the boundaries
In a strong commodities market our objective is to run our assets at full capacity and keep stretching the boundaries. The quality of our assets means that, in many cases, we can continue to increase their output in a safe and sustainable manner.
In financial year 2007, we achieved production records across eight commodities. Record annual production was achieved at 17 operations including the North West Shelf petroleum operation, the Worsley alumina operation and the iron ore operations in Western Australia. Records were also achieved at the GEMCO manganese mine on Groote Eylandt, Queensland Coal, Hunter Valley Coal and Illawarra Coal Bed Methane, all in Australia. The Mad Dog petroleum operation in the Gulf of Mexico, Zamzama in Pakistan, Alumar in Brazil, Paranam in Suriname, the Hillside and Bayside aluminium smelters and Samancor manganese operation in South Africa, the Mozal aluminium smelter in Mozambique, the massive Escondida copper mine in Chile and Cerrejon Coal in Colombia, all achieved record annual production.
Our Cerro Matoso mine in Colombia is one of the world’s richest lateritic nickel deposits. Our mining concessions and exploration rights span 77,000 hectares of the Colombian nickel belt, estimated to be capable of sustaining production for around 30 years. The smelter produces high-quality ferronickel and can produce around 55,000 tonnes of contained nickel each year.
OUR STRATEGY IS BASED ON UPSTREAM, LARGE, LONG-LIFE, LOW-COST, EXPANDABLE, EXPORT-ORIENTED ASSETS THAT ARE DIVERSIFIED BY COMMODITY AND GEOGRAPHY.

BHP BILLITON ANNUAL REVIEW 2007	17

It’s the way we share knowledge and expertise
A recent Business Excellence project focused on increasing the ore feeding rate to two kilns at our Cerro Matoso ferronickel mining and smelting complex in Colombia. The solutions implemented not only increased the ore feed rate, but also reduced both the gas consumption in the kilns and the energy consumption in the electrical furnaces. The resulting cost savings generated an additional US$23 million EBIT.
MORE THAN 6,000 OF OUR TECHNICAL EXPERTS ACROSS THE WORLD SHARE THEIR IDEAS AND BEST PRACTICES THROUGH MORE THAN 300 VIRTUAL COMMUNITIES THAT WE OPERATE GLOBALLY. THIS MAKES US MORE EFFICIENT AND ENSURES GOOD IDEAS ARE SPREAD ACROSS THE ORGANISATION.
PHOTO: MELBOURNE OFFICE – AUSTRALIA
Our BHP Billiton way
While the commodities we produce are many and varied, and the locations of our assets spread far and wide, the issues and challenges that hinder performance can often be remarkably similar. Sharing knowledge, expertise and ideas across our operations, therefore, is vital. We use a series of networks to help us identify and share successful practices for the benefit of everyone across the Company.
Different locations, same values
The values, standards, policies and processes that we apply to the behaviour and actions of our people at one operation are the same as those applied at any other part of the business, regardless of geography or culture. This consistent philosophy helps us to ensure the health and safety of our employees, as well as governing the way we work with customers and other stakeholders and the way we manage investment decisions.
Our Charter values provide the overriding guide for how we work. They outline our major commitments as an organisation – commitments to health, safety, environment and community responsibility; integrity in what we do and what we say we will do; high performance; relationships that focus on the creation of value for all parties; the courage to lead change; and respect for each other.
The real benefits of Business Excellence
Our Business Excellence program runs company-wide and helps us to encourage and apply best practice across the broad spread of our businesses and corporate functions. In doing so, we can increase revenues, decrease costs and improve operational efficiency.
The program establishes an ‘excellence cycle’, which requires every business to regularly evaluate performance, examine opportunities for improvement and measure the resulting financial benefits.
Crucially, the program ensures that successful improvements are shared across all our assets through knowledge-sharing networks and Communities of Practice (CoPs). This is where the real benefits of the Business Excellence program are demonstrated. We are running 300 CoPs throughout the Company, with more than 6,000 technical experts sharing their ideas and best practices electronically, by telephone and in dedicated workshops.
When our team at New Mexico Coal in the US wanted to increase output by improving the use of conveyors, they contacted the conveyor maintenance CoP. Within 24 hours, operations from around the world provided the New Mexico team with improvement ideas that were quickly put in place.
Improvement projects just like this deliver significant financial benefits every year in every business.

It’s the returns we make for our shareholders
Our financial strength and discipline
Six years ago, BHP Billiton had a market capitalisation of around US$28 billion. As at 30 June, our market capitalisation had grown to around US$165 billion. In financial year 2007, our full-year profit alone amounted to almost half of our entire 2001 market capitalisation. Now, more than ever, a disciplined approach when it comes to utilising our cash flow is crucial.
Capital management strategy is central to our long-term performance
Our capital management strategy remains the same: to reinvest in our extensive pipeline of world-class projects that carry attractive rates of return regardless of the economic climate; ensure a solid balance sheet; and return excess capital to shareholders.
In a strong commodities market, the cost of reinvesting in projects has grown, but our robust investment approvals process ensures that projects have a high probability of success and are capable of achieving optimal shareholder value with an acceptable degree of risk. Our goal is to invest in opportunities that are aligned with our strategic drivers and that achieve returns in excess of the cost of capital over the long term.
The US$13 billion capital management program announced during the year, together with five years of consecutive dividend growth and a commitment to maintain a progressive dividend policy, reflects our confidence in our ability to continue producing solid earnings and cash flow that can support these increased shareholder returns without impacting our investment program.
During the financial year we bought back 287,820,269 of our shares at a cost of US$5.8 billion through on-market share buy-back programs in the United Kingdom and an off-market share buy-back program in Australia. The cancellation of those shares effectively reduced the number of shares on issue in the market, thereby increasing the earnings and cash flow attributable to each remaining share. The rebasing of the final dividend to 27 US cents per share – an increase of 46 per cent over last year’s final dividend – is a strong indication of our confidence in the outlook for the industry and our ability to support this higher level of dividend over the longer term.
A strong credit rating
Underpinning all our financial initiatives is our commitment to maintaining a solid ‘A’ credit rating and the low-cost position of our asset portfolio.
Controlling costs
We continue to be vigilant in controlling our costs and take a view that cost management is even more important in a strong commodities market if shareholders are to realise optimum value from their investment. With costs under pressure throughout the industry, leveraging our size and geographic diversification allows us to manage our costs, giving us an advantage over our competitors.
We have continued to build on our outstanding track record of meeting our capital management commitment and delivering value to shareholders. In February, we announced a US$10 billion increase to our capital management program. This was our third sizeable capital return announcement in a 12-month period and brought our total capital management initiatives since August 2004 to US$17 billion.
Returns to shareholders since 2001
Dividends
OUR FULL YEAR DIVIDEND OF 47 US CENTS PER SHARE WAS 30.6 PER CENT HIGHER THAN THE YEAR BEFORE. IT WAS ALSO OUR 11TH CONSECUTIVE DIVIDEND INCREASE.

BHP BILLITON ANNUAL REVIEW 2007	19

It’s our growth opportunities
We have a world-class portfolio of assets. By fast-tracking our growth opportunities, we are accelerating the rate at which we move our resources to market. In addition, we are focusing on exploration, business development and technology to replenish and augment our resource base and create options for future growth.
Neptune is our first operated, deepwater, stand-alone oil and gas facility in the Gulf of Mexico, and a significant step in developing a core business in the region. Neptune adds to our expanding portfolio of assets already producing oil and gas in the Gulf of Mexico, including Mad Dog and Atlantis.
TODAY, OUR 33 GROWTH PROJECTS
TOTAL AN EXPECTED CAPITAL INVESTMENT OF US$20.9 BILLION.
PHOTO: NEPTUNE – GULF OF MEXICO

It’s our capacity to meet demand
Our Spence copper operation in Chile will reach full capacity towards the end of CY2007. During its construction, the workforce peaked at more than 5,000 people and the project was recognised by the Chilean National Mining and Geology Service (Sernageomin) for its safety record. Spence’s Solvent Extraction/Electrowinning plant is among the most modern in the world.
SINCE JULY 2001, WE HAVE COMPLETED 33 PROJECTS. ANOTHER 33 ARE IN DEVELOPMENT OR IN THE FINAL STAGE OF ASSESSMENT.
Our project pipeline
Our world-class assets represent a range of valuable growth opportunities. In the past six years we have completed 33 projects spanning our entire portfolio of commodities. This capacity to increase production volumes to meet growing global demand has been a critical factor in enabling us to capture the current high commodity prices.
Many of our most significant assets have undergone almost continuous expansion over the past six years. During that time, our share of production from the Western Australia iron ore assets, for example, has grown from 58.3 Mt to 91.6 Mt, while production from the Escondida copper operation in Chile has increased from 500,700 tonnes to 765,000 tonnes.
An unparalleled project pipeline
During the financial year 2007, we approved the development of WA Iron Ore RGP4, Genghis Khan and Pinto Valley, and we commissioned Spence, in northern Chile, which will produce 200,000 tonnes of copper a year.
When we acquired WMC in 2005, we added nickel assets in Western Australia and the Olympic Dam copper, uranium and gold resource in South Australia to our portfolio. In this past year, we acquired an interest in the Genghis Khan oil field in the Gulf of Mexico and a one-third share of the Guinea Alumina project, which consists of high-quality bauxite reserves and the development of an alumina refinery in Guinea.
Our project pipeline is unparalleled in the resources industry. It comprises US$14.3 billion of investment in projects that have been approved by the Board and are now under way. The 19 projects represented by this investment are due to reach full production capacity within approximately three years. Another 14 projects, representing a further US$6.6 billion of investment, are in the final stage of evaluation before being approved.
Increasing volumes in 2008
In the financial year 2008, we expect to significantly increase production with the delivery of five petroleum projects, three of which are in the deepwater Gulf of Mexico. The commissioning of the Ravensthorpe and Yabulu nickel operations and another iron ore expansion, all in Australia, and the completion of the Koala Underground diamond project in northern Canada, add to the increasing 2008 volumes.
We take great pride in delivering our projects on time and within budget. Despite cost pressures and shortages of labour and materials throughout the industry, we continue to meet our commitments thanks to the technical skill of our people and our global supply and procurement processes.
Antamina, Peru, 2001 Escondida Phase IV, Mozal 2, Mozambique, Ohanet, Algeria, 2003 US$23m under budget, Chile, 2002 2003 On budget, on time on time US$57m under budget, US$94m under budget, on time before time US $752 million US $543 million US $311 million US $464 million

22	BHP BILLITON ANNUAL REVIEW 2007

It’s our potential for future growth
Our growth options
We need to look beyond our current project pipeline if we are to secure a foundation for future generations of growth. That’s why we are looking to secure growth in several ways – from existing operations to emerging regions, through exploration, technology and possible merger and acquisition activity.
Existing operations offer decades of growth
Our abundance of existing resources in economically and politically stable countries provides us with a unique set of options to deliver decades of growth. We have growth opportunities within our unique portfolio of energy assets, including our oil, gas, liquefied natural gas, energy coal and uranium assets. We also have a range of exciting expansion opportunities across our other operations, including our Western Australia iron ore assets, the Escondida copper mine in northern Chile, the Olympic Dam copper, uranium and gold mine in South Australia, the Cerro Matoso nickel operation in Colombia and the GEMCO manganese mine at Groote Eylandt in north-eastern Australia.
Emerging regions
Many of our assets are in the traditional resource regions of Australia, South Africa, South America and the US. However, we also have significant experience in operating in more challenging geographies. This experience helps us build and strengthen our position in emerging regions – regions that we expect will play an increasingly central role as resource bases in the future. It means we can secure future development options as opportunities emerge in regions such as sub-Saharan Africa.
Expanding the possibilities
As the world’s readily accessible resources become more scarce, we need to look towards technology and expand the possibilities for extracting resources in an economically viable and sustainable manner, and to reach those resources once regarded as beyond our capabilities. We aim to be leaders when it comes to understanding and harnessing future developments in science and technology that will help us to capture the full value of our assets. Every day, our engineers and scientists are developing our understanding of how to locate new resources and unlock resources once deemed too complex or uneconomical to process.
Exploration continues to be an important focus for us. In our minerals businesses we are undertaking exploration in 28 countries, while petroleum exploration is under way in eight countries. We are exploring for diamonds in Angola, Canada and the Democratic Republic of Congo (DRC); for copper in Australia, Chile, Mongolia, the DRC and Zambia; and for nickel in Australia, Russia and Africa. During the year, we also conducted exploration for iron ore, coal, potash and bauxite across many regions including Australia, Brazil, Canada and West Africa.
Future growth may also include merger and acquisition activity. We evaluate all opportunities for mergers and acquisitions as they arise, and make our decisions based on the long-term value that such transactions can bring to our shareholders.
Our bioleaching technology is a relatively inexpensive process that helps us recover metal from concentrates that are difficult to treat. It also helps us recover metal from low-grade ores, which is increasingly important as high-grade ore reserves are depleted. Bioleaching also reduces our energy consumption.
BioNICTM AND BioCOPTM ARE JUST TWO OF THE REGISTERED BIOLEACHING PROCESSES DEVELOPED BY OUR GLOBAL TECHNOLOGY GROUP.
Spence, Chile, 2006 WA Iron Ore RGP2, Koala Underground, EKATI Shenzi,
On local currency Australia, 2006 Canada, due 2007 Gulf of Mexico, due 2009
budget, before time On local currency budget, On budget, on time On budget, on time on time
US$1,100 million US$521 million US$200 million US$1,940 million

BHP BILLITON ANNUAL REVIEW 2007	23

Customer Sector Group highlights
•	Record annual production records at 17 of our assets right across our commodity range, including record production in eight key commodities: natural gas, alumina, aluminium, copper, nickel, iron ore, manganese ore and metallurgical coal.

•	Significant volume growth expected in FY2008, especially in oil and gas, copper, iron ore and nickel.

•	Our project pipeline provides significant future value, with 33 projects in either execution or feasibility representing an expected capital investment of US$20.9 billion. We also have further medium-term options in our portfolio with capital expenditure requirements in excess of US$50 billion.
Petroleum

J Michael Yeager	Underlying EBIT increased	1.5%

US$ million

Turnover	5,885

Underlying EBIT	3,014

Capital expenditure	1,687

Net operating assets	7,061

•	Development of the Shenzi oil and gas field in the Gulf of Mexico was given the go-ahead in June 2006. Shenzi will have the capacity to produce up to 100,000 barrels of oil and 50 million cubic feet of gas per day and is scheduled to come onstream by mid 2009.

•	The acquisition of an interest in the Genghis Khan oil and gas development in the deepwater Gulf of Mexico adds to our total oil and gas production.

•	Petroleum expanded its exploration portfolio in March with the addition of two highly prospective acreage positions offshore Malaysia, in the Sabah region northwest of Borneo, where water depths range from 1,600 to 2,800 metres.

•	Petroleum achieved a 50 per cent improvement in safety with a 2.37 total recordable incident frequency rate for FY2007, versus a rate of 4.73 the previous year.
Aluminium

Nelson Silva	Underlying EBIT increased	55.8%

US$ million

Turnover	5,879

Underlying EBIT	1,856

Capital expenditure	369

Net operating assets	6,178

•	Record production of aluminium (1.3 mt) and alumina (4.5 mt) was achieved across a number of assets, which, combined with strong prices and cost control, resulted in a record Underlying EBIT contribution of US$1,856 million.

•	Our expansion project at Worsley in Australia was successfully ramped-up, to produce a record 2,956 mt. The Alumar Refinery expansion in northern Brazil remains in line with its revised budget and timetable.

•	We acquired a one-third interest in a long-life, low-cost bauxite resource and alumina refinery in Guinea, West Africa, one of the most advanced projects of its type.

•	The Aluminium Customer Sector Group achieved a significant decrease in the incidence of occupational illnesses in 2007.
Base Metals

Diego Hernandez	Underlying EBIT increased	27.9%

US$ million

Turnover	12,635

Underlying EBIT	6,905

Capital expenditure	835

Net operating assets	10,954

•	A record Underlying EBIT of US$6,905 million, due largely to record copper production of 1,250.1 kt from ongoing operations, and continuing high commodity prices.

•	Spence, our new copper mine in Chile, began operating. Combined with our other mines, including Escondida and Olympic Dam, Spence made us the world’s second largest producer of copper in FY2007.

•	Spence also delivered outstanding safety performance, receiving a safety award from the Chilean National Mining and Geology Service (Sernageomin).

•	The Escondida Sulphide Bioleach Project harvested its first copper cathodes and will increase the production of electro-won cathodes by 180,000 tonnes per year (100 per cent) when at full capacity. The new seawater desalinisation plant, a milestone in the industry, produces 525 litres per second of industrial water that is transported through a 170 kilometre pipeline to the site, located 3,200 metres above sea level.
Diamonds and Specialty Products

Alberto Calderon	Underlying
	EBIT decreased	(24.3)%

US$ million

Turnover	893

Underlying EBIT	261

Capital expenditure	144

Net operating assets	1,759

•	EKATI in northern Canada is transitioning from open-pit mining to underground. The Koala Underground project is on time and on budget with first production anticipated in the second quarter of FY2008.

•	Diamonds exploration makes good progress in Angola.

•	We captured access to substantial acreage in the world’s most sizable potash basin in Saskatchewan, with evaluation at the Corridor Sands project in Mozambique to progress next year.

•	The Diamonds and Specialty Products Customer Sector Group achieved a 30 per cent reduction in classified injuries, 23 per cent reduction in classified injury frequency rate and a 45 per cent reduction in total recordable injury frequency rate.

24	BHP BILLITON ANNUAL REVIEW 2007

Stainless Steel Materials

Jimmy Wilson	Underlying
	EBIT increased	310.3%

US$ million

Turnover	6,901

Underlying EBIT	3,697

Capital expenditure	1,509

Net operating assets	6,598

•	Nickel production from the combined Yabulu Extension and Ravensthorpe projects in Australia is expected in the first quarter of CY2008 with the projects tracking to schedule.

•	We responded strongly to increased market demand with nickel production increasing by 7 per cent over the previous 12 months to 186,300 tonnes.

•	Strong demand conditions emphasise our imperative of delivering on existing and new projects including developing our new joint venture with Norilsk in Russia and furthering studies in other areas prospective for nickel, particularly South East Asia and South America.

•	Our approach to community development at Cerro Matoso, Colombia, is recognised as leading practice and lessons learned are being used in Guatemala and the Philippines.
Iron Ore

Ian Ashby	Underlying EBIT increased	7.9%

US$ million

Turnover	5,524

Underlying EBIT	2,738

Capital expenditure	1,186

Net operating assets	4,191

•	Strong market conditions and the successful integration of expansion capacity resulted in record production and sales at the Western Australian iron ore operations.

•	Rapid Growth Project 4, which will increase capacity at the Western Australian iron ore operations to 155 mtpa by the first half of CY2010, was approved.

•	Construction of a third pellet plant at Samarco in Brazil continued on schedule and on budget. The project will increase annual iron ore pellet production capacity to more than 21 mtpa and is expected to be completed in the first half of CY2008.

•	A healthy lifestyle program called ‘The Biggest Winner’ has been launched for Western Australian iron ore workers and their families in Newman and Port Hedland. The program is facilitated by an external provider and, to date, 1,000 employees and family members have signed on.
Manganese

Peter Beaven	Underlying EBIT increased	91.7%

US$ million

Turnover	1,244

Underlying EBIT	253

Capital expenditure	72

Net operating assets	590

•	All time record production levels were recorded for both ore and alloy. Production for ore was 14 per cent higher than FY2006 and alloy was 17 per cent higher, due to increased reliability and productivity and stable operations.

•	Second highest ever Underlying EBIT was achieved for the Manganese Customer Sector Group in FY2007.

•	The expansion project at the Groote Eylandt ore mine progressed to feasibility stage and the expanded capacity is expected to be on stream by the end of December 2008.

•	The percentage of employees in our South African operations attending voluntary confidential counselling and testing for HIV and AIDS increased to 71 per cent (target 60 per cent).
Metallurgical Coal

Dave Murray	Underlying EBIT decreased	(31.9)%

US$ million

Turnover	3,769

Underlying EBIT	1,249

Capital expenditure	555

Net operating assets	2,173

•	The demand for seaborne high-quality metallurgical coal remains solid with year on year volume growth, although prices retreated from their peak levels of two years ago.

•	Annual production records were delivered at Queensland Coal in Australia to meet customer needs, with Poitrel having commenced production in October.

•	Record throughput at our Hay Point Terminal, which was being successfully expanded to 40 mtpa capacity. Further expansion will see throughput capacity increase to 44 mtpa by the end of CY2007.

•	A$65 million was committed over five years to low emissions technology development through the Australian coal industry’s COAL21 Fund. Going forward, our contribution will increase to in excess of A$100 million over 10 years.
Energy Coal

Dave Murray (pictured above)	Underlying EBIT increased	48%

US$ million

Turnover	4,576

Underlying EBIT	484

Capital expenditure	242

Net operating assets	1,846

•	Operational performance at Hunter Valley Coal in Australia has shown significant improvement, achieving two quarters of record production.

•	At New Mexico Coal in the US, the San Juan long-wall move was successfully completed and was below budget. The Navajo mine also achieved 142 injury free days.

•	Substantial operational improvements were achieved at Middelburg and Klipspruit in South Africa, and the Middelburg Middlings plant project is on-line to meet cost and delivery targets.

•	Identifying health challenges facing Indonesian Coal project’s local workforce (80 per cent), Energy Coal commissioned the Health Research Centre of the University of Indonesia (PPKUI) to conduct a comprehensive baseline public health survey. It targeted basic hygiene, maternal and child health (immunisation, nutrition, family planning, etc.), communicable diseases, clean water, sanitation, provision of basic medical services, health service infrastructure and health practitioner training.

BHP BILLITON ANNUAL REVIEW 2007	25

Offices
Petroleum
Aluminium
Base Metals
Diamonds and Specialty Products
Stainless Steel Materials
Iron Ore
Manganese
Metallurgical Coal
Energy Coal

BHP Billiton locations

Offices

Ref	Country	Location
1	Angola	Saurimo ▲
2	Angola	Luanda ▲
3	Australia	Adelaide ♦ ●
4	Australia	Brisbane ●
5	Australia	Melbourne ♦ ● ▲ (Global Headquarters)
6	Australia	Newcastle ● ■
7	Australia	Perth ♦ ● ▲ ■
8	Belgium	Antwerp ●
9	Brazil	Rio de Janeiro ● ▲
10	Burundi	Bujumbura ▲
11	Cambodia	Phnom Penh ▲
12	Canada	Vancouver ▲
13	Chile	Santiago ♦ ● ▲
14	China	Beijing ● ▲
15	China	Lanzhou ▲
16	China	Shanghai ●
17	DRC	Kinshasa & Lubumbashi ▲
18	Guinea	Conakry ▲
19	India	New Delhi ●
20	Indonesia	Jakarta ●
21	Japan	Tokyo ●
22	Kazakhstan	Almaty ▲
23	Korea	Seoul ●
24	Liberia	Monrovia ▲
25	Mongolia	Ulaanbaatar ▲
26	Netherlands	The Hague ●
27	Philippines	Manila ●
28	Russia	Moscow ▲
29	Singapore	Singapore ● ▲
30	South Africa	Johannesburg ♦ ● ▲ ■
31	South Africa	Richards Bay ●
32	Switzerland	Baar ●
33	UK	London ♦
34	UK	Sheffield ●
35	US	Houston ♦ ●
36	US	Pittsburgh ●

♦ Corporate Centres
● Marketing Offices
▲ Minerals Exploration Offices
■ Technology Centres

Petroleum

Ref	Country	Site/Asset	Description	Ownership
37	Algeria	Ohanet	Joint operator with Sonatrach of wet gas development	45%
38	Algeria	ROD Integrated Development	Onshore oil development, comprising development and production of six oil fields	34–45%
39	Australia	Bass Strait	The Bass Strait operations produce oil, condensate, LPG, natural gas and ethane	50%
40	Australia	Minerva	Operator of Minerva gas field development in the Otway Basin	90%
41	Australia	North West Shelf	One of Australia's largest resource projects, producing liquids, LNG and domestic gas	8.33–16.67%
42	Australia	Offshore Western Australia	Operator of Griffin oil and gas development offshore WA, and operator of Pyrenees and Stybarrow, both currently under development	45–71.43%
43	Pakistan	Zamzama	Operator of onshore gas development	38.5%
44	Trinidad and Tobago	Angostura	Operator of oil field	45%
45	UK	Bruce/Keith	Oil and gas production in the UK North Sea	16–31.83%
46	UK	Liverpool Bay	Operator of oil and gas development in the Irish Sea	46.1%
47	US	Gulf of Mexico	Interests in several producing assets, the Atlantis, Neptune and Shenzi/Genghis Khan developments, and a significant exploration acreage position	4.95–100%
–	Various	Exploration	Exploration interests in Algeria, Australia, Maritime Canada, Colombia, Malaysia, Namibia, Pakistan, South Africa, Trinidad and Tobago, UK, US	–

26
BHP BILLITON ANNUAL REVIEW 2007

34
28 46
33 26 12 8 32
36 61 79 35 38 37 47
Offices Petroleum 44 51 Aluminium 77 [18]24
66 54
Base Metals 17 10
Diamonds and Specialty Products 50 49
Stainless Steel Materials 60 2 1 Iron Ore Manganese 57 68
59 9
Metallurgical Coal 58 78 52 30 Energy Coal 71 53 63 31 13 BHP Billiton locations Offices Ref Country Location
1 Angola Saurimo ? 2 Angola Luanda ? 3 Australia Adelaide ???? 4 Australia Brisbane ? 5 Australia Melbourne ??????(Global Headquarters) Petroleum
6 Australia Newcastle ??? 7 Australia Perth ??????? Ref Country Site/Asset Description Ownership 8 Belgium Antwerp ? 37 AlgeriaOhanet Joint operator with Sonatrach 45% 9 Brazil Rio de Janeiro of wet gas development ??? 10 Burundi Bujumbura 38 AlgeriaROD Integrated Onshore oil development, comprising 34–45% ? Development development and production of 11 Cambodia Phnom Penh ? six oil fields 12 Canada Vancouver ? 39 Australia Bass Strait The Bass Strait operations produce oil, 50% 13 Chile Santiago ????? condensate, LPG, natural gas and ethane 14 China Beijing ??? 40 Australia Minerva Operator of Minerva gas field 90% development in the Otway Basin 15 China Lanzhou ?? 41 Australia North West One of Australia’s largest 8.33–16.67% 16 China Shanghai ? Shelf resource projects, producing 17 DRC Kinshasa & Lubumbashi ? liquids, LNG and domestic gas 18 Guinea Conakry ? 42 Australia Offshore Operator of Griffin oil and gas 45–71.43% 19 India New Delhi Western development offshore WA, and ? Australia operator of Pyrenees and Stybarrow, 20 Indonesia Jakarta ? both currently under development 21 Japan Tokyo ? 43 Pakistan Zamzama Operator of onshore gas development 38.5% 22 Kazakhstan Almaty ? 44 Trinidad Angostura Operator of oil field 45% 23 Korea Seoul ? and Tobago 24 Liberia Monrovia ? 45 UK Bruce/Keith Oil and gas production in the 16–31.83% UK North Sea 25 Mongolia Ulaanbaatar ? 46 UKLiverpool Bay Operator of oil and gas development 46.1% 26 Netherlands The Hague ? in the Irish Sea 27 Philippines Manila ? 47 US Gulf of Mexico Interests in several producing assets, 4.95–100% 28 Russia Moscow ?? the Atlantis, Neptune and Shenzi/ 29 Singapore Singapore Genghis Khan developments, and ????a significant exploration acreage position 30 South Africa Johannesburg ??????? – Various Exploration Exploration interests in Algeria, Australia, – 31 South Africa Richards Bay ? Maritime Canada, Colombia, Malaysia, 32 Switzerland Baar ? Namibia, Pakistan, South Africa, Trinidad ?Corporate Centres and Tobago, UK, US 33 UK London ? ?Marketing Offices 34 UK Sheffield ? ?Minerals Exploration 35 US Houston ???? Offices 36 US Pittsburgh ? ??Technology Centres 26 BHP BILLITON ANNUAL REVIEW 2007

25
22
15
14
23
21
16
43
19
11
27
29
20
69
41
42
67
65
55
73
76
4
64
56
74
7
48
3
75
6
72
5
40
39
70

Diamonds and Specialty Products

Ref	Country	Site/Asset	Description	Ownership
62	Canada	EKATI	Diamond mine in Yellowknife, Northwest Territories	80%
63	South Africa	Richards Bay Minerals	Integrated titanium smelter/mineral sands mine	50%

Stainless Steel Materials

Iron Ore

Ref	Country	Site/Asset	Description	Ownership
67	Australia	Western Australia Iron Ore	Integrated mine, rail and port operations in the Pilbara	85–100%
68	Brazil	Samarco	Low-cost iron ore pellet producer. Integrated mine, pipeline and port operations	50%

Manganese

Ref	Country	Site/Asset	Description	Ownership
69	Australia	GEMCO	Producer of manganese ore	60%
70	Australia	TEMCO	Producer of manganese alloys	60%
71	South Africa	Samancor Manganese	Integrated producer of manganese ore (Hotazel Manganese Mines), alloy (Metalloys) and manganese metal (Manganese Metal Company)	60%

Aluminium

Ref	Country	Site/Asset	Description	Ownership
48	Australia	Worsley	Integrated alumina refinery/bauxite mine	86%
49	Brazil	Alumar	Alumina refinery and aluminium smelter	36–40%
50	Brazil	MRN	Bauxite mine	14.8%
51	Guinea	Guinea Alumina Project	Integrated alumina refinery/bauxite mine (currently in definition stage)	33.3%
52	Mozambique	Mozal	Aluminium smelter	47.1%
53	South Africa	Hillside/Bayside	Two aluminium smelters	100%
54	Suriname	Paranam	Alumina refinery and bauxite mines	45%

Metallurgical Coal

Ref	Country	Site/Asset	Description	Ownership
72	Australia	Illawarra Coal	Three underground coal mines	100%
73	Australia	Queensland Coal	World's largest supplier of high-quality metallurgical coal for steel production	50–80%

Base Metals

Ref	Country	Site/Asset	Description	Ownership
55	Australia	Cannington	Silver, lead and zinc mine in north-west Queensland	100%
56	Australia	Olympic Dam	Large underground copper/uranium mine in South Australia	100%
57	Chile	Cerro Colorado	Open-cut mine producing copper cathode	100%
58	Chile	Escondida	One of the world's largest copper mines, located in northern Chile	57.5%
59	Chile	Spence	Open-cut mine producing copper cathode	100%
60	Peru	Antamina	Large copper-zinc mine	33.75%
61	US	Pinto Valley	Copper mine	100%

Energy Coal

Ref	Country	Site/Asset	Description	Ownership
74	Australia	Hunter Valley Energy Coal	Mt Arthur Coal	100%
75	Australia	Illawarra Coal	Marketing agent for energy coal output	–
76	Australia	Queensland Coal	Marketing agent for energy coal output	–
77	Colombia	Cerrejon	Largest coal producer in Colombia	33.3%
78	South Africa	Energy Coal South Africa	Five energy coal mines	100%
79	US	New Mexico Coal	Mine-mouth operations	100%

BHP BILLITON ANNUAL REVIEW 2007
27

25
22
14
15 23
21 Diamonds and Specialty Products 16 Ref Country Site/Asset Description Ownership 62 Canada EKATI Diamond mine in Yellowknife, 80% 43 19 Northwest Territories 63 South Africa Richards Bay Integrated titanium smelter/mineral 50% Minerals sands mine 11 27
Stainless Steel Materials
29 Ref Country Site/Asset Description Ownership 64 Australia Nickel West Nickel assets including Mt Keith and 100% 20 Leinster operations, Kalgoorlie nickel smelter and concentrator and Kwinana nickel refinery and Ravensthorpe nickel mine and 69 processing facility (currently in development) 65 Australia Yabulu Refinery The Yabulu refinery is one of the world’s 100% 41 65 major laterite nickel-cobalt processing plants 42 55 66 Colombia Cerro Matoso Integrated ferronickel mining and 99.8% 67 7376 smelting complex in northern Colombia 4
64 56 74
7 75 6 48 3 72
5 Iron Ore 40 39 Ref Country Site/Asset Description Ownership 70
67 Australia Western Integrated mine, rail and port 85–100% Australiaoperations in the Pilbara Iron Ore 68 Brazil Samarco Low-cost iron ore pellet producer. 50% Integrated mine, pipeline and port operations Manganese Ref Country Site/Asset Description Ownership
Aluminium 69 Australia GEMCO Producer of manganese ore 60%
70 Australia TEMCO Producer of manganese alloys 60% Ref Country Site/Asset Description Ownership
71 South Africa Samancor Integrated producer of manganese ore 60%
48 Australia Worsley Integrated alumina refinery/ 86% Manganese (Hotazel Manganese Mines), alloy bauxite mine (Metalloys) and manganese metal
49BrazilAlumar Alumina refinery and aluminium 36–40% (Manganese Metal Company) smelter 50BrazilMRN Bauxite mine 14.8% 51GuineaGuinea Alumina Integrated alumina refinery/bauxite 33.3% Project mine (currently in definition stage) Metallurgical Coal 52Mozambique Mozal Aluminium smelter 47.1% Ref Country Site/Asset Description Ownership
53South Africa Hillside/Bayside Two aluminium smelters 100% 72 Australia Illawarra Three underground coal mines 100% 54Suriname Paranam Alumina refinery and bauxite mines 45% Coal 73 Australia Queensland World’s largest supplier of 50–80% Coal high-quality metallurgical coal for steel production Base Metals Ref Country Site/Asset Description Ownership
55 Australia Cannington Silver, lead and zinc mine in 100% Energy Coal north-west Queensland
56Australia Olympic Dam Large underground copper/uranium 100% Ref Country Site/Asset Description Ownership mine in South Australia 74 Australia Hunter Valley Mt Arthur Coal 100% 57Chile Cerro Colorado Open-cut mine producing 100% Energy Coal copper cathode 75 Australia Illawarra Coal Marketing agent for energy coal output – 58Chile Escondida One of the world’s largest copper 57.5% 76 Australia Queensland Coal Marketing agent for energy coal output –mines, located in northern Chile 77 Colombia Cerrejon Largest coal producer in Colombia 33.3% 59Chile Spence Open-cut mine producing 100% 78 South Africa Energy Coal Five energy coal mines 100% copper cathode South Africa 60Peru Antamina Large copper-zinc mine 33.75% 79 US New Mexico Mine-mouth operations 100% 61US Pinto Valley Copper mine 100% Coal BHP BILLITON ANNUAL REVIEW 2007 27

Board of Directors
Don Argus AO, SF FIN, FCPA, 69
Term of office: Director of BHP Limited since November 1996 and Chairman since April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Argus was last re-elected in 2006 and, in accordance with the Group’s policy described under ‘Tenure’ on page 37 of this Annual Review, is retiring and standing for re-election in 2007.
Independent: Yes
Skills and experience: Don Argus has considerable experience in international business and a strong management background. He has more than 40 years’ experience in the banking industry and is a former Managing Director and CEO of the National Australia Bank Limited.
Other directorships and offices (current and recent):
•	Chairman of Brambles Limited (since September 1999) and a Director (since May 1999)

•	Director of Australian Foundation Investment Company Ltd (since May 1999)

•	Former Director of Southcorp Limited (from May 1999 to August 2003)

•	Member of the International Advisory Board of Allianz Aktiengesellschaft (since April 2000)

•	Member of International Advisory Committee to the New York Stock Exchange Board of Directors (since November 2005)
Board Committee membership:
•	Chairman of the Nomination Committee
Charles (Chip) Goodyear BSc, MBA, FCPA, 49
Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since November 2001. Appointed Chief Executive Officer (CEO) in January 2003. Mr Goodyear was last re-elected in 2004 and is retiring from the Board this year.
Independent: No
Skills and experience: Charles Goodyear has extensive experience in finance, corporate restructuring and mergers and acquisitions. He joined the Group as Chief Financial Officer (CFO) in 1999. He was previously President of Goodyear Capital Corporation and executive Vice President and CFO of Freeport-McMoRan Inc.
Other directorships and offices (current and recent):
•	Member of the International Council of Mining and Metals

•	Member of Business Council of Australia

•	Member of the United States National Petroleum Council
Board Committee membership:
•	None
Paul Anderson B S (Mech Eng), MBA, 62
Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. He was the CEO and Managing Director of BHP Limited from December 1998 until June 2001 and of BHP Billiton Limited and BHP Billiton Plc from June 2001 until July 2002. He was a non-executive Director of BHP Billiton Limited and BHP Billiton Plc from July to November 2002. Mr Anderson was elected in 2006.
Independent: Yes
Skills and experience: Paul Anderson has an extensive background in natural resources and energy and, as one of the architects of the merger that created BHP Billiton, has a deep understanding of the strategy behind the Group’s success. He is Chairman of Spectra Energy Corporation and retired as Chairman of Duke Energy Corporation in January 2007 where he had more than 20 years’ experience at Duke Energy and its predecessors.
Other directorships and offices (current and recent):
•	Chairman of Spectra Energy Corporation (since January 2007)

•	Director of Qantas Airways Limited (since September 2002)

•	Former Chairman of Duke Energy Corporation (from November 2003 to January 2007) and former CEO (from November 2003 to April 2006)

•	Former Director of Temple Inland Inc (from February 2002 to May 2004)

•	Former Director of Fluor Corporation (from March to October 2003)

•	Member of the US President’s Council of Advisors on Science and Technology
Board Committee membership:
•	Member of the Sustainability Committee
David Brink MSc Eng (Mining), D Com (hc), 68
Term of office: Director of Billiton Plc since June 1997. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Brink was last re-elected in 2006 and will retire at the conclusion of this year’s Annual General Meetings.
Independent: Yes
Skills and experience: David Brink brings considerable mining and finance experience to the Group. He has over 20 years’ experience in the mining industry, in particular shaft sinking, tunnelling and exploration contracting, followed by 12 years as the CEO of a major listed construction, engineering and manufacturing conglomerate.
Other directorships and offices (current and recent):
•	Deputy Chairman of ABSA Bank Limited (from 1997) and ABSA Group Limited (since April 1992)

•	Director of Sappi Limited (since March 1994)

•	Former Director of Sanlam Limited (from January 1994 to June 2006)

•	Former Chairman of Unitrans Limited (November 1997 to May 2007)

•	Former Director of Murray & Roberts Holdings Ltd (from July 1984 to December 2003)

•	Vice President of the South African Institute of Directors
Board Committee membership:
•	Member of the Risk and Audit Committee

•	Chairman of the Sustainability Committee (until March 2007)

28	BHP BILLITON ANNUAL REVIEW 2007

John Buchanan BSc, MSc (Hons 1), PhD, 64
Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Dr Buchanan has been designated as the Senior Independent Director of BHP Billiton Plc since his appointment. He was last re-elected in 2006.
Independent: Yes
Skills and experience: John Buchanan has had a wide international business career gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the UK and international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive Director and Group CFO of BP, serving on the BP Board for six years, until November 2002.
Other directorships and offices (current and recent):
•	Chairman of Smith & Nephew Plc (since April 2006) and former Deputy Chairman (from February 2005 to April 2006)

•	Director of AstraZeneca Plc (since April 2002)

•	Senior Independent Director and Deputy Chairman of Vodafone Group Plc (since July 2006) and Director (since April 2003)

•	Former Director of Boots Plc (from December 1997 to July 2003)
Board Committee membership:
•	Chairman of the Remuneration Committee

•	Member of the Nomination Committee
Carlos Cordeiro AB, MBA, 51
Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro was elected in 2005 and is standing for re-election in 2007.
Independent: Yes
Skills and experience: Carlos Cordeiro brings to the Board more than 25 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc.
Other directorships and offices (current and recent):
•	Advisory Director of The Goldman Sachs Group Inc (since December 2001)

•	Vice Chairman of Goldman Sachs (Asia) (since June 2000)
Board Committee membership:
•	Member of the Remuneration Committee
David Crawford BComm, LLB, FCA, FCPA, FAICD, 63
Term of office: Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Crawford was last re-elected in 2006 and, in accordance with the Group’s policy described under ‘Tenure’ on page 37 of this Annual Review, is retiring and standing for re-election in 2007.
Independent: Yes
Skills and experience: David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was previously Australian National Chairman of KPMG, Chartered Accountants. The Board has nominated Mr Crawford as the financial expert of the Risk and Audit Committee for the purposes of the US Securities and Exchange Commission Rules and is satisfied that he has recent and relevant financial experience for the purposes of the UK Listing Authority’s Combined Code.
Other directorships and offices (current and recent):
•	Chairman of Lend Lease Corporation Limited (since May 2003) and Director (since July 2001)

•	Director of Foster’s Group Limited (since August 2001)

•	Director of Westpac Banking Corporation (since May 2002)

•	Former Chairman of National Foods Limited (Director from November 2001 to June 2005)
Board Committee membership:
•	Chairman of the Risk and Audit Committee

BHP BILLITON ANNUAL REVIEW 2007	29

Board of Directors continued
Gail de Planque AB Mathematics, MS (Physics), PhD (Env Health Sciences), 62
Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since 19 October 2005. The Hon E G de Planque was elected in 2005 and is standing for re-election in 2007.
Independent: Yes
Skills and experience: Gail de Planque is an expert in nuclear technology and has 40 years’ experience as a physicist, adviser and regulator in the field of nuclear energy. She also has significant experience as a non-executive Director of global energy companies and is a consultant on atomic energy matters. She is President of Strategy Matters Inc, a former Commissioner of the United States Nuclear Regulatory Commission, a former Director of the Environmental Measurements Laboratory of the US Department of Energy, a Fellow and former President of the American Nuclear Society, a fellow of the American Association of the Advancement of Science and a Member of the US National Academy of Engineering.
Other directorships and offices (current and recent):
•	Director of Northeast Utilities (since October 1995)

•	Director of Landauer Inc (since December 2001)

•	President of Strategy Matters Inc (since March 2000)

•	Director of Energy Strategists Consultancy Ltd (since May 1999)

•	Former Director of TXU Corporation (from February 2004 to March 2007)

•	Former Director of BNFL Plc (from November 2000 to March 2005)

•	Former Director of BNG America Inc (from March 1995 to March 2006)
Board Committee membership:
•	Member of the Sustainability Committee

•	Member of the Remuneration Committee
David Jenkins BA, PhD (Geology), 68
Term of office: Director of BHP Limited since March 2000. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Jenkins was last re-elected in 2005 and is standing for re-election in 2007.
Independent: Yes
Skills and experience: David Jenkins is a recognised authority on oil and gas technology. He was previously Chief Geologist, Director Technology and Chief Technology Advisor to BP Plc. He was also a member of the Technology Advisory Committee of the Halliburton Company and the Advisory Council of Consort Resources and Chairman of the Energy Advisory Panel of Science Applications International Corporation.
Other directorships and offices (current and recent):
•	Director of Chartwood Resources Ltd (since November 1998)

•	Director Mintaka International (Oil & Gas) Limited (previously Orion International (Oil & Gas) Ltd) (since March 2005)

•	Director of Orion International Petroleum (Gibraltar) Limited (since June 2007)
Board Committee membership:
•	Member of the Remuneration Committee

•	Member of the Risk and Audit Committee
Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 45
Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Mr Kloppers will be appointed CEO on
1 October 2007. He was appointed Group President Non-Ferrous Materials and executive Director in January 2006 and was previously Chief Commercial Officer. Mr Kloppers was elected at the 2006 Annual General Meetings.
Independent: No
Skills and experience: Marius Kloppers has extensive knowledge of the mining industry and of BHP Billiton’s operations. Active in the mining and resources industry since 1993, he was appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium.
Other directorships and offices (current and recent):
•	None
Board Committee membership:
•	None

30	BHP BILLITON ANNUAL REVIEW 2007

Jacques Nasser AO, BBus, Hon DT, 59
Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. Mr Nasser was elected at the 2006 Annual General Meetings.
Independent: Yes
Skills and experience: Following a 33 year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses.
Other directorships and offices (current and recent):
•	Director of British Sky Broadcasting Ltd (since November 2002)

•	Director of Brambles Limited (since March 2004)

•	Director of Quintiles Transnational Corporation (since March 2004)

•	Partner of One Equity Partners (since November 2002)

•	Member of the International Advisory Board of Allianz Aktiengesellschaft (since February 2001)

•	Former Chairman of Polaroid Corporation (from November 2002 to April 2005)
Board Committee membership:
•	Member of the Risk and Audit Committee
John Schubert BC Eng, PhD (Chem Eng), FIEAust, FTSE, 64
Term of office: Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Schubert was last re-elected in 2006.
Independent: Yes
Skills and experience: John Schubert has considerable experience in the international oil industry, including at CEO level. He has had executive mining and financial responsibilities and was CEO of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia.
Other directorships and offices (current and recent):
•	Chairman of Commonwealth Bank of Australia (since November 2004) and Director (since October 1991)

•	Director of Qantas Airways Limited (since October 2000)

•	Chairman of G2 Therapies Limited (since November 2000)

•	Former Director of Hanson Plc (from May 2000 to May 2003)

•	Former Chairman and Director of Worley Parsons Limited (from November 2002 to February 2005)
Board Committee membership:
•	Chairman of the Sustainability Committee (from March 2007)

•	Member of the Nomination Committee
Group Company Secretary
Karen Wood BEd, LLB (Hons), FCIS, 51
Karen Wood was Chief Governance Officer and Group Company Secretary until 11 July 2007 when she was appointed Group Executive and Chief People Officer. Details of Ms Wood’s skills and experience are set out on page 32 of this Review. On 11 July Jane McAloon assumed the role of Group Company Secretary.
Jane McAloon BEc (Hons), LLB, GDipGov, FCIS, 43
Term of office: Jane McAloon was appointed Group Company Secretary in July 2007 and joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited.
Skills and experience: Prior to joining BHP Billiton, Jane McAloon held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. Prior to this she held various State and Commonwealth government positions, including Director General of the NSW Ministry of Energy and Utilities and Deputy Director General of the NSW Cabinet Office. She is a Fellow of the Institute of Chartered Secretaries.

BHP BILLITON ANNUAL REVIEW 2007	31

Group Management Committee
Charles (Chip) Goodyear BSc, MBA, FCPA, 49
Chief Executive Officer and Executive Director
Chairman of the GMC and the Executive Committee
Charles Goodyear joined the Group as Chief Financial Officer in 1999. He was appointed to the Boards of BHP Billiton Limited and BHP Billiton Plc in November 2001 and as Chief Executive Officer in January 2003. He previously held positions of Chief Development Officer and of Chief Financial Officer. He is a former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc, and has extensive financial, corporate restructuring and merger and acquisition experience. He is a Member of ICMM, Business Council of Australia and the US National Petroleum Council. He will retire as Chief Executive Officer on 30 September 2007 and leave BHP Billiton in January 2008.
Alberto Calderon PhD Econ, M Phil Econ – Yale University, JD Law, BA Econ – Andes University, 47
President Diamonds and Specialty Products (to 11 July 2007)
Group Executive and Chief Commercial Officer (from 11 July 2007)
Member of the GMC and the Executive Committee
Alberto Calderon joined the Group as President Diamonds and Specialty Products in February 2006 and has been in his current position since July 2007. Prior to this, he was President of Cerrejón Coal Company from July 2002. His previous positions include President of Ecopetrol, General Manager of the Power Company of Bogota and various senior roles in investment banking and in the Colombian Government.
Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 45
Group Executive and Chief Executive Non-Ferrous and Executive Director Member of the GMC and the Executive Committee
Marius Kloppers has been active in the mining and resources industry since 1993. He was previously Chief Commercial Officer, Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, among them Chief Operating Officer and General Manager of Hillside Aluminium. He will take over as CEO from Charles Goodyear on 1 October 2007.
Marcus Randolph BSc, MBA Harvard Business School, 51
Group Executive and Chief Executive Ferrous and Coal Member of the GMC and the Executive Committee
Marcus Randolph was previously Chief Organisation Development Officer, President Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. His prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto Plc, Director of Acquisitions and Strategy, Kennecott Inc, General Manager Corporacion Minera Nor Peru. Asarco Inc, and various mine operating positions in the US with Asarco Inc.
Alex Vanselow BComm, Wharton AMP, 45
Group Executive and Chief Financial Officer
Member of the GMC and Chairman of the Investment Review Committee and Financial Risk Management Committee
Alex Vanselow joined the Group in 1989 and was appointed President Aluminium in March 2004 and appointed Chief Financial Officer in March 2006. He was previously Chief Financial Officer of Aluminium, Vice President Finance and Chief Financial Officer of Orinoco Iron CA and Manager Accounting and Control BHP Iron Ore. His prior career was with Arthur Andersen.
Karen Wood BEd, LLB (Hons), FCIS, 51
Group Executive and Chief People Officer (from 11 July 2007)
Member of the GMC and Chairman of the Global Ethics Panel and the Disclosure Committee
Karen Wood’s previous positions with BHP Billiton were Chief Governance Officer, Group Company Secretary and Special Advisor and Head of Group Secretariat. She is a member of the Takeovers Panel (Australia), the Business Regulatory Advisory Group (Australia) and the JD (Juris Doctor) Advisory Board of the University of Melbourne, a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited.
J Michael Yeager BSc, MSc, 54
Group Executive and Chief Executive Petroleum
Member of the GMC and the Executive Committee
Mike Yeager joined the Group in April 2006 as Group President Energy. He was previously Vice President, ExxonMobil Development Company with responsibility for major joint venture projects. Other previous roles include Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the US.

32	BHP BILLITON ANNUAL REVIEW 2007

Corporate Governance Statement
‘Governance is not just a matter for the Board, a culture of good governance must be fostered throughout the organisation.’ Don Argus, Chairman
Corporate Governance Statement at a Glance

BHP BILLITON ANNUAL REVIEW 2007	33

Corporate Governance Statement
1. Governance at BHP Billiton
‘BHP Billiton’s Corporate Objective is to create long-term value through the discovery, development and conversion of natural resources and the provision of innovative customer and market-focused solutions.
In pursuing the Corporate Objective, we have committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.
Our approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of shareholder value. Our expectations of employees and those to whom we contract business are set out in our Guide to Business Conduct.
This statement outlines our system of governance. Shareholders are reminded that we operate as a single economic entity under a Dual Listed Company (DLC) structure with a unified Board and management. We have primary listings in Australia and the UK and are registered in the US and listed on the New York Stock Exchange (NYSE). In formulating our governance framework, the regulatory requirements in Australia, the UK and the US have been taken into account, together with prevailing standards of best practice. Where governance principles vary across these jurisdictions the Board has resolved to adopt what we consider to be the better of the prevailing standards.
It is our view that governance is not just a matter for the Board, a culture of good governance must be fostered throughout the organisation.’
Don Argus, Chairman
BHP Billiton Governance Assurance Diagram
2. Shareholder engagement
The Board represents the Group’s shareholders and is accountable to them for creating and delivering value through the effective governance of the business. Shareholders vote on important matters affecting the business, including the election of Directors, changes to our constitutional documents, the receipt of annual financial statements and incentive arrangements for executive Directors.
Shareholders are encouraged to make their views known to us and to raise directly any matters of concern. The Chairman has regular meetings with institutional shareholders and investor representatives to discuss governance matters and keeps the Board informed of the views and concerns that have been raised. The Chief Executive Officer (CEO), Chief Financial Officer (CFO) and investor relations team regularly meet with institutional shareholders to discuss our strategy, financial and operating performance.
The Dual Listed Structure means that Annual General Meetings of BHP Billiton Plc and BHP Billiton Limited are held in the United Kingdom and Australia around late October and November, respectively, each year. Shareholders are encouraged to attend the Annual General Meetings and to use these opportunities to ask questions. Questions can be registered prior to the meeting by completing the relevant form accompanying the Notice of Meeting or by emailing the Group at investor.relations@bhpbilliton.com. Questions that have been lodged ahead of the meeting, and the answers to them, are posted to our website. The External Auditor attends the Annual General Meetings and is available to answer questions. Shareholders may appoint proxies electronically through our website. The Notice of Meeting describes how this can be done.
Proceedings at shareholder meetings and important briefings are broadcast live from our website. Copies of the speeches delivered by the Chairman and CEO to the Annual General Meetings, a summary of the proceedings and the outcome of voting on the items of business are posted to our website following both Meetings.

34	BHP BILLITON ANNUAL REVIEW 2007

3. Board of Directors
3.1 Role and responsibilities
The Board’s role is to represent the shareholders and is accountable to them for creating and delivering value through the effective governance of the business.
The Board Governance Document can be found at www.bhpbilliton.com/ aboutus/governance.
The Board has published a Board Governance Document, which is a statement of the practices and processes the Board has adopted to discharge its responsibilities. It includes the processes the Board has implemented to undertake its own tasks and activities; the matters it has reserved for its own consideration and decision-making; the authority it has delegated to the CEO, including the limits on the way in which the CEO can execute that authority; and provides guidance on the relationship between the Board and the CEO.
The matters that the Board has specifically reserved for its decision are:
•	the appointment of the CEO and approval of the appointments of direct reports to the CEO

•	approval of the overall strategy and annual budgets of the business

•	determination of matters in accordance with the approvals framework

•	formal determinations that are required by the Group’s constitutional documents, by statute or by other external regulation.
The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the constitutional documents and the law.
Beyond those matters, the Board has delegated all authority to achieve the Corporate Objective to the CEO, who is free to take all decisions and actions which, in the CEO’s judgement, are reasonable having regard to the limits imposed by the Board. The CEO remains accountable to the Board for the authority that is delegated, and for the performance of the business. The Board monitors the decisions and actions of the CEO and the performance of the business to gain assurance that progress is being made towards the Corporate Objective, within the limits it has imposed. The Board also monitors the performance of the Group through its Committees. Reports from each of the Committees are set out in section 5 of this Statement.
The CEO is required to report regularly in a spirit of openness and trust on the progress being made by the business. The Board and its Committees determine the information required from the CEO and any employee or external party, including the auditor. Open dialogue between individual members of the Board and the CEO and other employees is encouraged to enable Directors to gain a better understanding of our business.
Key activities during the year
CEO succession
The most important task undertaken by the Board during the year was to appoint a new CEO following the announcement in February 2007 that Mr Charles Goodyear intended to resign as CEO toward the end of September 2007. The Board retained the services of Heidrick & Struggles to assist in the identification of potential candidates to replace Mr Charles Goodyear. Following a worldwide executive search a number of potential external and internal candidates were identified and, following a rigorous evaluation, it was decided that Mr Marius Kloppers, currently Group Executive and Chief Executive, Non-Ferrous, would replace Mr Goodyear as CEO with effect from 1 October 2007.
In selecting Mr Kloppers the Board concluded that he would bring to the role the skills necessary to take our business to the next stage of its development. His considerable experience in the resources sector and demonstrated strategic capabilities will assist him in performing the new role. Mr Goodyear will officially handover to Mr Kloppers on 1 October 2007. Following the handover he will assist Mr Kloppers with the transition program and will then retire from the Board this year and the Group in January 2008.
Other highlights
The Directors also oversaw an independent review of the Board. The Board considered major business decisions, including capital projects and capital management strategies.
The Board is satisfied that it has discharged its obligations as set out in the Board Governance Document.
3.2 Membership
The Board currently has 12 members. Of these, 10, including the Chairman, are independent non-executive Directors. The non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. Further information on the process for assessing independence is in section 3.5 of this Statement. Mr Miklos Salamon retired from the Board on 26 October 2006 and Mr Chris Lynch retired from the Board on 30 June 2007. Dr David Brink has indicated an intention to retire from the Board at the conclusion of the 2007 Annual General Meetings. Mr Charles Goodyear will also retire from the Board this year.
The Directors of the Group are:
Mr Don Argus AO (Chairman)
Mr Charles Goodyear
Mr Paul Anderson
Dr David Brink
Dr John Buchanan
Mr Carlos Cordeiro
Mr David Crawford
The Hon Gail de Planque
Dr David Jenkins
Mr Marius Kloppers
Mr Jacques Nasser AO
Dr John Schubert.
The biographical details of the Directors are set out on pages 28 to 31 of this Annual Review.
Balance of non-executive and executive Directors

BHP BILLITON ANNUAL REVIEW 2007	35

Corporate Governance Statement continued
3.3 Skills, knowledge, experience and attributes of Directors
The Board considers that the executive and non-executive Directors together have the range of skills, knowledge and experience necessary to enable them to effectively govern the business. The non-executive Directors contribute international and operational experience; understanding of the sectors in which we operate; knowledge of world capital markets and an understanding of the health, safety, environmental and community challenges that we face. Executive Directors bring additional perspectives to the Board’s work through a deep understanding of the Group’s business.
Directors must demonstrate unquestioned honesty and integrity, a preparedness to question, challenge and critique and a willingness to understand and commit to the highest standards of governance. Each Director must ensure that no decision or action is taken that places his or her interests in front of the interests of the business.
Directors commit to the collective decision-making processes of the Board. Individual Directors are required to debate issues openly and constructively and be free to question or challenge the opinions of others.
The Nomination Committee assists the Board in ensuring that the Board is comprised of high calibre individuals whose background, skills, experience and personal characteristics will augment the present Board and meet its future needs.
Director qualifications
Director industry background experience
3.4 Chairman
The Chairman, Mr Don Argus, is considered by the Board to be independent. He was appointed Chairman of BHP Limited in 1999 and has been Chairman of the Group since 2001. As Chairman, he is responsible for:
•	ensuring that the principles and processes of the Board are maintained, including the provision of accurate, timely and clear information

•	encouraging debate and constructive criticism

•	setting agendas for meetings of the Board, in conjunction with the CEO and Group Company Secretary, that focus on the strategic direction and performance of our business

•	leading the Board and individual Director performance assessments

•	speaking and acting for the Board and representing the Board to shareholders

•	presenting shareholders’ views to the Board

•	facilitating the relationship between the Board and the CEO.
Mr Argus is Chairman of Brambles Limited, a company listed on the Australian Securities Exchange. The Board considers that neither his Chairmanship of Brambles, nor any of his other commitments (set out on page 28 of this Annual Review), interfere with the discharge of his responsibilities to the Group. The Board is satisfied that he makes sufficient time available to serve the company effectively.
The Group does not have a Deputy Chairman but has identified Dr John Schubert to act as Chairman should the need arise at short notice.
3.5 Independence
The Board considers that an appropriate balance between executive and non-executive Directors is necessary to promote shareholder interests and to govern the business effectively. It is committed to ensuring a majority of Directors are independent.
Process to determine independence
A copy of the Policy on Independence of Directors is available at www.bhpbilliton.com/aboutus/governance.
The Board has developed a policy that it uses to determine the independence of its Directors. This determination is carried out annually or at any other time where the circumstances of a Director change such as to warrant reconsideration.
The Policy provides that the test of independence is whether the Director is: ‘independent of management and any business or other relationship that could materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director’s ability to act in the best interests of the BHP Billiton Group’.
Where a Director is considered by the Board to be independent but is affected by circumstances that may give rise to a perception that the Director is not independent, the Board has undertaken to explain the reasons why it reached its conclusion. In applying the independence test, the Board considers relationships with management, major shareholders, subsidiary and associated companies and other parties with whom the Group transacts business against predetermined materiality thresholds, all of which are set out in the Policy. A summary of the factors that may be perceived to impact the independence of Directors is set out below.

36	BHP BILLITON ANNUAL REVIEW 2007

3.5 Independence continued
Tenure
The Board has a policy requiring non-executive Directors who have served on the Board for nine years or more to stand for annual re-election. All Directors standing for re-election must undergo a formal performance assessment, irrespective of the period they have served on the Board. At the conclusion of the 2007 Annual General Meetings, Mr Don Argus and Mr David Crawford will each have served on the Board for more than nine years and will stand for annual re-election. The Board does not believe that either of these Directors has served for a period that could materially interfere with their ability to act in the best interests of the Group. The Board also believes that they have retained independence of character and judgement and have not formed associations with management (or others) that might compromise their ability to exercise independent judgement or act in the best interests of the Group. Dr David Brink, who has also served for nine years, will not seek re-election at the 2007 Annual General Meetings.
Length of tenure of non-executive Directors
Retirement plan
The former Directors of BHP Limited (Mr Don Argus, Mr David Crawford, Dr David Jenkins and Dr John Schubert) participated in a retirement plan approved by shareholders in 1989. The plan was closed on 24 October 2003 and benefits accrued to that date, together with interest earned on the benefits, have been preserved and will be paid on retirement. The Board does not believe that the independence of any participating Director is compromised as a result of this plan.
Relationships and associations
Mr David Crawford was the National Chairman of KPMG in Australia. He retired in June 2001 and has no ongoing relationship with KPMG. KPMG was a joint auditor of Billiton Plc prior to the merger with BHP Limited and of BHP Billiton up to 2003 and the sole auditor of BHP Billiton from December 2003. The Board considers this matter on an annual basis and does not consider Mr Crawford’s independence to be compromised. The Board considers Mr Crawford’s financial acumen to be important in the discharge of the Board’s responsibilities. Accordingly, his membership of the Board and Chairmanship of the Risk and Audit Committee is considered by the Board to be appropriate and desirable.

In June 2006, the Board reappointed former Chief Executive Officer Mr Paul Anderson as a non-executive Director. Before appointing Mr Anderson, the Board considered his independence in light of the Policy on Independence of Directors, the UK Combined Code and the Australian Securities Exchange Principles and Recommendations. Each of these include that a measure of independence is whether a Director has been an executive within the past five years. The Board considers Mr Anderson to be independent. At the time of his appointment as a non-executive Director, almost four years had elapsed since Mr Anderson had retired as Chief Executive Officer. The Board maintains the view that this previous employment history does not interfere with his objective, unfettered or independent judgement or affect his ability to act in the best interests of the Group.
Some of the Directors hold or previously held positions in companies with which we have commercial relationships. Those positions and companies are set out on pages 28 to 31 of this Annual Review. The Board has assessed all of the relationships between the Group and companies in which Directors hold or held positions and concluded that in all cases the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of our business. Transactions during the year that amounted to related-party transactions with Directors or Director-related entities under International Financial Reporting Standards (IFRS) are outlined in note 34 ‘Related Party Transactions’ to the financial statements in the Annual Report.
Some of the Directors hold cross-directorships. Mr Don Argus and Mr Jacques Nasser are both directors of Brambles Limited, and members of the International Advisory Board of Allianz Aktiengesellschaft. Dr John Schubert and Mr Paul Anderson are both directors of Qantas Airways Limited. The Board has assessed each of these relationships and in all cases concluded that the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or the Directors’ ability to act in the Group’s best interests.
Executive Directors
The two executive Directors, Mr Charles Goodyear, and Mr Marius Kloppers, are not considered independent because of their executive responsibilities. None of the executive Directors hold directorships in any other company included in the ASX 100 or FTSE 100.
3.6 Senior Independent Director
The Board has appointed Dr John Buchanan as the Senior Independent Director of BHP Billiton Plc in accordance with the UK Combined Code. Dr Buchanan is available to shareholders who have concerns that cannot be addressed through the Chairman, CEO or CFO.
3.7 Terms of appointment
A copy of the letter is available at www.bhpbilliton.com/ aboutus/governance.
The Board has adopted a letter of appointment that contains the terms on which non-executive Directors will be appointed, including the basis upon which they will be indemnified.
3.8 Induction and training
A copy of an indicative induction program is available at www.bhpbilliton.com/ aboutus/governance.
Each new non-executive Director undertakes an induction program specifically tailored to their needs.
Non-executive Directors participate in the Board’s training and development program, which has been designed to ensure that non-executive Directors update their skills and knowledge to maximise their effectiveness as Directors throughout their tenure.
3.9 Independent advice
The Board and its Committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice on any matter connected with the discharge of their responsibilities, at the Group’s expense.
3.10 Remuneration
Details of our remuneration policies and practices and the remuneration paid to the Directors (executive and non-executive) are set out in the Remuneration Report on pages 46 to 59 of this Annual Review. Shareholders will be invited to consider and to approve the Remuneration Report at the 2007 Annual General Meetings.

BHP BILLITON ANNUAL REVIEW 2007	37

Corporate Governance Statement continued
3.11 Share ownership
Non-executive Directors have agreed to apply at least 25 per cent of their remuneration to the purchase of BHP Billiton shares until they achieve a shareholding equivalent in value to one year’s remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure. All dealings by Directors are reported to the Board and to the stock exchanges.
Information on our policy governing the use of hedge arrangements over shares in BHP Billiton by both Directors and members of the Office of Chief Executive is set out on page 49 of this Annual Review.
Details of the Shares held by Directors are set out on page 64 of this Annual Review.
3.12 Meetings
The Board meets as often as necessary to fulfil its role. During the reporting year it met ten times with seven of those meetings being held in Australia, two in the UK and one in South Africa. Generally, meetings run for two days. Non-executive Directors meet at the end of each Board meeting in the absence of executive Directors and management. In addition, the non-executive Directors met on several occasions during the year, without executive Directors present, to consider CEO succession. Attendance by Directors at Board and Board Committee meetings is set out in the table in section 4.1 of this Statement.
Members of the Office of Chief Executive (OCE) and other members of senior management attended meetings of the Board by invitation. Senior managers delivered presentations on the status and performance of our businesses and matters reserved for the Board, including the approval of budgets, annual financial statements and business strategy.
3.13 Company Secretaries
Ms Karen Wood was the Chief Governance Officer and Group Company Secretary until 11 July 2007. From that date Ms Jane McAloon became Group Company Secretary. Prior to this appointment Ms McAloon was the Company Secretary of BHP Billiton Limited. The Group Company Secretary is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. The Group Company Secretary is also responsible to the Board for ensuring that Board procedures are complied with and advising the Board on governance matters. All Directors have access to the Group Company Secretary for advice and services. Independent advisory services are retained by the office at the request of the Board or Board Committees. Ms McAloon is supported by Mr Robert Franklin, Company Secretary of BHP Billiton Plc; Ms Elizabeth Hobley, Deputy Company Secretary of BHP Billiton Plc; and Ms Fiona Smith and Mr Ross Mallet who are Deputy Company Secretaries of BHP Billiton Limited. The Board appoints and removes the Company Secretaries.
4. Board of Directors – Review, re-election and renewal
4.1 Review
The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. Contemporary performance measures are considered an important part of this process.
The Board conducts regular evaluations of its performance, its Committees, the Chairman, individual Directors and the governance processes which support Board work. The evaluation of the Board’s performance is conducted by focusing on individual Directors in one year and the Board as a whole in the following year. In addition to the above, the Board conducts evaluations of the performance of Directors retiring and seeking re-election and uses the results of the evaluation when considering the re-election of Directors. External independent advisers are engaged to assist these processes as necessary. It is thought that the involvement of an independent third party has assisted the evaluation processes to be both rigorous and fair. This year the Board has undertaken a review of the Board as a whole with the assistance of independent advisers. The evaluation was based on findings from interviews with Directors and OCE members. The 2007 review indicated that the Board is continuing to perform in an effective manner.
The effectiveness of the Board and its Committees is assessed against the accountabilities set down in the Board Governance Document and each of the Committees’ Terms of Reference. Matters considered in the assessment include the effectiveness of:
•	discussion and debate at Board meetings

•	the Board’s processes and relationship with management

•	quality and timeliness of meeting agendas, Board papers and secretariat support

•	the composition of the Board, focusing on the blend of skills and experience.
Performance of individual Directors is assessed against a range of criteria, including the ability of the Director to:
•	consistently take the perspective of creating shareholder value

•	contribute to the development of strategy

•	understand the major risks affecting the business

•	provide clear direction to management

•	contribute to Board cohesion

•	commit the time required to fulfil the role

•	listen to and respect the ideas of fellow Directors and members of management.
The process is managed by the Chairman, but feedback on the Chairman’s performance is provided to him by Dr Schubert.

38	BHP BILLITON ANNUAL REVIEW 2007

Attendance at Board and Board Committee meetings during the year ended 30 June 2007

	Board		Risk and Audit		Nomination		Remuneration		Sustainability
	A(1)	B	A	B	A	B	A	B	A	B
Paul Anderson	10	9	—	—	—	—	—	—	4	4
Don Argus	10	10	—	—	6	6	—	—	—	—
David Brink	10	10	9	9	—	—	—	—	3	3
John Buchanan	10	8	—	—	6	5	7	7	—	—
Carlos Cordeiro	10	10	—	—	—	—	7	7	—	—
David Crawford	10	10	9	9	—	—	—	—	—	—
E Gail de Planque	10	10	—	—	—	—	7	6	4	4
Charles Goodyear	8	8	—	—	—	—	—	—	—	—
David Jenkins	10	10	9	9	—	—	7	7	—	—
Marius Kloppers	8	8	—	—	—	—	—	—	—	—
Chris Lynch (2)	8	6	—	—	—	—	—	—	—	—
Jacques Nasser	10	9	9	8	—	—	—	—	—	—
Miklos Salamon (3)	3	2	—	—	—	—	—	—	—	—
John Schubert	10	9	—	—	6	6	—	—	4	4

Column A — indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B — indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

(1) Includes meetings which considered CEO succession with only non-executive Directors present.

(2) Chris Lynch retired from the Board on 30 June 2007.

(3)Miklos Salamon retired from the Board on 26 October 2006.
4.2 Re-election
At least one-third of Directors retire at each Annual General Meeting. Directors are not appointed for a fixed term but must submit themselves to shareholders for re-election after three years. The period that Directors have served on the Board and the years in which they were first appointed and last elected are set out from pages 28 to 31 of this Annual Review.
The Board has determined that non-executive Directors who have served on the Board for more than nine years from the date of their first election must stand for re-election annually starting from the first Annual General Meeting after the expiration of their current term.
Reappointment is not automatic. Retiring Directors who are seeking re-election are subject to a performance appraisal overseen by the Nomination Committee. Following that appraisal, the Board, on the recommendation of the Nomination Committee, makes a determination as to whether it will endorse a retiring Director for re-election. The Board will not endorse a Director for re-election if his or her performance is not considered satisfactory. The Board will advise shareholders in the Notice of Meeting whether or not re-election is supported.
4.3 Renewal
The Board plans for its own succession with the assistance of the Nomination Committee. In doing this, the Board:
•	considers the skills, knowledge and experience necessary to allow it to meet the strategic vision for the business

•	assesses the skills, knowledge and experience currently represented

•	identifies any skills, knowledge and experience not adequately represented and agrees the process necessary to ensure a candidate is selected that brings those traits

•	reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.
When considering new appointments to the Board, the Nomination Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains criteria such as:
•	a proven track record of creating shareholder value

•	unquestioned integrity

•	a commitment to the highest standards of governance

•	having the required time available to devote to the job

•	strategic mind set, an awareness of market leadership, outstanding monitoring skills

•	a preparedness to question, challenge and critique

•	an independent point of view.
Newly appointed Directors must submit themselves to shareholders for election at the first Annual General Meeting following their appointment.
5. Board Committees
The Terms of Reference for each Committee can be found at: www.bhpbilliton.com/ aboutus/governance.
The Board has established Committees to assist it in exercising its authority, including monitoring the performance of the business to gain assurance that progress is being made towards the Corporate Objective within the limits imposed by the Board. The permanent Committees of the Board are the Risk and Audit Committee, the Sustainability Committee, the Nomination Committee and the Remuneration Committee. Other Committees are formed from time to time to deal with specific matters.
Each of the permanent Committees has Terms of Reference under which authority is delegated by the Board.
The office of the Company Secretary provides secretariat services for each of the Committees. Committee meeting agendas, papers and minutes are made available to all members of the Board. Subject to appropriate controls and the overriding scrutiny of the Board, Committee Chairmen are free to use whatever resources they consider necessary to discharge their responsibilities.
Reports from each of the Committees appear below.

BHP BILLITON ANNUAL REVIEW 2007	39

Corporate Governance Statement continued
5.1 Risk and Audit Committee report
Mr David Crawford
The Risk and Audit Committee (RAC) met nine times during the year. Its members are Mr David Crawford (Chairman), Dr David Brink, Dr David Jenkins and Mr Jacques Nasser all of whom are independent non-executive Directors. The Board has nominated Mr David Crawford as the Committee’s financial expert.
Role and focus
The role of the RAC is to assist the Board in monitoring the decisions and actions of the CEO and the Group and to gain assurance that progress is being made towards the Corporate Objective within the CEO’s limits. The RAC undertakes this by overseeing:
•	the integrity of the financial statements

•	the appointment, remuneration, qualifications, independence and performance of the external auditor and the integrity of the audit process as a whole

•	the performance and leadership of the internal audit function

•	the effectiveness of the system of internal controls and risk management

•	compliance with applicable legal and regulatory requirements

•	compliance by management with constraints imposed by the Board.
CSG Risk and Audit Committees
To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, separate Risk and Audit Committees have been established for each of the Customer Services Groups (CSG) and key functional areas. These Committees, known as CSG RACs, have been established and operate as committees of management but are chaired by members of the RAC or by other external appointees with appropriate skills and experience. They perform an important monitoring function in the overall governance of the Group.

Management reports on significant matters raised at CSG RAC meetings to the RAC.
Activities undertaken during the year
Integrity of financial statements
The RAC assists the Board in assuring the integrity of the financial statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of accounting policies and practices, areas of judgement, compliance with Accounting Standards, stock exchange and legal requirements and the results of the external audit. It reviews the half yearly and annual financial statements and makes recommendations on specific actions or decisions (including formal adoption of the financial statements and reports) the Board should consider in order to maintain the integrity of the financial statements. From time to time the Board may delegate authority to the RAC to approve the release of the statements to the stock exchanges, shareholders and the financial community.
The CEO and CFO have certified that the 2007 financial statements present a true and fair view, in all material respects, of our financial condition and operating results and are in accordance with applicable regulatory requirements.
External Auditor
The RAC manages the relationship with the External Auditor on behalf of the Board. It recommends to the Board potential auditors for appointment and the terms of engagement, including remuneration. In December 2003, the Board, on the recommendation of the RAC, approved the appointment of KPMG. Shareholders are asked to approve reappointment of the auditors each year in the UK.
The RAC evaluates the performance of the External Auditor during its term of appointment against specified criteria, including delivering value to shareholders and ourselves. The RAC reviews the integrity, independence and objectivity of the External Auditor. This review includes:
•	confirming that the External Auditor is, in its judgement, independent of the Group

•	obtaining from the External Auditor an account of all relationships between the External Auditor and the Group

•	monitoring the number of former employees of the External Auditor currently employed in senior positions and assessing whether those appointments impair, or appear to impair, the External Auditor’s judgement or independence

•	considering whether the various relationships between the Group and the External Auditor collectively impair, or appear to impair, the External Auditor’s judgement or independence

•	determining whether the compensation of individuals employed by the External Auditor who conduct the audit is tied to the provision of non-audit services and, if so, whether this impairs, or appears to impair, the External Auditor’s judgement or independence

•	reviewing the economic importance of the Group’s business to the External Auditor and assessing whether that importance impairs, or appears to impair, the External Auditor’s judgement or independence.
The audit engagement partner rotates every five years.
This Policy on Provision of Other Services by the External Auditor can be viewed at www.bhpbilliton.com/ aboutus/governance.
We have a policy governing the conduct of non-audit work by the External Auditor. Under the Non-Audit Services Policy the External Auditor cannot provide services where the External Auditor:
•	may be required to audit its own work

•	participates in activities that would normally be undertaken by management

•	is remunerated through a ‘success fee’ structure

•	acts in an advocacy role for our business.
Fees paid to the Group’s External Auditor during the year for audit and other services were US$17.9 million, of which 59 per cent comprised audit-related fees, 37 per cent related to other legislative requirements (including Sarbanes-Oxley) and 4 per cent other services. Details of the fees paid are set out in section 12 of the Directors’ Report and in note 4 ‘Expenses’ to the financial statements in the Annual Report.

Based on the review by the RAC, the Board is satisfied that the External Auditor is independent.
Internal audit
The internal audit function is carried out internally by Group Audit Services (GAS). The role of GAS is to determine whether risk management, control and governance processes are adequate and functioning. The internal audit function is independent of the External Auditor. The Board’s RAC reviews the mission and charter of GAS, the staffing levels and its scope of work to ensure that it is appropriate in light of the key risks we face. It also reviews and approves the annual internal audit plan.
The RAC also approves the appointment and dismissal of the Vice President Risk Management and Assurance and assesses his or her performance, independence and objectivity. The role of the Vice President Risk Management and Assurance includes achievement of the internal audit objectives; enterprise-wide risk management systems, risk management information systems and insurance strategy. The position is held by Mr Stefano Giorgini. Mr Giorgini reports to management and has all necessary access to management and the right to see information and explanations, and has unfettered access to the RAC.

40	BHP BILLITON ANNUAL REVIEW 2007

Effectiveness of systems of internal control and risk management
In delegating authority to the CEO, the Board has established CEO limits in the Board Governance Document. One of the limits is to ensure that there is a system of control in place for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness.
The RAC is responsible for the oversight of risk management and reviews the internal controls and risk management systems. In undertaking this role the RAC reviews the following:
•	procedures for identifying business risks and controlling their financial impact on the Group and the operational effectiveness of the policies and procedures related to risk and control

•	the budgeting and forecasting systems, financial reporting systems and controls

•	policies and practices put in place by the CEO for detecting, reporting and preventing fraud and serious breaches of business conduct and whistle-blowing procedures

•	procedures for ensuring compliance with relevant regulatory and legal requirements

•	arrangements for protecting intellectual property and other non-physical assets

•	the operational effectiveness of the CSG RAC structures

•	overseeing the adequacy of the internal controls and allocation of responsibilities for monitoring internal financial controls

•	policies, information systems and procedures for preparation and dissemination of information to shareholders, stock exchanges and the financial community.
For further discussion on our approach to risk management refer to section 6 in this Statement.
During the year, the Board conducted reviews of the effectiveness of the Group’s system of internal controls for the financial year and up to the date of this Review in accordance with the UK Combined Code on Corporate Governance (Turnbull Guidance) and the Principles and Recommendations published by the Australian Securities Exchange Corporate Governance Council. These reviews covered financial, operational and compliance controls and risk assessment. The review was overseen by the RAC with findings and recommendations reported to the Board. In addition to considering key risks facing the Group, the Board received an assessment of the effectiveness of internal controls over key risks identified through the work of the Board Committees. The Board is satisfied that the effectiveness of the internal controls has been properly reviewed.
CEO and CFO certification
The CEO and CFO have certified to the Board that the financial statements are founded on a sound system of risk management and internal compliance and that the system is operating efficiently and effectively in all material respects.
During the year the RAC reviewed our response to the obligations imposed by the US Sarbanes-Oxley Act, and in particular, progress in evaluating and documenting internal controls as required by section 404 of the Act, which is applied to the business in the year ended 30 June 2007.
The CEO and CFO, along with the management team, have performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2007. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to the members of the Office of Chief Executive and Executive Committee, as appropriate, to allow timely decisions regarding required disclosure.
We conclude that our disclosure controls and procedures are effective in providing that reasonable assurance. In reaching that conclusion we recognise that any controls and procedures, no matter how well designed and operated, have the inherent limitation that they can provide only reasonable, not absolute, assurance that:
•	the objectives of the disclosure controls and procedures are met

•	all control issues and instances of fraud, if any have occurred, have been detected.
Further, when designing and evaluating possible disclosure controls and procedures for the Group, our management is required to apply its judgement with respect to the relevant costs and benefits of the various internal controls.
During the year, the Group undertook a major process initiative over its financial processes and systems which have led to enhanced controls over financial reporting. In all other respects, there have been no changes in our internal control over financial reporting (as that term is defined by the Securities Exchange Act) during the year ended 30 June 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Assessment of RAC performance
During the year the Committee assessed its performance in accordance with its Terms of Reference. As a result of that assessment the Committee is satisfied it has met the RAC Terms of Reference.
5.2 Remuneration Committee report
Dr John Buchanan
The Remuneration Committee met seven times during the year. Its members are Dr John Buchanan (Chairman), Dr David Jenkins, the Hon Gail de Planque and Mr Carlos Cordeiro. All of the Committee members are independent non-executive Directors. Mr Gordon Clark of Kepler Associates acts as an independent adviser to the Committee.
Role and focus
The role of the Committee is to assist the Board in its oversight of:
•	the remuneration policy and its specific application to the CEO, the executive Directors and the CEO’s direct reports, and its general application to all employees

•	the adoption of annual and longer-term incentive plans

•	the determination of levels of reward for the CEO and approval of reward to the CEO’s direct reports

•	the annual evaluation of the performance of the CEO, by giving guidance to the Chairman

•	the communication to shareholders on remuneration policy and the Committee’s work on behalf of the Board, including the preparation of the Remuneration Report for inclusion in the Annual Report

•	compliance with applicable legal and regulatory requirements associated with remuneration matters.
Activities undertaken during the year
Full details of the Committee’s work on behalf of the Board are set out in the Remuneration Report on pages 46 to 59 of this Annual Review.
During the year the Committee assessed its performance in accordance with its Terms of Reference. As a result of that assessment the Committee is satisfied that it has met the Remuneration Committee Terms of Reference.

BHP BILLITON ANNUAL REVIEW 2007	41

Corporate Governance Statement continued
5.3 Nomination Committee report
Mr Don Argus
The Nomination Committee met six times during the year. The members of the Committee are Mr Don Argus (Chairman), Dr John Buchanan and Dr John Schubert. All members of the Committee are independent non-executive Directors.
Role and focus
The role of the Committee is to assist in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance. It does so by focusing on:
•	reviewing the skills represented on the Board and identifying skills that may be required

•	retaining the services of independent search firms and identifying suitable candidates for the Board

•	overseeing the review of the assessment of the performance of individual Directors and making recommendations to the Board on the endorsement of retiring Directors seeking re-election (refer to section 4.2 of this Statement)

•	communicating to shareholders on the work of the Committee on behalf of the Board.
Activities undertaken during the year
There were significant changes to the composition of the Board during the year. The CEO, Mr Charles Goodyear, indicated his intention to resign as CEO toward the end of September 2007. Mr Marius Kloppers will be appointed CEO from 1 October 2007. Mr Miklos Salamon resigned as an executive Director in October 2006 and Mr Chris Lynch resigned as an executive Director in June 2007. The Committee retained the services of Heidrick & Struggles and Egon Zehnder to assist in the identification of potential candidates for the Board.
5.4 Sustainability Committee report
Dr John Schubert
The Sustainability Committee met four times during the year. The current members of the Committee are Dr John Schubert (Chairman), Mr Paul Anderson and the Hon Gail de Planque. All members of the Committee are independent non-executive Directors. Dr John Schubert replaced Dr David Brink as Chairman in March 2007. Following a review of its performance, the Committee revised its Terms of Reference during the year and its membership. The Committee also assessed its performance as required in its Terms of Reference and is satisfied that it is meeting the Terms of Reference.
Role and focus
The role of the Sustainability Committee is to assist the Board in its oversight of:
•	our compliance with applicable legal and regulatory requirements associated with health, safety, environment and community matters

•	our performance in relation to health, safety, environment and community matters

•	the performance and leadership of the health, safety and environment function and the sustainable development function

•	health, safety, environment and community risks

•	our Annual Summary Sustainability Report

•	communication to shareholders on the work of the Committee on behalf of the Board.
Sustainable development governance
Our approach to HSEC and sustainable development governance is characterised by:
•	the Sustainability Committee overseeing the health, safety, environment and community (HSEC) matters across the Group

•	business line management having primary responsibility and accountability for HSEC performance

•	the HSEC function providing advice and guidance directly, as well as through a series of networks across the business

•	seeking input and insight from external experts such as our Forum for Corporate Responsibility

•	clear links between remuneration and HSEC performance.
Activities undertaken during the year
A copy of the Summary and Full report can be found at www.bhpbilliton.com.
During the year the Sustainability Committee considered the Group’s Climate Change Policy, reports on HSEC audits, reviewed the Group’s performance against the HSEC public targets and the Key Performance Indicators for the HSEC and Sustainable Development functions. The Committee also reviewed the performance of the Vice President Health, Safety and Environment and the Vice President Sustainable Development. The Committee reviewed and recommended to the Board the approval of the annual Sustainability Summary Report for publication. The Sustainability Summary Report identifies our targets for health, safety, environment and community matters and its performance against those targets.

42	BHP BILLITON ANNUAL REVIEW 2007

6. Risk management
Approach to risk management
We believe that the identification and management of risk is central to achieving the Corporate Objective of delivering long-term value to shareholders. Each year the Board reviews and considers the risk profile for the whole business. This risk profile covers both operational and strategic risks.
The Board has delegated the oversight of risk management to the RAC. In addition, the Board specifically requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness.
Our Risk Management Policy can be found at www.bhpbilliton.com/ aboutus/governance.
The Group operates an Enterprise-Wide Risk Management System (EWRM) that provides an over-arching and consistent framework for the assessment and management of risks. Risks are ranked using a common methodology. Where a risk is assessed as material it is reported and reviewed by senior management. During the year the Risk Management Policy was reviewed and changes approved.
Business risks
The scope of our operations and the number of industries in which we operate and engage mean that a range of factors may impact our results. Material risks that could negatively affect our results and performance include:
•	fluctuations in commodity prices

•	fluctuations in currency exchange rates

•	failure to discover new reserves, enhance existing reserves or develop new operations

•	influence of China and impact of a slowdown in consumption

•	actions by governments and political events in the countries in which we operate

•	inability to successfully integrate acquired businesses

•	inability to recover investments in mining and oil and gas projects

•	non-compliance to the Group’s standards by non-controlled assets

•	operating cost pressures and shortages

•	impact of health, safety and environmental exposures and related regulations on operations and reputation

•	unexpected natural and operational catastrophes

•	climate change and greenhouse effects

•	inadequate human resource talent pool

•	breaches in information technology security

•	breaches in governance processes.
Risk management governance structure
The principal aim of the Group’s risk management governance structure and system of internal control is to manage business risks, with a view to enhancing the value of shareholders’ investments and safeguarding assets.
Management has put in place a number of key policies, processes and independent controls to provide assurance to the Board and the RAC as to the integrity of our reporting and effectiveness of our systems of internal control and risk management. The governance assurance diagram on page 34 of this Statement highlights the relationship between the Board and the various controls in the assurance process. Some of the more significant internal control systems include Board and management committees, CSG RACs, the Enterprise-Wide Risk Management System (EWRM) and internal audit.
CSG Risk and Audit Committees
The CSG RACs assist the RAC to monitor the Group’s obligations in relation to financial reporting, internal control structure, risk management systems and the internal and external audit functions.

Each half year, the President and CFOs of each CSG and each of the Marketing, Shared Services Centres and Treasury functions must review internal controls and provide formal representations to the Group Financial Controller, which are noted by the applicable CSG RAC, assuring compliance with our policies and procedures and confirming that internal control systems are adequate. These representations are summarised and provided to the RAC.
Board Committees
Directors also monitor risks and controls through the RAC, the Remuneration Committee and the Sustainability Committee.
Management Committees
Management Committees also perform roles in relation to risk and control. Strategic risks and opportunities arising from changes in our business environment are regularly reviewed by the Office of Chief Executive (OCE) now the Group Management Committee and discussed by the Board. The Financial Risk Management Committee (FRMC) reviews the effectiveness of internal controls relating to commodity price risk, counterparty credit risk, currency risk, financing risk, interest rate risk and insurance. Minutes of the OCE and the FRMC are provided to the Board. The Investment Review Committee (IRC) provides oversight for investment processes across the business and coordinates the investment toll-gating process for major investments. Reports are made to the Board on findings by the IRC in relation to major capital projects.
7. Management
Except for those matters that the Board has reserved for its own decision-making, the CEO holds delegated authority from the Board to achieve the Corporate Objective. The CEO has developed an approvals framework which delegates authority to management Committees and individual members of management. Notwithstanding those further delegations, the CEO remains accountable to the Board for the authority delegated to him.
7.1 The Office of Chief Executive and Group Management Committee
The senior management team of the Group was the Office of Chief Executive (OCE). In July 2007 the name of this group was changed to the Group Management Committee (GMC). The role of the GMC is consistent with the role of the OCE as it operated throughout the year. The role of the OCE was to provide advice to the CEO on matters that are strategic and long term in nature or have the potential to significantly impact our business. The OCE determined key business-wide policies, including the Charter, Guide to Business Conduct, the Sustainable Development Policy, the Human Resources Strategy and the Risk Management Policy.

BHP BILLITON ANNUAL REVIEW 2007	43

Corporate Governance Statement continued
7.1 The Office of Chief Executive and Group Management Committee continued
During the year the members of the OCE were:
•	Mr Charles Goodyear, Chief Executive Officer and executive Director (Chairman)

•	Mr John Fast, Chief Legal Counsel and Head of External Affairs (retired in September 2007)

•	Mr Robert Kirkby, Executive President (retired 31 December 2006)

•	Mr Marius Kloppers, Group President, Non-Ferrous Materials and executive Director

•	Mr Chris Lynch, Group President, Carbon Steel Materials and executive Director (retired 30 June 2007)

•	Mr Marcus Randolph, Chief Organisation Development Officer

•	Mr Miklos Salamon, Executive President and executive Director (retired 26 October 2006)

•	Mr Alex Vanselow, Chief Financial Officer

•	Ms Karen Wood, Chief Governance Officer and Group Company Secretary

•	Mr J Michael Yeager, Group President Energy.
From 11 July 2007 the members of the Group Management Committee are:
•	Mr Charles Goodyear, Chief Executive Officer (to be succeeded by Mr Marius Kloppers on 1 October 2007)

•	Mr Marius Kloppers, Group Executive and Chief Executive Non-Ferrous (until 1 October 2007)

•	Mr Marcus Randolph, Group Executive and Chief Executive Ferrous and Coal

•	Mr J Michael Yeager, Group Executive and Chief Executive Petroleum

•	Mr Alex Vanselow, Group Executive and Chief Financial Officer

•	Ms Karen Wood, Group Executive and Chief People Officer

•	Mr Alberto Calderon, Group Executive and Chief Commercial Officer.
The biographical details of members of the Group Management Committee are set out on page 32 of this Annual Review.
7.2 Other management Committees
The CEO draws on the work of other Committees to assist in monitoring and achieving outcomes consistent with the Corporate Objective. The management Committees and their purposes are listed below:
•	Executive Committee – The Executive Committee assists the CEO to increase the value of our business by achieving agreed operational outcomes.

•	Financial Risk Management Committee (FRMC) – The FRMC monitors the Group’s financial risk management policies and exposures and approves financial transactions within the scope of its authority.

•	Investment Review Committee (IRC) – The IRC oversees the management approval processes for major investments, which are designed to ensure that investments are aligned to our agreed strategies and values, risks are identified and evaluated, investments are fully optimised to produce the maximum shareholder value within an acceptable risk framework, and appropriate risk management strategies are pursued.
The members of the Executive Committee are:
•	Mr Charles Goodyear (Chairman)

•	Mr Ian Ashby, President Iron Ore

•	Mr Peter Beaven, President Manganese

•	Mr Alberto Calderon, President Diamonds and Specialty Products (until 11 July 2007)

•	Mr Seamus French, Vice President Business Excellence (until 13 August 2007)

•	Mr Diego Hernandez, President Base Metals

•	Mr Graeme Hunt, President Aluminium (from 11 July 2007 President Uranium and Olympic Dam Development)

•	Mr Marius Kloppers, Group Executive and Chief Executive, Non-Ferrous and executive Director

•	Mr Chris Lynch, Group President, Carbon Steel Materials and executive Director (until 30 June 2007)

•	Ms Rebecca McDonald, President Gas and Power

•	Mr David Murray, President Coal

•	Mr Tom Schutte, President Marketing

•	Mr Mahomed Seedat, President Energy Coal (until 8 March 2007)

•	Mr Nelson Silva, President Aluminium (from 11 July 2007)

•	Mr Jimmy Wilson, President Stainless Steel Materials

•	Mr J Michael Yeager, Group Executive and Chief Executive Petroleum.
8. Business conduct
Guide to Business Conduct
The Guide to Business Conduct can be found at our website at www.bhpbilliton.com/ aboutus/governance.
We have published a Guide to Business Conduct, which is available in eight languages. The Guide reflects our Charter values of integrity, respect, trust and openness. It provides clear direction and advice on conducting business internationally, interacting with communities, governments and business partners and general workplace behaviour. The Guide applies to Directors and to all employees, regardless of their position or location. Consultants, contractors and business partners are also expected to act in accordance with the Guide.
Insider trading
A copy of the Securities Dealing Code and Securities Dealing Policy can be found at our website at www.bhpbilliton.com/ aboutus/governance.
We have a Securities Dealing Code that covers dealings by Directors and identified employees and a Securities Dealing Policy that covers dealings by all other employees. Both these documents restrict dealings by Directors and employees in shares and other securities during designated prohibited periods and at any time when they are in the possession of unpublished price sensitive information.
Global Ethics Panel
The CEO has formed a Global Ethics Panel to:
•	advise on matters affecting the values and behaviours of the Group

•	assist business leaders in assessing acceptable outcomes on issues of business ethics

•	review the rationale, structure and content of the Guide to Business Conduct and propose changes

•	promote awareness and effective implementation of the Guide to Business Conduct.
Panel members have been selected on the basis of their knowledge of and experience in contemporary aspects of ethics and culture that are relevant to the Group and consists of both employees and external members. The Panel is chaired by the Group Executive and Chief People Officer.
Employee help lines
We have established regional help lines so that employees can seek guidance or express concerns on business-related issues. Reports can be made anonymously and without fear of retaliation. A fraud hotline facility is available for reporting cases of suspected misappropriations, fraud, bribery or corruption. Arrangements are in place to investigate such matters. Where appropriate, investigations are conducted independently. Levels of activity and support processes for the employee and fraud help lines are monitored with activity reports presented to the RAC and the Board. Further information on the Business Conduct Helpline and fraud hotline can be found in the Guide to Business Conduct.
Political donations
We maintain a position of impartiality with respect to party politics and do not contribute funds to any political party, politician or candidate for public office. We do, however, contribute to the public debate of policy issues that may affect our business in the countries in which we operate.

44	BHP BILLITON ANNUAL REVIEW 2007

Key activities during the year
In November 2006 the CEO accepted the findings of the internal review into the matters raised by the Royal Commission of Inquiry established by the Australian Government into certain Australian companies in relation to their involvement with the United Nations Oil-for-Food Programme and adopted the recommendations of the internal review. The conclusions reached by the internal review were consistent with the findings of the Commissioner that there was no breach of law by the BHP Billiton Group. The internal review recommended that a number of actions be taken to enhance our systems and processes and these actions have been implemented.
9. Market disclosure
We are committed to maintaining the highest standards of disclosure by ensuring that all investors and potential investors have the same access to high-quality, relevant information in an accessible and timely manner to assist them in making informed decisions. A Disclosure Committee manages our compliance with market disclosure obligations and is responsible for implementing reporting processes and controls and setting guidelines for the release of information.
Disclosure Officers have been appointed in each of the Group’s CSGs and functional departments. These officers are responsible for identifying and providing the Disclosure Committee with material information about the activities of the CSG or functional areas using disclosure guidelines developed by the Committee.
A copy of the Market Disclosure and Communications Policy is available at www.bhpbilliton.com/ aboutus/governance.
To safeguard the effective dissemination of information we have developed a Market Disclosure and Communications Policy which outlines how we identify and distribute information to shareholders and market participants.
Copies of announcements to the stock exchanges on which we are listed, investor briefings, half yearly financial statements, the Annual Report and other relevant information are posted to the Group’s website at www.bhpbilliton.com. Any person wishing to receive advice by email of news releases can subscribe at www.bhpbilliton.com.
10. Conformance with corporate governance standards
Our compliance with the governance standards in each of the jurisdictions in which we operate is summarised in this Statement, the Remuneration Report, the Directors’ Report and the financial statements.
The Listing Rules of the UK Listing Authority require UK-listed companies to report on the extent to which they comply with the Principles of Good Governance and Code of Best Practice, which are contained in Section 1 of the Combined Code, and explain the reasons for any non-compliance.
The Listing Rules of the Australian Securities Exchange require Australian-listed companies to report on the extent to which they meet the Principles and Recommendations published by the Australian Securities Exchange Corporate Governance Council as part of its Principles of Good Corporate Governance (ASX Principles and Recommendations) and explain the reasons for any non-compliance.
A checklist summarising our compliance with the UK Combined Code and the ASX Best Practice Recommendations has been posted to the website at www.bhpbilliton.com/ aboutus/governance.
Both the Combined Code and the ASX Principles and Recommendations require the Board to consider the application of the relevant corporate governance principles, while recognising that departures from those principles are appropriate in some circumstances. We have complied with the provisions set out in Section 1 of the Combined Code and with the ASX Principles and Recommendations throughout the financial period and have continued to comply up to the date of this Annual Review.
BHP Billiton Limited and BHP Billiton Plc are registrants of the Securities and Exchange Commission in the US. Both companies are classified as foreign private issuers and both have American Depositary Receipts listed on the New York Stock Exchange (NYSE).

We have reviewed the governance requirements currently applicable to foreign private issuers under the Sarbanes-Oxley Act (US), including the rules promulgated by the Securities and Exchange Commission and the rules of the NYSE and are satisfied that we comply with those requirements.
Section 303A of the NYSE Listed Company Manual has instituted a broad regime of corporate governance requirements for NYSE-listed companies. Under the NYSE rules foreign private issuers, such as ourselves, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 (Rule 10A-3) and certain notification provisions contained in Section 303A of the Listed Company Manual. Section 303A.11 of the Listed Company Manual, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by US-listed companies under the NYSE corporate governance standards. Following a comparison of our corporate governance practices with the requirements of Section 303A of the NYSE Listed Company Manual that would otherwise currently apply to foreign private issuers, the following differences were identified:
•	Our Nomination Committee Charter does not include the purpose of developing and recommending to the Board a set of corporate governance principles applicable to the corporation. We believe that this task is integral to the governance of the Group and is therefore best dealt with by the Board as a whole.
•	Rule 10A-3 of the Securities Exchange Act of 1934 requires NYSE-listed companies to ensure that their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While the RAC is directly responsible for remuneration and oversight of the External Auditor, the ultimate responsibility for appointment and retention of External Auditors rests with our shareholders, in accordance with UK law and our constitutional documents. The RAC does, however, make recommendations to the Board on these matters, which are in turn reported to shareholders.
While the Board is satisfied with its level of compliance with the governance requirements in Australia, the UK and the US, it recognises that practices and procedures can always be improved, and there is merit in continuously reviewing its own standards against those in a variety of jurisdictions. The Board’s program of review will continue throughout the year ahead.

BHP BILLITON ANNUAL REVIEW 2007	45

Remuneration Report
Remuneration Report at a Glance
Key abbreviations used in this Report are defined in the Glossary of Terms, which appears on page 83 of this Annual Review.

With the exception of sections 1, 3.5, 5.1, 5.3, 5.4, 8, 9 and 10, all sections are subject to audit.

46	BHP BILLITON ANNUAL REVIEW 2007

Dear Shareholder
Welcome to the Remuneration Report for the 2007 financial year. As you will be aware, a number of senior management changes have been announced since the beginning of 2007. Charles (‘Chip’) Goodyear has decided to retire and, on 1 October 2007, will be succeeded as CEO by Marius Kloppers. Charles will step down as an executive Director this year, but will stay employed until 1 January 2008 to assist Marius with his transition program. Chris Lynch retired on 31 August 2007, having stepped down as an executive Director on 30 June 2007. John Fast will be leaving later this month. Details of the remuneration and leaving arrangements applicable to these individuals are set out in section 4 of this Report.
In 2006, shareholders approved the introduction of an all-employee share purchase plan, Shareplus, which allows employees to acquire shares up to the value of US$5,000 in any year. These are then matched if the employee holds the shares and remains in employment for a further three years. The initial take-up, following the launch in April 2007, was 33 per cent of eligible employees.
The Remuneration Committee regularly reviews the remuneration policy to assess whether it continues to meet the needs of BHP Billiton and its shareholders. Recruitment and retention of the highly-skilled executives needed to deliver BHP Billiton’s strategy remain key priorities for the Committee. During the next year, we will revisit our incentive arrangements to make sure we are best placed to deliver on the imperatives of recruitment and retention, while ensuring that the interests of senior executives and shareholders are aligned.
On behalf of the Committee, thank you for your interest in our Report.
John Buchanan
Chairman, Remuneration Committee
6 September 2007
1. The Remuneration Committee
The Committee is committed to the principles of accountability and transparency, and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance. Operating under delegated authority from the Board, its activities are governed by Terms of Reference (adopted by the Board in June 2006), which are available on our website.
The Committee focuses on:
•	Remuneration policy and its specific application to the CEO, the executive Directors and other executives reporting to the CEO (Office of Chief Executive – OCE) as well as the general application to all our employees
•	The determination of levels of reward to the CEO, the executive Directors and other members of the OCE
•	Providing guidance to the Chairman on evaluating the performance of the CEO
•	Effective communication with shareholders on the remuneration policy and the Committee’s work on behalf of the Board.
The members of the Committee during FY2007 were Dr John Buchanan (Chairman), Mr Carlos Cordeiro, Dr David Jenkins and the Hon E. Gail de Planque. The Committee met seven times in FY2007, and attendance at those meetings is set out on page 39 of this Annual Review. At the invitation of the Committee, Mr Don Argus (the Group Chairman), Mr Charles Goodyear (the CEO), Mr Marcus Randolph (in his capacity as Chief Organisation Development Officer) and Ms Karen Wood (in her capacity as Chief Governance Officer and Group Company Secretary) attended meetings except where matters associated with their own remuneration were considered. Mr Derek Steptoe (Vice President Group Remuneration) also attended meetings by invitation. A report from the Committee and details of Board and Committee performance appear on pages 38 and 41 of this Annual Review.

The Committee has access to advice and views from those invited to attend meetings, as mentioned above, and can draw on services from a range of external sources including remuneration consultants. A list of all consultants, together with the type of services supplied and whether services are provided elsewhere in the Group, is available on our website. Kepler Associates LLP, independent advisers to the Committee, supplies specialist remuneration advice. They do not provide any other services to the Group.
2. Reporting requirements
The senior management team of the Group during FY2007 was the Office of Chief Executive (OCE). In July 2007, the name of this group changed to the Group Management Committee (GMC). The role of the GMC is consistent with the role of the OCE as it operated throughout the year. The names and titles of the members of the OCE who served during the year are set out in section 4 of this Report.
Australian and International Financial Reporting Standards require BHP Billiton to make certain disclosures for ‘key management personnel’ (KMP). KMP is defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly.
For the purposes of this Report, it has been determined that the KMP are the Directors and the members of the OCE who served during FY2007. In addition, the Australian Corporations Act 2001 requires BHP Billiton to make certain disclosures in respect of the five highest-paid executives below Board level. In FY2007, the five highest-paid executives below Board level were all members of the OCE and are, therefore, already included as KMP.
3. Remuneration policy and structure
The Committee recognises that we operate in a global environment and that our performance depends on the quality of our people. It keeps the remuneration policy under regular review to ensure it is appropriate for the needs of the Group.
3.1 Key principles of our remuneration policy
The key principles of our remuneration policy are to:
•	Provide competitive rewards to attract, motivate and retain highly-skilled executives willing to work around the world

•	Apply demanding key performance indicators (KPIs), including financial and non-financial measures of performance

•	Link a large component of pay to our performance and the creation of value for our shareholders

•	Ensure remuneration arrangements are equitable and facilitate the deployment of human resources around our businesses

•	Limit severance payments on termination to pre-established contractual arrangements that do not commit us to making unjustified payments.
The Committee is confident that these principles, which were applied in the year under review, and will be applied in FY2008 and beyond, continue to meet the Group’s objectives.

BHP BILLITON ANNUAL REVIEW 2007	47

Remuneration Report continued
The remuneration paid and payable to members of the OCE (including executive Directors) in respect of FY2007 is disclosed in this Report. It comprises fixed and at risk components. The manner in which these components are determined is outlined in this section. The actual remuneration paid and payable is set out in the tables in sections 5.1 and 5.5 of this Report. Remuneration paid to non-executive Directors is set out in section 6.2.
3.2 Service contracts
It is our policy that service contracts have no fixed term, but are capable of termination on 12 months’ notice and that we retain the right to terminate the contract immediately by making a payment equal to 12 months’ base salary and retirement benefit contribution in lieu of notice. All members of the OCE have service contracts (see section 4.5 of this Report for full details). These contracts typically outline the components of remuneration paid, but do not prescribe how remuneration levels are to be modified from year-to-year.
3.3 Fixed remuneration
Fixed remuneration is made up of base salary, retirement and other benefits. It represents approximately 34 per cent of the individual’s remuneration package (based on target performance and using Expected Values for share awards).

Base salary is targeted at industry average levels for comparable roles in global companies of similar complexity and size. Market data are used to benchmark salary levels and to inform decisions on base salary changes. Base salaries are set by reference to the scope and nature of the individual’s performance and experience, and are reviewed each year. The review takes into account any change in the scope of the role performed by the individual, any changes required to meet the principles of the remuneration policy and our market competitiveness.
Retirement benefits for new entrants are delivered under defined contribution plans. All defined benefit plans are now closed to new entrants. Employees who participate in these legacy defined benefit plans continue to accrue benefits in such plans for both past and future service unless they have opted to transfer to a defined contribution plan.
Other benefits include health insurance, relocation costs, life assurance, car allowances and tax advisory services as applicable. All such benefits are non-pensionable.
3.4 At risk remuneration
At risk remuneration is geared to Group performance and is made up of short-term and long-term incentives. It represents approximately 66 per cent of the individual’s remuneration package (based on target performance and using Expected Values for share awards).
Short-term incentives are delivered annually under the Group Incentive Scheme (GIS). Awards under the GIS are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options (to encourage employee retention and share ownership). These Deferred Shares and/or Options are subject to a two-year vesting period before they can be exercised. If, during that period, an individual resigns without the Committee’s consent, or is dismissed for cause, their entitlement to them is forfeited. Members of the OCE each have a target cash award of 70 per cent of base salary and a maximum award of 105 per cent.
The GIS incentivises employees to achieve annual goals linked to the business strategy, budget and personal objectives. Measures are set to reflect the critical KPIs of the Group in a combination of financial and non-financial areas. The key Group measures in FY2007, and in FY2008, are Health and Safety, Shareholder Value Added and Net Present Value Added. In addition, each member of the OCE has personal KPIs based on their key area of responsibility. Members of the OCE have approximately 80 per cent Group-based measures and 20 per cent personal measures. In light of Mr Goodyear’s planned retirement as CEO on 30 September 2007, and from the Group on 1 January 2008, his personal measures will be weighted toward the CEO transition.
The Committee believes that the KPIs set and the relative weightings given to the different categories of KPI effectively incentivise short-term performance. At the end of each year, the performance level achieved against each KPI is measured and awards are calculated and paid according to the level of performance.
Long-term incentives, in the form of Performance Shares, are awarded annually under the Long Term Incentive Plan (LTIP). The diversified natural resources industry is capital intensive, cyclical and long term. Outstanding performance comes from accessing high-quality resources, successfully developing new projects and maintaining efficient and safe operations. The Committee believes that in this environment, success can best be measured by our Total Shareholder Return (TSR) performance relative to the TSR of an index of a peer group of companies weighted 75 per cent to mining and 25 per cent to oil and gas (the Index).
The Performance Hurdle applicable to the awards granted in December 2006, and to those to be granted in December 2007, requires BHP Billiton’s TSR over a five-year performance period to be greater than the weighted average TSR of the Index. To the extent that the Performance Hurdle is not achieved, awards are forfeited. There is no retesting.
For all Performance Shares to vest, BHP Billiton’s TSR must exceed the weighted average TSR of the Index by a specified percentage, determined each year by the Committee. Since the establishment of the LTIP in 2004, this percentage has been set each year at 5.5 per cent. This annual amount equates to exceeding the weighted average TSR of the Index over the five-year performance period by more than 30 per cent. For performance between the weighted average TSR of the Index and 5.5 per cent per annum above the Index, vesting occurs on a sliding scale.
In the event that the Committee does not believe that BHP Billiton’s TSR properly reflects the financial performance of the Group, it retains the discretion to lapse the Performance Shares. It is anticipated that such discretion would only be used in exceptional circumstances.

The maximum award that may be made to a participant in any one financial year is limited by the rules of the LTIP to an award with an Expected Value of twice their annual base salary. Expected Value has been used because it enables the Committee to set total target remuneration levels for the CEO and his direct reports, taking into account the degree of difficulty of the LTIP Performance Hurdle and the consequent probability of awards vesting, together with ensuring that awards are externally competitive. It can be defined as the average outcome weighted by probability, and takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors including volatility and forfeiture risk.

Participants of the GIS and the LTIP are eligible to receive a payment equal to the dividend amount that would have been earned on the underlying shares represented by the Deferred Shares, Options and Performance Shares awarded to those participants (the Dividend Equivalent Payment). The Dividend Equivalent Payment is made to the participants once the underlying shares are issued or transferred to them. No Dividend Equivalent Payment is made in respect of Deferred Shares, Options and Performance Shares that lapse.
3.5 Share ownership guidelines
Participation in the GIS and the LTIP is approved by the Committee, and participants may be required to hold a minimum number of BHP Billiton shares (Minimum Shareholding Requirement – MSR), the level of which is determined by the Committee, throughout their period of participation in the schemes. The current MSR for the CEO and his direct reports is 50 per cent of one year’s base salary on an after-tax basis, calculated using the year-end BHP Billiton share price.

48	BHP BILLITON ANNUAL REVIEW 2007

The CEO and his direct reports are subject to a policy governing the use of hedge arrangements over BHP Billiton shares. This prohibits them from entering into hedge arrangements in relation to unvested shares and options and shares forming part of their MSR. Any permitted hedge arrangements require advance clearance under our Securities Dealing Code from specified officers and must be disclosed in this Report. None of these individuals currently has any hedge arrangement in place.
4. Office of Chief Executive remuneration details
This section contains information on the members of the OCE, including the executive Directors, who served during FY2007.
The executive Directors who served during the year were Mr Charles Goodyear (CEO), Mr Marius Kloppers (Group President, Non-Ferrous Materials, and CEO-designate), Mr Chris Lynch (Group President, Carbon Steel Materials) and Mr Miklos Salamon (Executive President). Mr Salamon and Mr Lynch stood down as Directors on 26 October 2006 and 30 June 2007 respectively.
In addition to the executive Directors, the other executives who served as members of the OCE during the year were Mr John Fast (Chief Legal Counsel and Head of External Affairs), Mr Robert Kirkby (Executive President), Mr Marcus Randolph (Chief Organisation Development Officer), Mr Alex Vanselow (Chief Financial Officer), Ms Karen Wood (Chief Governance Officer and Group Company Secretary) and Mr J Michael Yeager (Group President Energy). Mr Kirkby retired on 31 December 2006.
4.1 Marius Kloppers’ remuneration on appointment as CEO
The Committee has determined that Mr Kloppers will be remunerated in line with the policy and incentive structures that applied to Charles Goodyear.
With effect from 1 October 2007 (on his succession as CEO), Mr Kloppers’ gross base salary will be US$1,850,000 per annum. His annual target cash award will be 70 per cent of base salary with a maximum award of 105 per cent. His remuneration will also include an annual retirement benefit of 40 per cent of base salary. At the 2007 Annual General Meetings, shareholders will be asked to approve an award to Mr Kloppers of 400,000 Performance Shares. This award equates to an approximate face value of 4.75 times base salary or an Expected Value of approximately 1.4 times base salary.
4.2 Summary of remuneration arrangements
Total remuneration for members of the OCE is divided into two components: fixed and at risk. The at risk component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles that contribute to our overall profitability and performance.
4.3 Short-term incentives (at risk)
Actual cash awards for the year ended 30 June 2007 were as follows (1).

	Actual GIS cash award (% of base salary)
	Year ended	Year ended
	30 June 2007	30 June 2006
Executive Directors
Charles Goodyear	85.0	74.2
Marius Kloppers	93.0	74.0
Chris Lynch	91.0	69.5
Miklos Salamon (2)	N/A	69.0
Other members of the OCE
John Fast	87.0	68.7
Robert Kirkby (3)	70.0	67.1
Marcus Randolph	93.0	73.7
Alex Vanselow	101.0	67.5
Karen Wood	102.0	70.1
J Michael Yeager	105.0	83.2

Notes

(1)	Cash awards are paid in September following the release of our annual results. They are matched with a grant of Deferred Shares and/or Options made after the Annual General Meetings.

(2)	Miklos Salamon stepped down as a Director on 26 October 2006 and did not participate in the short-term incentive scheme for FY2007.

(3)	Robert Kirkby’s annual cash award has been pro-rated to reflect his period of service from 1 July 2006 to his retirement date, 31 December 2006.
4.4 Long-term incentives (at risk)
All shares under award form part of an individual’s at risk remuneration. The extent to which the Performance Shares will vest is dependent on the extent to which the Performance Hurdle is met and continued employment. A summary of interests in incentive schemes held by members of the OCE, including the number of awards granted in FY2007, is shown in section 5.2 of this Report.
4.5 Service contracts and termination provisions
The service contracts for the CEO and his direct reports have no fixed term. They typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year-to-year. With the exception of John Fast, whose arrangements were determined at the time of the merger of BHP Limited and Billiton Plc in 2001, the contracts are capable of termination on 12 months’ notice. In addition, we retain the right to terminate a contract immediately by making a payment equal to 12 months’ base salary plus retirement benefits for that period.

Notice period –
			Employing	Notice period –
Name	Employing company	Date of contract	company	Employee
Executive Directors
Charles Goodyear	BHP Billiton Limited, BHP Billiton Plc	21 August 2003	12 months	3 months
Marius Kloppers	BHP Billiton Plc	19 February 2001, as amended on 31 August 2004	12 months	6 months
Chris Lynch	BHP Billiton Limited	31 August 2004 and 16 August 2006	12 months	6 months
Other members of the OCE
John Fast	BHP Billiton Limited	19 July 2001	3 months	3 months
Marcus Randolph	BHP Billiton Limited	13 December 2005	12 months	6 months
Alex Vanselow	BHP Billiton Minerals Service Company Limited	14 June 2006	12 months	6 months
Karen Wood	BHP Billiton Limited	21 February 2006	12 months	6 months
J Michael Yeager	BHP Billiton Petroleum (Americas) Limited	21 March 2006	12 months	6 months

BHP BILLITON ANNUAL REVIEW 2007	49

Remuneration Report continued
4.5 Service contracts and termination provisions continued
Entitlements under the GIS, LTIP and Retirement Plans on ceasing employment
The rules of the GIS and LTIP cover any entitlements participants might have on termination in relation to short-term and long-term incentives. They outline the circumstances in which all participants would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted, but which had not vested at the date of termination. The rules of the GIS and LTIP provide that should a participant cease employment for any reason other than death/disability, resignation or termination for cause, the following would apply:
•	Deferred Shares and Options already granted would vest in full
•	Participants would have a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the commencement of the relevant performance period to the date of departure and would only become exercisable to the extent that the Performance Hurdles are met.
The Committee regards it as an important principle that where a participant resigns without the Committee’s consent, or their employment is terminated for cause, they forfeit the entitlement to their unvested Deferred Shares, Options and Performance Shares.
The rules of the GIS outline the circumstances in which participants would be entitled to a cash award for the performance year in which they cease employment. Such circumstances depend on the reason for leaving. The only circumstances in which the Committee has considered using its discretion to allow members of the OCE to receive a cash award in the event of departure is for those individuals who have retired or are retiring.
On retirement, the CEO and his direct reports will receive any entitlements accrued under the rules of their respective retirement plans and as defined under their contractual arrangements.
4.6 Retirement benefits
For service after 1 January 2003, retirement, death and disability benefits were aligned, where possible, for members of the OCE. With the exception of Marius Kloppers, Miklos Salamon and Alex Vanselow, members of the OCE receive only a defined contribution entitlement. To deliver the retirement promise, the individual is given a choice of funding vehicles, including their current retirement arrangement, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash payment in lieu.
Executive Directors with defined benefit promises
Marius Kloppers has had the choice of a (1) ‘defined benefit’, (2) ‘defined contribution’ underpinned by a defined benefit promise, or (3) ‘cash in lieu’ pension entitlement for each year since 1 July 2001. He has elected to take cash in lieu for each year except for FY2004 when he elected to take a defined contribution entitlement with a defined benefit underpin. Mr Kloppers retains the option to convert the entitlement accrued in the defined contribution fund to a defined benefit entitlement. However, since the value of his defined contribution entitlement (US$556,390) exceeds the transfer value of the defined benefit underpin that he would be entitled to should he revert to the defined benefit promise (US$390,200) (both measured at 30 June 2007), the entitlement is being treated on a defined contribution basis. Upon his succession as CEO on 1 October 2007, Mr Kloppers will relinquish all future defined benefit entitlements.
Miklos Salamon retired as an employee on 1 September 2006. On retirement, he became entitled to a pension under non-contributory defined benefit pension arrangements set up by BHP Billiton Plc and BHP Billiton Services Jersey Limited. The pension payable equated to two-thirds of base salary, with contingent spouse’s pension, and was reduced because payment commenced before the normal retirement age of 60. In accordance with the rules of the scheme, all pensions in payment will be indexed in line with the UK Retail Price Index. The disclosures for Mr Salamon are provided below:
Miklos Salamon — Defined benefits pension

US dollars

Amount by which the annual
pension entitlement has
increased during the two	Total annual pension		Estimated capital value (transfer value) of total
month period ended	entitlement at	Difference in transfer	accrued pension(2)
1 September 2006(1)	1 September 2006(2)	values(3)	1 September 2006	30 June 2006
62,762	936,762	5,789,329	19,987,198	14,197,869

Notes

(1)	Due to exchange rate movements.

(2)	The following information in respect of Mr Salamon’s retirement benefits, quoted as at 30 June 2007, is presented to satisfy the requirements of Schedule 7A of the UK Companies Act 1985:

·	At 30 June 2007, the total annual pension entitlement is US$27,852, with a corresponding transfer value of US$740,496. The decrease compared with Mr Salamon’s entitlements immediately prior to his retirement is due to the fact that he took the majority of his pension entitlement as a one-off cash payment upon retirement.

·	The decrease in the accrued annual pension entitlement compared with 30 June 2006, after making allowance for inflation of 4.3 per cent, is US$999,070. The transfer value of this decrease is US$15,974,904. The majority of the decrease is attributable to the fact that most of the benefit was taken as a cash lump sum.

For FY2006, the decrease in the accrued pension, after making an allowance for inflation of 3.3 per cent, is US$2,532. The transfer value of the decrease is US$41,149.

(3)	Increase is primarily due to early retirement.

50	BHP BILLITON ANNUAL REVIEW 2007

4.7 Post-30 June 2007 departures
Charles Goodyear will retire from the Group on 1 January 2008. Until that date, he will receive his normal contractual entitlements. In respect of entitlements under the GIS and LTIP, he will be treated in line with the Group’s policy for such events. He will be entitled to have Deferred Shares transferred to him in full on leaving, receive a cash award for the period served subject to performance achievement, and retain a pro-rated amount of his Performance Shares, which will vest at the end of the performance period to the extent that Performance Hurdles have been achieved. On retiring, he will be entitled to receive the accumulated value of funds under the Retirement Savings Plan.
Chris Lynch retired from the Group on 31 August 2007. In respect of entitlements under the GIS and LTIP, he was treated in line with the Group’s policy for such events. He was entitled to have Deferred Shares transferred to him in full on leaving, and retains a pro-rated amount of his Performance Shares, which will vest at the end of the performance period to the extent that Performance Hurdles have been achieved. In respect of his GIS participation for FY2007, an amount equal to his GIS cash award was paid in lieu of the award of Deferred Shares. On retiring, he was entitled to receive the accumulated value of benefits under the Australian Superannuation Fund and the Retirement Savings Plan.
John Fast will leave the Group in September 2007. On leaving, he will be paid a termination payment in accordance with his contractual arrangements, equivalent to 21 months’ base salary. In respect of entitlements under the GIS and LTIP, he will be treated in line with the Group’s policy for such events. He will be entitled to have Deferred Shares transferred to him in full on leaving, and retain a pro-rated amount of his Performance Shares, which will vest at the end of the performance period to the extent that Performance Hurdles have been achieved. In respect of his GIS participation for FY2007, an amount equal to his GIS cash award will be paid in lieu of the award of Deferred Shares. On leaving, he will be entitled to receive the accumulated value of benefits under the Australian Superannuation Fund.
5. Office of Chief Executive remuneration and share awards
5.1 Summary of remuneration for executive Directors
The following table sets out the fixed and at risk remuneration for the executive Directors for the year ended 30 June 2007. At risk remuneration consists of the annual cash award to be paid in respect of FY2007 and the Expected Values of the share incentive awards granted in December 2006. A remuneration table prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001 and relevant accounting standards, is provided at the end of this section.

						Expected	Expected
						Value	Value
	Base	Retirement	Other	Total fixed	Annual cash	Performance	Deferred	Total at risk
US dollars	salary	benefits	benefits	remuneration	award	Shares	Shares	remuneration
Charles Goodyear (1)(2)	1,777,500	853,200	100,762	2,731,462	1,517,985	3,523,448	1,046,154	6,087,587
Marius Kloppers (1)(2)	1,008,036	416,364	34,575	1,458,975	1,025,000	1,222,023	628,710	2,875,733
Chris Lynch (2)	1,008,036	349,789	—	1,357,825	2,000,000	1,337,887	597,879	3,935,766
Miklos Salamon(1)(3)	473,796	—	189,873	663,669	—	—	—	—

Notes

(1)	Other benefits include the following: payments in respect of accrued leave to Miklos Salamon; and payment of professional fees in respect of tax compliance and consulting for Charles Goodyear and Marius Kloppers.

(2)	The annual cash award for Chris Lynch includes an amount equal to his GIS cash award in lieu of Deferred Shares in respect of FY2007. The Deferred Shares in respect of FY2007 for Charles Goodyear and Marius Kloppers will be granted in December 2007.

(3)	Base salary for Miklos Salamon reflects the period from 1 July 2006 to his retirement date.
5.2 Share awards
The following tables set out the interests held by members of the OCE in BHP Billiton’s incentive schemes, and include ordinary shares under award and ordinary shares under option.
With the exception of Marius Kloppers and Miklos Salamon, whose awards were over BHP Billiton Plc ordinary shares, members of the OCE were granted awards over BHP Billiton Limited ordinary shares. No member of the OCE elected to receive Options under the GIS in December 2006. All vested GIS Deferred Shares, GIS Performance Shares, PSP Performance Rights, GIS Options and ESP Options are exercisable.
No further awards of GIS Performance Shares, ESP Options and PSP Performance Rights will be granted.
Awards of Performance Shares under the LTIP (including the number of shares awarded in FY2007)
In accordance with the rules of the LTIP, no Performance Shares vest, or can be exercised, prior to the end of the performance period unless a participant ceases employment due to death, serious injury, disability or illness, which renders the participant incapable of continuing employment. The first vesting date will be in August 2009.
The index of peer group companies for the LTIP Performance Shares, since its implementation in 2004, comprises the following companies: Alcan, Alcoa, Alumina, Anglo American, BG Group, BP, Companhia Vale do Rio Doce, ConocoPhillips, Exxon Mobil, Falconbridge, Freeport McMoRan, Impala, Inco, Marathon Oil, Newmont Mining, Norilsk, Phelps Dodge, Rio Tinto, Shell, Total, Unocal, Woodside Petroleum and Xstrata. A description of the Performance Hurdle applying to the LTIP Performance Shares is set out in section 3.4 of this Report.

BHP BILLITON ANNUAL REVIEW 2007	51

Remuneration Report continued
5.2 Share awards continued
Awards of Performance Shares under the LTIP (including the number of shares awarded in FY2007)

								At date of
								resignation
								as a			Date award
								Director			vests and
			At					(26 October	At		becomes
Name	Date of grant		1 July 2006	Granted	Vested	Lapsed		2006)	30 June 2007		exercisable(1)
Executive Directors

Charles Goodyear	7 Dec 2006	(2)	—	592,558	—	—		n/a	592,558		Aug 2011
	5 Dec 2005		600,000	—	—	—			600,000		Aug 2010
	3 Dec 2004		500,000	—	—	—			500,000		Aug 2009

Total			1,100,000	592,558	—	—			1,692,558

Marius Kloppers	7 Dec 2006	(2)	—	225,000	—	—		n/a	225,000		Aug 2011
	5 Dec 2005		225,000	—	—	—			225,000		Aug 2010
	3 Dec 2004		225,000	—	—	—			225,000		Aug 2009

Total			450,000	225,000	—	—			675,000

Chris Lynch	7 Dec 2006	(2)	—	225,000	—	—		n/a	225,000		Aug 2011
	5 Dec 2005		225,000	—	—	—			225,000		Aug 2010
	3 Dec 2004		225,000	—	—	—			225,000		Aug 2009

Total			450,000	225,000	—	—			675,000

Miklos Salamon	5 Dec 2005		300,000	—	—	230,000	(3)	70,000	70,000	(3)	Aug 2010
	3 Dec 2004		300,000	—	—	170,000	(3)	130,000	130,000	(3)	Aug 2009

Total			600,000	—	—	400,000		200,000	200,000

Other members of the OCE

John Fast	7 Dec 2006	(2)	—	175,000	—	—		n/a	175,000		Aug 2011
	5 Dec 2005		175,000	—	—	—			175,000		Aug 2010
	3 Dec 2004		175,000	—	—	—			175,000		Aug 2009

Total			350,000	175,000	—	—			525,000

Robert Kirkby	7 Dec 2006	(2)	—	225,000	—	202,500	(3)	n/a	22,500	(3)	Aug 2011
	5 Dec 2005		225,000	—	—	157,500	(3)		67,500	(3)	Aug 2010
	3 Dec 2004		225,000	—	—	112,500	(3)		112,500	(3)	Aug 2009

Total			450,000	225,000	—	472,500			202,500

Marcus Randolph	7 Dec 2006	(2)	—	175,000	—	—		n/a	175,000		Aug 2011
	5 Dec 2005		110,000	—	—	—			110,000		Aug 2010
	3 Dec 2004		110,000	—	—	—			110,000		Aug 2009

Total			220,000	175,000	—	—			395,000

Alex Vanselow	7 Dec 2006	(2)	—	225,000	—	—		n/a	225,000		Aug 2011
	5 Dec 2005		110,000	—	—	—			110,000		Aug 2010
	3 Dec 2004		110,000	—	—	—			110,000		Aug 2009

Total			220,000	225,000	—	—			445,000

Karen Wood	7 Dec 2006	(2)	—	175,000	—	—		n/a	175,000		Aug 2011
	5 Dec 2005		80,000	—	—	—			80,000		Aug 2010
	3 Dec 2004		80,000	—	—	—			80,000		Aug 2009

Total			160,000	175,000	—	—			335,000

J Michael Yeager	7 Dec 2006	(2)	—	225,000	—	—		n/a	225,000		Aug 2011
	26 Apr 2006		325,000	—	—	—			325,000		Aug 2010

Total			325,000	225,000	—	—			550,000

Notes

(1)	The performance period for each award ends on 30 June in the year the award vests and becomes exercisable. The expiry date of awards is the day prior to the fifth anniversary of the date the award vests and becomes exercisable.

(2)	The market prices on date of grant were A$26.40 and £9.72. The fair values, estimated using a Monte Carlo simulation, were A$8.02 and £2.50.

(3)	In accordance with the LTIP rules, a proportion of the original share award lapsed when Miklos Salamon and Robert Kirkby retired from the Group. Awards have been pro-rated to reflect the period of service from the start of each performance period to the date of retirement.

52	BHP BILLITON ANNUAL REVIEW 2007

5.2 Share awards continued
Awards of Deferred Shares under the GIS (including the number of shares awarded in FY2007)

												At date of
												resignation
												as a		Date award	Market	Aggregate
			At									Director	At	vests and	price on	gain
	Date of		1 July									(26 October	30 June	becomes	date of	of shares
Name	grant		2006	Granted		Vested		Lapsed		Exercised		2006)	2007	exercisable(1)	exercise	exercised
Executive Directors

Charles Goodyear	7 Dec 2006	(2)	—		56,691		—		—		—	n/a	56,691	Aug 2008	—	—
	5 Dec 2005		76,569		—		—		—		—		76,569	22 Aug 2007	—	—
	3 Dec 2004		44,601		—		44,601		—		44,601		—	23 Aug 2006(3)	A$27.70	A$1,235,448

Total			121,170		56,691		44,601		—		44,601		133,260

Marius Kloppers	7 Dec 2006	(2)	—		37,300		—		—		—	n/a	37,300	Aug 2008	—	—
	5 Dec 2005		52,771		—		—		—		—		52,771	22 Aug 2007	—	—
	3 Dec 2004		60,548		—		60,548		—		60,548		—	23 Aug 2006(3)	£10.2409	£620,066

Total			113,319		37,300		60,548		—		60,548		90,071

Chris Lynch	7 Dec 2006	(2)	—		32,399		—		—		—	n/a	32,399	Aug 2008	—	—
	5 Dec 2005		43,670		—		—		—		—		43,670	22 Aug 2007	—	—
	3 Dec 2004		55,908		—		55,908		—		55,908		—	23 Aug 2006(3)	A$27.70	A$1,548,652
	21 Nov 2003		61,010		—		—		—		61,010		—	Vested prior to	A$27.70	A$1,689,977
														1 July 2006

Total			160,588		32,399		55,908		—		116,918		76,069

Miklos Salamon	5 Dec 2005		73,743		—		73,743		—		73,743	—	—	1 Sept 2006(4)	£10.2409	£755,195
	3 Dec 2004		80,151		—		80,151		—		80,151	—	—	23 Aug 2006(3)	£9.9150	£794,697

Total			153,894		—		153,894		—		153,894	—	—

Other members of the OCE

John Fast	7 Dec 2006	(2)	—		25,825		—		—		—	n/a	25,825	Aug 2008	—	—
	5 Dec 2005		39,575	—		—		—		—			39,575	22 Aug 2007	—	—
	3 Dec 2004		53,908		—		53,908		—		—		53,908	23 Aug 2006(3)	—	—
	21 Nov 2003		54,782		—		—		—		—		54,782	Vested prior to	—	—
														1 July 2006

Total			148,265		25,825		53,908		—		—		174,090

Robert Kirkby	7 Dec 2006	(2)	—		30,577		30,577		—		—	n/a	30,577	31 Dec 2006(4)	—	—
	5 Dec 2005		47,448		—		47,448		—		—		47,448	31 Dec 2006(4)	—	—
	3 Dec 2004		57,450		—		57,450		—		57,450		—	23 Aug 2006(3)	A$27.74	A$1,593,663

Total			104,898		30,577		135,475		—		57,450		78,025

Marcus Randolph	7 Dec 2006	(2)	—		29,455		—		—		—	n/a	29,455	Aug 2008	—	—
	5 Dec 2005		32,199		—		—		—		—		32,199	22 Aug 2007	—	—
	3 Dec 2004		44,234		—		44,234		—		44,234		—	23 Aug 2006(3)	A$27.65	A$1,223,070

Total			76,433		29,455		44,234		—		44,234		61,654

Alex Vanselow	7 Dec 2006	(2)	—		23,030		—		—		—	n/a	23,030	Aug 2008	—	—
	5 Dec 2005		25,633		—		—		—		—		25,633	22 Aug 2007	—	—
	3 Dec 2004		27,347		—		27,347		—		27,347		—	23 Aug 2006(3)	A$25.60	A$700,083

Total			52,980		23,030		27,347		—		27,347		48,663

Karen Wood	7 Dec 2006	(2)	—		18,267		—		—		—	n/a	18,267	Aug 2008	—	—
	5 Dec 2005		20,462		—		—		—		—		20,462	22 Aug 2007	—	—
	3 Dec 2004		26,631		—		26,631		—		—		26,631	23 Aug 2006(3)	—	—
	21 Nov 2003		20,684		—		—		—		20,684		—	Vested prior to	A$28.00	A$579,152
														1 July 2006

Total			67,777		18,267		26,631		—		20,684		65,360

J Michael Yeager	7 Dec 2006	(2)	—		6,614		—		—		—	n/a	6,614	Aug 2008	—	—

Notes

(1)	The expiry date of awards is the day prior to the third anniversary of the date the award vests and becomes exercisable.

(2)	The market prices on date of grant were A$26.40 and £9.72. The fair values, estimated using a Net Present Value model were A$22.32 and £8.44.

(3)	The holding period for awards ended on 30 June 2006. 100 per cent of the awards vested and became exercisable on the first non-prohibited date after that (23 August 2006). The market prices on date of vesting were A$28.39 and £10.14. The market prices on date of grant were A$15.28 and £5.91.

(4)	As per the rules of the GIS, the awards of Deferred Shares vested when Miklos Salamon and Robert Kirkby retired. The market prices on the dates their shares vested were £10.07 for Mr Salamon and A$25.30 for Mr Kirkby. The market prices on dates of grant were A$22.03 and £8.90 (2005 Deferred Shares), and A$26.40 and £9.72 (2006 Deferred Shares).

BHP BILLITON ANNUAL REVIEW 2007	53

Remuneration Report continued
5.2 Share awards continued
Awards of Performance Shares under the GIS

							At date of
							resignation
							as a		Date award	Market	Aggregate
		At					Director	At	vests and	price on	gain
	Date of	1 July					(26 October	30 June	becomes	date of	of shares
Name	grant	2006	Granted	Vested(1)	Lapsed(1)	Exercised	2006)	2007	exercisable(2)	exercise	exercised
Executive Directors
Charles Goodyear	21 Nov 2003	112,375	—	89,900	22,475	89,900	n/a	—	23 Aug 2006(3)	A$27.70	A$2,490,230

Total		112,375	—	89,900	22,475	89,900		—

Marius Kloppers	21 Nov 2003	55,378	—	44,302	11,076	44,302	n/a	—	23 Aug 2006(3)	£10.2409	£453,692

Total		55,378	—	44,302	11,076	44,302		—

Chris Lynch	21 Nov 2003	61,010	—	48,808	12,202	48,808	n/a	—	23 Aug 2006(3)	A$27.70	A$1,351,982
	12 Nov 2002	117,117	—	—	—	117,117		—	Vested prior to	A$27.70	A$3,244,141
									1 July 2006

Total		178,127	—	48,808	12,202	165,925		—

Miklos Salamon	21 Nov 2003	89,056	—	71,245	17,811	71,245	—	—	23 Aug 2006(3)	£9.9150	£706,394

Total		89,056	—	71,245	17,811	71,245		—

Other members of the OCE

John Fast	21 Nov 2003	54,782	—	43,826	10,956	—	n/a	43,826	23 Aug 2006(3)	—	—
	12 Nov 2002	115,921	—	—	—	—		115,921	Vested prior to	—	—
									1 July 2006

Total		170,703	—	43,826	10,956	—		159,747

Robert Kirkby	21 Nov 2003	58,031	—	46,425	11,606	46,425	n/a	—	23 Aug 2006(3)	A$27.74	A$1,287,830

Total		58,031	—	46,425	11,606	46,425		—

Marcus Randolph	21 Nov 2003	34,261	—	27,409	6,852	27,409	n/a	—	23 Aug 2006(3)	A$27.65	A$757,859

Total		34,261	—	27,409	6,852	27,409		—

Alex Vanselow	21 Nov 2003	13,859	—	11,087	2,772	11,087	n/a	—	23 Aug 2006(3)	A$25.60	A$283,827

Total		13,859	—	11,087	2,772	11,087		—

Karen Wood	21 Nov 2003	20,684	—	16,547	4,137	—	n/a	16,547	23 Aug 2006(3)	—	—
	12 Nov 2002	42,219	—	—	—	42,219		—	Vested prior to	A$28.00	A$1,182,132
									1 July 2006

Total		62,903	—	16,547	4,137	42,219		16,547

J Michael Yeager	—	—	—	—	—	—	n/a	—	—	—	—

Notes

(1)	The performance period ended on 30 June 2006. Based on the performance measured at the end of the performance period 80 per cent of the Performance Shares vested and became exercisable on the first non-prohibited date after that (23 August 2006). The remaining 20 per cent lapsed.

(2)	The expiry date of awards is the day prior to the third anniversary of the date the award vests and becomes exercisable.

(3)	The market prices on date of vesting were A$28.39 and £10.14. The market prices on date of grant were A$10.76 and £4.32.
Awards of Options under the GIS and the Employee Share Plan

		Exercise							Date award
		price							vests and
		payable	At 1 July					At 30	becomes
Name	Date of grant	(A$)	2006	Granted	Vested(1)	Lapsed	Exercised	June 2007	exercisable	Expiry date
Charles Goodyear	3 Dec 2004	15.39	180,613	—	180,613	—	—	180,613	23 Aug 2006	22 Aug 2009
	21 Nov 2003	11.11	320,725	—	—	—	—	320,725	24 Aug 2005	23 Aug 2008
	3 Apr 2000	7.60	722,785	—	—	—	—	722,785	3 Apr 2003	2 Apr 2010
	23 Apr 1999	6.92	351,065	—	—	—	—	351,065	23 Apr 2002	22 Apr 2009

Notes

(1)	The holding period ended on 30 June 2006. 100 per cent of the awards vested and became exercisable on the first non-prohibited date after that (23 August 2006). The market price on date of vesting was A$28.39. The market price on date of grant was A$15.28.

54	BHP BILLITON ANNUAL REVIEW 2007

5.2 Share awards continued
Awards of Performance Rights under the Performance Share Plan

								Date award	Market	Aggregate
								vests and	price on	gain of
	Date of	At 1 July					At 30 June	becomes	date of	shares
Name	grant	2006	Granted	Vested	Lapsed	Exercised	2007	exercisable	exercise	exercised
Executive Directors

Charles Goodyear	8 Nov 2001(1)	15,716	—	—	—	—	15,716	Vested prior to	—	—
								1 July 2006

Total		15,716	—	—	—	—	15,716

Chris Lynch	8 Nov 2001	98,603	—	—	—	98,603	—	Vested prior to	A$27.70	A$2,731,303
								1 July 2006
	1 Nov 2000	43,592	—	—	—	43,592	—	Vested prior to	A$27.70	A$1,207,498
								1 July 2006

Total		142,195	—	—	—	142,195	—

Other members of the OCE

John Fast	8 Nov 2001(1)	96,384	—	—	—	18,000	78,384	Vested prior to	A$30.60	A$550,800
								1 July 2006

Total		96,384	—	—	—	18,000	78,384

Karen Wood	8 Nov 2001(1)	25,846	—	—	—	—	25,846	Vested prior to	—	—
								1 July 2006

Total		25,846	—	—	—	—	25,846

Note

(1)	The unexercised Performance Rights expire on 30 September 2011.
Awards of Partly Paid Shares under the Executive Share Plan

							Date award vests
						At 30 June	and becomes
Name	Date of grant	At 1 July 2006	Granted	Forfeited	Converted	2007	exercisable
Robert Kirkby	4 Oct 1995(1)	72,279	—	—	—	72,279	n/a
	4 Oct 1994(2)	108,255	—	—	—	108,255	n/a

Total		180,534	—	—	—	180,534

Note

(1)	35,000 Partly Paid Shares and 37,279 fully paid bonus shares (held in escrow).

(2)	50,000 Partly Paid Shares and 58,255 fully paid bonus shares (held in escrow).
5.3 Estimated value range of awards
The maximum possible value of awards yet to vest to be disclosed under the Australian Corporations Act 2001 is not determinable as it is dependent on, and therefore fluctuates with, the share prices of BHP Billiton Limited and BHP Billiton Plc at a date that any award is exercised. An estimate of a maximum possible value of awards for members of the OCE can be made using the highest share price during FY2007, which was A$35.38 and £13.90, multiplied by the number of awards for each scheme. For Options granted to Mr Goodyear, the value is reduced by the exercise price multiplied by the number of Options. The minimum value of awards yet to vest is nil.
5.4 Shareplus
Shareplus, an all-employee share purchase plan, was launched in April 2007. Employees may acquire shares up to the value of US$5,000 in any Plan year which is then matched if the employee holds the shares, and remains in employment, until the third anniversary of the start of the Plan year. The first shares will be acquired in September 2007. All executive Directors and members of the OCE were eligible to participate in Shareplus; non-executive Directors were not.

BHP BILLITON ANNUAL REVIEW 2007	55

Remuneration Report continued
5.5 Remuneration for OCE members
The table that appears in this section has been prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001 and relevant accounting standards.

								Post-
								employment
			Short-term employee benefits					benefits	Share-based payments
									Dividend
				Annual	Non-		Subtotal:		Equivalent	Value of	Long-term	Total:
US			Base	cash	monetary	Other	UK	Retirement	Payment	Deferred	incentive	Australian
dollars			salary	award(9)	benefits	benefits	requirements(8)	benefits	value	Shares	awards	requirements(8)
Executive Directors

Charles Goodyear	2007		1,777,500	1,517,985	100,762	—	3,396,247	853,200	234,053	1,486,559	1,849,039	7,819,098
	2006		1,580,000	1,501,187	65,930	—	3,147,117	758,400	496,473	1,001,896	1,107,821	6,511,707

Marius Kloppers	2007		1,008,036	1,025,000	34,575	—	2,067,611	416,364	126,390	732,037	659,945	4,002,347
	2006	(2)	915,359	867,597	1,645	150,000	1,934,601	361,351	199,964	629,312	471,367	3,596,595

Chris Lynch	2007	(4)	1,008,036	2,000,000	—	—	3,008,036	349,789	64,720	430,172	739,182	4,591,899
	2006	(2)	870,280	814,562	—	23,582	1,708,424	301,987	192,152	566,437	468,638	3,237,638

Miklos Salamon(1)	2007	(3)	473,796	—	1,916	187,957	663,669	—	13,864	348,237	178,482	1,204,252
	2006		1,311,001	2,063,695	12,374	26,657	3,413,727	—	252,040	603,437	634,771	4,903,975

Other OCE members

John Fast	2007	(4)	812,905	1,550,000	—	—	2,362,905	291,833	73,147	346,083	570,543	3,644,511
	2006		738,079	649,283	—	—	1,387,362	264,970	157,341	503,725	369,787	2,683,185

Robert Kirkby	2007	(3)	485,293	365,000	701	1,084,468	1,935,462	177,617	26,386	567,817	419,400	3,126,682
	2006		894,021	768,734	5,042	—	1,667,797	327,212	196,340	578,754	468,298	3,238,401

Marcus Randolph	2007		864,282	875,000	44,783	—	1,784,065	293,856	77,123	563,980	439,770	3,158,794
	2006	(6)	629,048	617,122	13,834	164,556	1,424,560	213,876	95,077	382,631	191,336	2,307,480

Alex Vanselow	2007		838,730	925,000	61,759	175,000	2,000,489	318,717	87,989	518,186	504,070	3,429,451
	2006	(6)	186,846	144,749	3,216	175,000	509,811	71,001	25,234	85,855	55,200	747,101

Karen Wood	2007		658,500	730,000	—	—	1,388,500	226,524	69,443	404,881	381,210	2,470,558
	2006	(6)	348,779	267,896	1,962	—	618,637	119,980	44,258	160,313	93,767	1,036,955

J Michael Yeager	2007	(5)	964,600	1,012,000	22,260	2,000,000	3,998,860	345,327	66,674	324,551	541,550	5,276,962
	2006		151,667	175,153	2,928	3,000,000	3,329,748	54,297	19,114	7,109	45,603	3,455,871

Philip Aiken (7)	2007		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2006		1,036,996	662,976	22,290	632,169	2,354,431	374,355	193,645	554,216	472,885	3,949,532

Notes

(1)	Miklos Salamon stepped down as a Director on 26 October 2006.

(2)	For Marius Kloppers and Chris Lynch the sub-totals and totals for 2006 are for the full financial year. Their sub-total and total remuneration for the proportion of the year they served as executive Directors was US$891,478 and US$1,722,474 for Mr Kloppers, and US$873,516 and US$1,640,730 for Mr Lynch.

(3)	Base salaries for Miklos Salamon and Robert Kirkby reflect the period from 1 July 2006 to their respective retirement dates. Their other benefits include payments in respect of accrued leave.

(4)	The annual cash award for Chris Lynch and John Fast includes an amount equal to their GIS cash award in lieu of Deferred Shares in respect of FY2007.

(5)	Other benefits for J Michael Yeager include the remaining payment made to him for reimbursement for loss of options from previous employment.

(6)	For Marcus Randolph, Alex Vanselow and Karen Wood the FY2006 amounts cover the period they were KMP. Their total remuneration for FY2006 was US$2,734,752 for Mr Randolph, US$2,309,375 for Mr Vanselow and US$1,732,127 for Ms Wood.

(7)	Philip Aiken was a KMP in FY2006, but not in FY2007.

(8)	UK requirements: UK Companies Act 1985. Australian requirements: Australian Corporations Act 2001 and relevant accounting standards.

(9)	Cash awards were approved by the Remuneration Committee. They are calculated by multiplying base salary by the performance achievement for each individual as set out in the table in section 4.3. For the purpose of reporting, cash awards paid in currencies other than US dollars were converted to US dollars at the time of approval by the Committee. The amounts will be paid in local currencies.

56	BHP BILLITON ANNUAL REVIEW 2007

5.5 Remuneration for OCE members continued
Explanation of terms
Dividend Equivalent Payment value
Participants who are awarded shares under the GIS and the LTIP are entitled to a payment in lieu of dividends. The Dividend Equivalent Payment is equal to the amount that would have been earned over the holding or performance period based on the number of awards that vest, and will be made to the participant on exercise. The value is included in remuneration over the period prior to exercising of the underlying awards and is defined as a cash-settled share-based payment.
Other benefits (including non-monetary benefits)
Includes medical insurance, professional fees paid in respect of tax compliance and consulting, payout of unused leave entitlements, life assurance-related benefits, reimbursement of loss of options from previous employment, car allowance, relocation allowance and expenses where applicable.
Retirement benefits
Charles Goodyear is entitled to receive 48 per cent of his base salary in the form of retirement benefits. He has elected to defer receipt and participate in the Group’s Retirement Savings Plan.
The estimated benefit in respect of pensions includes contributions payable in respect of defined benefit and defined contribution arrangements and actual/notional contributions (for Miklos Salamon and KMP other than Directors) that would have been required to secure defined benefit promises earned in the year.
Value of Deferred Shares
The amounts shown represent the estimated fair value of Deferred Shares earned in the year. The fair value of the Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the term of the vesting period. Deferred Shares are equity-settled share-based payments. The actual Deferred Shares will be awarded to participants following the Annual General Meetings in 2007. Participants in the GIS can elect to receive Options instead of Deferred Shares or a combination of both. In December 2006, all KMP who were eligible to participate elected to receive Deferred Shares. Once awarded (subsequent to meeting KPIs and approval at the Annual General Meetings), the only vesting condition is for participants to remain in employment for two further years. Accordingly, the number of shares (if any) that will ultimately vest cannot be determined until the service period has been completed. The estimated fair value of the Deferred Shares forms part of the at risk remuneration appearing throughout this Report. The fair value of Deferred Shares is apportioned to annual remuneration based on the expected future service period, which is normally three years. The vesting of Deferred Shares may be accelerated in the event of leaving or retirement from the Group, in which case the expected future service period is amended.
Long-term incentive awards
Long-term incentive awards is defined as an equity-settled share-based payment in the form of shares. The amount in respect of long-term incentive awards represents the estimated fair value of Performance Shares granted under the LTIP. The estimated fair value has been independently determined using a Monte Carlo simulation methodology taking account of Performance Hurdles, the exercise price, the term of the award, the share price at grant date and expected price volatility of the underlying share, and the risk-free interest rate for the term of the award. Details of outstanding awards and awards vesting in the year are set out in the tables in section 5.2 of this Report. The estimated fair value of the award made in any year is allocated in equal amounts to each of the years during the vesting period. The fair value of Performance Shares is apportioned to annual remuneration based on the expected future service period, which is normally five years. Where entitlements to Performance Shares are preserved on leaving or retirement from the Group, the expected future service period is amended.
6. Non-executive Directors
The aggregate sum available to remunerate non-executive Directors is currently US$3 million. This sum was redenominated from A$3 million at the 2006 Annual General Meetings to align it with the basis on which fees are set and with the currency used for all our reporting purposes.
The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which we operate and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board.
The Board is conscious that just as it must set remuneration levels to attract and retain talented executives, so it must ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to contribute effectively to a high-performing Board. Fees for the Chairman and the non-executive Directors were reviewed in August 2007 in accordance with the policy of conducting annual reviews. The accompanying table sets out the fees before and after the 2007 review.
Non-executive Directors are not eligible to participate in any of our incentive arrangements. A standard letter of appointment has been developed for non-executive Directors and is available on our website. Each non-executive Director is appointed subject to periodic re-election by shareholders (see page 39 of this Annual Review for an explanation of the process). There are no provisions in any of the non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship. Dates of appointment of Directors appear on pages 28 to 31 of this Annual Review.
Levels of fees and travel allowances for non-executive Directors

US dollars	At 1 July 2007	At 1 July 2006

Base fee	121,000	110,000

Plus additional fees for:

Senior Independent Director of BHP Billiton Plc	25,000	25,000

Committee Chair:
Risk & Audit	45,000	45,000
Remuneration	30,000	30,000
Sustainability	30,000	30,000
Nomination	No additional fees	No additional fees

Committee membership:
Risk & Audit	25,000	25,000
Remuneration	20,000	20,000
Sustainability	20,000	17,000
Nomination	No additional fees	No additional fees

Travel allowance:
Greater than 3 but less than 12 hours	5,000	5,000
Greater than 12 hours	10,000	10,000

Chairman’s remuneration	825,000	750,000

BHP BILLITON ANNUAL REVIEW 2007	57

Remuneration Report continued
6.1 Retirement benefits
The following table sets out the accrued retirement benefits under the now-closed Retirement Plan of BHP Billiton Limited, together with any entitlements obtained by the compulsory Group contributions to the BHP Billiton Superannuation Fund. The Retirement Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.

US dollars
		Increase in lump sum
	Completed service at	entitlement during	Lump sum entitlement at
Name	30 June 2007 (years)	the year(1)	30 June 2007	30 June 2006

Don Argus	10	384,578	1,741,025	1,356,447

David Crawford	13	183,466	603,403	419,937

David Jenkins	7	33,876	257,933	224,057

John Schubert	7	47,993	231,948	183,955

Note

(1)	On closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual at the date of closure, together with the application of the earnings rate and foreign exchange rate.
6.2 Remuneration
The table that appears in this section has been prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001 and relevant accounting standards.

								Post-
								employment
		Short-term benefits						benefits
						Other
				Committee		benefits			Total:
			Committee	membership	Travel	(non-	Subtotal: UK	Retirement	Australian
US dollars		Fees	Chair fees	fees	allowances	monetary)(1)	requirements(2)	benefits(3)	Requirements(2)

Paul Anderson	2007	110,000	—	17,000	55,000	—	182,000	—	182,000

	2006	6,944	—	1,042	3,000	—	10,986	—	10,986

Don Argus	2007	750,000	—	—	30,000	—	780,000	38,651	818,651

	2006	658,333	—	—	25,500	35,545	719,378	33,299	752,677

David Brink	2007	110,000	22,500	25,000	40,000	3,184	200,684	—	200,684

	2006	97,500	25,000	20,000	24,500	7,125	174,125	—	174,125

John Buchanan	2007	135,000	30,000	—	35,000	—	200,000	—	200,000

	2006	117,500	25,000	—	18,500	9,071	170,071	—	170,071

Carlos Cordeiro	2007	110,000	—	20,000	55,000	1,830	186,830	—	186,830

	2006	97,500	—	8,997	45,500	—	151,997	—	151,997

David Crawford	2007	110,000	45,000	—	30,000	2,794	187,794	7,989	195,783

	2006	97,500	40,000	—	33,000	8,920	179,420	7,109	186,529

E. Gail de Planque	2007	110,000	—	37,000	64,500	1,830	213,330	—	213,330

	2006	70,125	—	10,042	19,500	194	99,861	—	99,861

David Jenkins	2007	110,000	—	45,000	45,000	990	200,990	—	200,990

	2006	97,506	—	35,000	35,000	13,426	180,932	—	180,932

Jacques Nasser	2007	110,000	—	25,000	50,000	—	185,000	—	185,000

	2006	6,944	—	1,389	3,000	—	11,333	—	11,333

John Schubert	2007	110,000	7,500	17,000	20,000	125	154,625	6,546	161,171

	2006	97,500	—	15,000	25,500	7,434	145,434	5,805	151,239

Former Directors (4)	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

	2006	76,282	—	6,096	22,000	11,607	115,985	1,977	117,962

Notes

(1)	Other benefits include professional fees and reimbursements of the cost of travel, accommodation and subsistence for the Director, and where applicable, their spouse.

(2)	UK requirements: UK Companies Act 1985. Australian requirements: Australian Corporations Act 2001 and relevant accounting standards.

(3)	BHP Billiton Limited makes superannuation contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.

(4)	Lord Renwick and Michael Chaney served as non-executive Directors in FY2006, but not in FY2007.

58	BHP BILLITON ANNUAL REVIEW 2007

7. Aggregate Directors’ remuneration
This table sets out the aggregate remuneration of executive and non-executive Directors in accordance with the requirements of the UK Companies Act 1985.

US dollars million	2007	2006

Emoluments	12	11

Termination payments	—	—

Awards vesting under long-term incentive schemes	19	17

Gains on exercise of Options	—	—

Pension contributions	2	1

Total	33	29

8. Group performance
The performance of the Group relative to the markets in which it operates over the past five years is illustrated by the two charts below. The first compares our TSR performance with that of the ASX 100 and the FTSE 100, both of which are broadly-based indices. The second illustrates performance against the LTIP’s peer group index (the relevant companies are listed in section 5.2 of this Report). The Committee believes that the broadly-based indices and the index of peer group companies are the most appropriate benchmarks for measuring our performance. For FY2007, the total return to BHP Billiton Limited shareholders (as measured by the change in share price plus dividends reinvested) was 23.46 per cent. Over the same period the total return to BHP Billiton Plc shareholders (measured on the same basis) was 26.48 per cent. The TSR performance for BHP Billiton Limited is inclusive of the bonus share awards relating to BHP Limited (pre-merger) and is adjusted for the demerger of OneSteel Limited, and for both BHP Billiton Limited and BHP Billiton Plc is adjusted for the demerger of BHP Steel Limited (now known as BlueScope Steel Limited).

Five-year TSR performance of BHP Billiton measured against the ASX 100 and FTSE 100 — Rebased in US$	Five-year TSR performance of BHP Billiton measured against the LTIP comparator group — Rebased in US$

9. Earnings performance
Earnings performance over the last five years is represented by profit attributable to BHP Billiton shareholders and is detailed in the table below. (1)

US dollars million	Profit attributable to shareholders(2)

FY2007	13,675

FY2006	10,154

FY2005	6,426

FY2004	3,510

FY2003	1,920

Notes

(1)	The impact on TSR and earnings of the share buy-back program was considered when assessing the relative performance of the Group.

(2)	2005 to 2007 are prepared in accordance with IFRS. 2003 and 2004 are prepared in accordance with UK GAAP. Amounts are stated before exceptional items.
10. Share prices
The share prices of BHP Billiton Limited and BHP Billiton Plc on 30 June 2007 were A$35.03 and £13.90 respectively. BHP Billiton Limited’s highest and lowest share prices in the year ended 30 June 2007 were A$35.38 (22 June 2007) and A$23.86 (8 January 2007) respectively. BHP Billiton Plc’s highest and lowest share prices in the year ended 30 June 2007 were £13.90 (21, 25 and 29 June 2007) and £8.53 (25 September 2006) respectively.
This Report was approved by the Board on 6 September 2007 and signed on its behalf by:
John Buchanan
Chairman, Remuneration Committee
6 September 2007

BHP BILLITON ANNUAL REVIEW 2007	59

Directors’ Report
The information presented by the Directors in this Directors’ Report relates to BHP Billiton Limited and BHP Billiton Plc and their subsidiaries. The Chairman’s Review on pages 6 and 7, Chief Executive Officer’s Report on pages 8 and 9, Customer Sector Group Highlights (pages 24 and 25) and Information for Shareholders (page 84) sections of this Annual Review are each incorporated by reference into, and form part of, this Directors’ Report.
1. Principal activities, state of affairs and business review
A review of the operations of the Group during FY2007, and the expected results of those operations in future financial years, is set out in the Chairman’s Review on pages 6 and 7, the Chief Executive Officer’s report on pages 8 and 9, the Customer Sector Group Highlights on pages 24 and 25 and other material in this Annual Review. Information on the development of the Group and likely developments in future years also appears in those sections of this Annual Review. The Directors believe that to include further information on those matters and on the strategies and expected results of the operations of the Group in this Annual Review would be likely to result in unreasonable prejudice to the Group.
Our principal activities during FY2007 were minerals exploration, development, production and processing (in respect of alumina, aluminium, copper, iron ore, metallurgical coal, energy coal, nickel, manganese ores and alloys, diamonds, titanium minerals and uranium), and oil and gas exploration, development and production.
Significant changes in the state of affairs of the Group that occurred during FY2007 and significant post-balance date events are set out below and in the Chief Executive Officer’s Report (pages 8 and 9) and Customer Sector Group Highlights (pages 24 and 25) section of this Annual Review.
•	There were significant changes to the composition of the Board and management during the year. The CEO, Mr Charles Goodyear, indicated his intention to resign as CEO at the end of September 2007. Former executive Director Mr Miklos Salamon retired in October 2006 and Mr Chris Lynch retired as an executive Director in June 2007. Mr Marius Kloppers has been appointed CEO with effect from 1 October 2007.

•	On 13 November 2006, BHP Billiton, with co-venturers Hess Corporation and Repsol YPF, announced the purchase of the Genghis Khan Oil and gas development in the deepwater Gulf of Mexico. Gross costs for the transaction were US$1.326 billion, with the net share to the Group of US$583 million.

•	On 23 March 2007, BHP Billiton approved capital expenditure of US$1.85 billion for the Rapid Growth Project 4 (RGP 4) to increase system capacity across its Western Australian iron ore operations to 155 million tonnes per annum. Initial production from RPG 4 is expected to commence in the first half of 2010.

•	Also on 23 March 2007, BHP Billiton Limited closed a US$2.8 billion off-market buy-back as part of the capital management program for FY2007, as detailed in section 2 of this Directors’ Report.

•	On 25 March 2007, BHP Billiton officially opened the Spence copper cathode operation in the northern region of Chile. The operation is expected to reach design capacity of 200,000 tonnes of copper cathode per year towards the end of calendar year 2007. The capital cost of the construction project for the operation was completed within the US$990 million budget, excluding foreign exchange impacts of the stronger Chilean peso. The cost including the impact of foreign exchange was US$1.1 billion.

•	In April 2007, we announced the acquisition of a 33.3 per cent interest in Global Alumina’s refinery project in Guinea, West Africa. The project comprises the design, construction and operation of a 3.2 mtpa alumina refinery, a 9.6 mtpa bauxite mine and associated infrastructure.

•	On 2 July 2007, we announced approval of the Pyrenees project located in licence block number WA-12-R in the Exmouth Sub-basin, off the northwest Australian coast. First production is expected during the first half of calendar year 2010. Project costs for the Pyrenees development are approximately US$1.7 billion, of which BHP Billiton’s share is 71.43 per cent (approximately US$1.2 billion). The Pyrenees fields of Crosby, Ravensworth and Stickle were discovered in WA-12-R in July 2003 and have estimated recoverable oil reserves in the range of 80-120 million barrels of oil. The fields are estimated to have an economic life of 25 years and BHP Billiton is the operator.
No other matter or circumstance has arisen since the end of FY2007 that has significantly affected or may significantly affect the operations, the results of operations or state of affairs of the Group in future years.
The material risks and uncertainties that could affect us are described in section 6 of the Corporate Governance Statement.
2. Share capital and buy-back programs
In February 2007, we announced a US$10 billion increase to the US$3 billion capital management program that was announced in August 2006. This amount will be returned to shareholders over the following 18 months through a series of share buy-backs.
As part of our capital management program, we completed an off-market buy-back of US$2.8 billion of BHP Billiton Limited shares during FY2007. BHP Billiton Limited repurchased 141.1 million shares, representing 2.42 per cent of the issued share capital of the Group. These shares were acquired at a price of A$24.81 per share, which represented a discount of 14 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back, 23 March 2007. The shares purchased were cancelled.
In addition, we have in place an on-market share buy-back program under which up to 349 million shares of BHP Billiton Limited can be purchased on-market and cancelled, which represents less than 10 per cent of BHP Billiton Limited’s issued share capital. We did not make any on-market share purchases during FY2007.
At the Annual General Meetings held during 2006, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 246,814,700 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. Shareholders will be asked at the 2007 Annual General Meetings to renew this authority.
During FY2007, 146.7 million ordinary shares in BHP Billiton Plc, with a nominal value of US$0.50 per share and representing 5.99 per cent of BHP Billiton Plc’s issued share capital, were purchased. These shares were bought back at an average price of 1,030.06 pence for an aggregate consideration of US$2,957 million to return value to shareholders under our capital management program. This represented a discount to the average BHP Billiton Limited share price over the buy-back period (being 7 September 2006 to 29 June 2007) of 8.0 per cent. Most of the shares purchased were cancelled.
Some of our executives are entitled to options as part of their remuneration arrangements. We can satisfy these entitlements either by the acquisition of shares on-market or by the issue of new shares.

60	BHP BILLITON ANNUAL REVIEW 2007

2. Share capital and buy-back programs continued
The shares in column ‘A’ below were purchased to satisfy awards made under the various BHP Billiton Limited and BHP Billiton Plc employee share schemes, and those shares purchased in BHP Billiton Limited and BHP Billiton Plc as part of the capital management program.

	A	B	C			D
			Total number of shares
	Total number	Average	purchased as part of	Maximum number of shares that
	of shares	price paid	publicly announced	may yet be purchased under
Period	purchased	per share(a)	plans or programs	the plans or programs
				BHP Billiton Limited		BHP Billiton Plc

1 July 2006 to 31 July 2006	37,823	21.41	—	358,000,000	(b)	246,814,700	(c)
1 Aug 2006 to 31 Aug 2006	3,384,374	20.71	—	358,000,000	(b)	246,814,700	(c)
1 Sep 2006 to 30 Sep 2006	17,384,605	17.66	15,390,000	349,000,000	(b)	231,424,700	(c)
1 Oct 2006 to 31 Oct 2006	17,696,714	18.19	17,235,000	349,000,000	(b)	214,189,700	(c)
1 Nov 2006 to 30 Nov 2006	23,214,031	18.84	22,835,000	349,000,000	(b)	191,354,700	(c)
1 Dec 2006 to 31 Dec 2006	18,600,716	18.75	18,425,000	349,000,000	(b)	172,929,700	(c)
1 Jan 2007 to 31 Jan 2007	17,367,857	18.07	17,150,000	349,000,000	(b)	155,779,700	(c)
1 Feb 2007 to 28 Feb 2007	11,718,722	20.74	11,350,000	349,000,000	(b)	144,429,700	(c)
1 Mar 2007 to 31 Mar 2007	6,167,819	21.22	5,900,000	349,000,000	(b)	138,529,700	(c)
1 Apr 2007 to 30 Apr 2007	154,398,930	20.42	154,098,555	207,951,445	(b)	125,529,700	(c)
1 May 2007 to 31 May 2007	15,456,020	23.76	15,111,714	207,951,445	(b)	110,417,986	(c)
1 Jun 2007 to 30 Jun 2007	10,366,392	26.57	10,325,000	207,951,445	(b)	100,092,986	(c)

Total	295,794,003	20.28	287,820,269

(a)	The shares were purchased in the currency of the stock exchange on which the purchase took place, and the sale price has been converted into US dollars at the exchange rate of the day of the purchase.

(b)	These shares in BHP Billiton Limited may be repurchased pursuant to the on-market share buy-back program, which has been extended by 12 months to 30 September 2008. On 15 September 2006, BHP Billiton Limited announced the reduction in the maximum number of shares that may be bought back from 358,000,000 to 349,000,000 following the cancellation of 95,950,979 BHP Billiton Limited shares on 3 April 2006.

(c)	As at 30 June 2007, 146,721,714 BHP Billiton Plc shares had been bought back (6,600,000 by BHP Billiton Plc and 140,121,714 by BHP Billiton Limited). Of the BHP Billiton Plc shares purchased by BHP Billiton Limited, 101,685,000 have been cancelled. As at 30 June 2007, BHP Billiton Limited held 38,436,714 shares in BHP Billiton Plc.
3. Results, financial instruments and going concern
Information about our financial position is included in the summary financial report in this Annual Review. The income statement set out in this Annual Review shows profit attributable to BHP Billiton members of US$13,416 million compared to US$10,450 million in 2006.
Details of our financial risk management objectives and policies are set out in section 6 of the Corporate Governance Statement, which is incorporated into, and forms part of, this Directors’ Report.
The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in the operational business for the foreseeable future and have therefore continued to adopt the going-concern basis in preparing the summary financial report.
4. Directors
The Directors who served during FY2007 were Mr Don Argus, Mr Charles Goodyear, Mr Paul Anderson, Dr David Brink, Dr John Buchanan, Mr Carlos Cordeiro, Mr David Crawford, Dr Gail de Planque, Dr David Jenkins, Mr Marius Kloppers, Mr Chris Lynch, Mr Jacques Nasser, Mr Miklos Salamon and Dr John Schubert. Further details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out on pages 28 to 31 of this Annual Review. These details include the period for which each Director held office up to the date of this Annual Review, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2004, and the period for which each directorship has been held.
Mr Miklos Salamon retired as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 26 October 2006, having been a Director since February 2003.
Mr Chris Lynch retired as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 30 June 2007, having been a Director since January 2006.
No new Directors were appointed during FY2007.
The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in sections 3.12 and 4.1 of the Corporate Governance Statement.
5. Remuneration and share interests
5.1 Remuneration
The policy for determining the nature and amount of emoluments of members of the OCE (including the executive Directors) and the non-executive Directors and information about the relationship between that policy and our performance are set out in sections 3 and 5 of the Remuneration Report.
The remuneration tables contained in sections 5.5 and 6.2 of the Remuneration Report set out the remuneration of members of the OCE (including the executive Directors) and the non-executive Directors.
5.2 Directors
The tables contained in section 19 of this Directors’ Report set out the relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc of the Directors who held office at 30 June 2007, at the beginning and end of FY2007, and at the date of this Directors’ Report. No rights or options over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the non-executive Directors. The rights or options held by executive Directors over shares in BHP Billiton Limited and BHP Billiton Plc are set out in the tables showing interests in incentive plans contained in section 5.2 of the Remuneration Report and the table contained in section 21 of this Directors’ Report. Except as disclosed in these tables, there have been no other changes in the Directors’ interests over shares or options in BHP Billiton Limited and BHP Billiton Plc between 30 June 2007 and the date of this Directors’ Report. The Directors did not participate in the off-market buy-back described in section 2 of this Directors’ Report.
We have not made available to any Director any interest in a registered scheme.

BHP BILLITON ANNUAL REVIEW 2007	61

Directors’ Report continued
5.2 Directors continued
The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003, and benefits accrued to that date are held by BHP Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out in section 6.1 of the Remuneration Report.
5.3 OCE members
The table contained in section 20 of this Directors’ Report sets out the relevant interests held by members of the OCE (other than Directors) in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of FY2007, and at the date of this Directors’ Report. Interests held by members of the OCE under share and option plans are set out in the tables showing interests in incentive plans contained in section 5.2 of this Annual Review. Further details of all options and rights held as at the date of this Directors’ Report (including those issued during or since the end of FY2007), and of shares issued during or since the end of FY2007 upon exercise of options and rights, are set out in note 31 ‘Key management personnel’ in the financial statements in the BHP Billiton Annual Report. Members of the OCE did not participate in the off-market buy-back described in section 2 of this Directors’ Report.
6. Secretaries
Up to 11 July 2007, Ms Karen Wood was the Chief Governance Officer and Group Company Secretary. From 11 July 2007, Ms Jane McAloon was appointed as Group Company Secretary. Details of the qualifications and experience of Ms Wood and Ms McAloon are set out on page 31 of this Annual Review. The following people also act as the Company Secretaries of either BHP Billiton Limited or BHP Billiton Plc, and report to Ms Jane McAloon: Mr Robert Franklin, MA, ACIS, Company Secretary of BHP Billiton Plc, Ms Elizabeth Hobley, BA (Hons) ACIS, Deputy Company Secretary BHP Billiton Plc, Mrs Ines Watson, ACIS, Senior Assistant Company Secretary BHP Billiton Plc, Mr Ross Mallett, JD BBus FCIS FCPA and Ms Fiona Smith, BSc LLB ACIS, Joint Deputy Company Secretaries BHP Billiton Limited. Each such individual has experience in a company secretariat role arising from time spent in such roles within BHP Billiton or other large listed companies.
7. Indemnities and insurance
Rule 146 of the BHP Billiton Limited Constitution and Article 146 of the BHP Billiton Plc Articles of Association require each Company to indemnify to the extent permitted by law, each Director, Secretary or executive officer of BHP Billiton Limited and BHP Billiton Plc respectively against liability incurred in, or arising out of, the conduct of the business of the Company or the discharge of the duties of the Director, Secretary or executive officer. The Directors named on pages 28 to 31 of this Annual Review, the executive officers and the Company Secretaries of BHP Billiton Limited and BHP Billiton Plc have the benefit of this requirement, as do individuals who formerly held one of those positions.
In accordance with this requirement, BHP Billiton Limited and BHP Billiton Plc have entered into Deeds of Indemnity, Access and Insurance (Deeds of Indemnity) with each of their respective Directors. The Deeds of Indemnity are qualifying third party indemnity provisions for the purposes of the Companies Act 1985 (UK).
We have a policy that we will, as a general rule, support and hold harmless an employee who, while acting in good faith, incurs personal liability to others as a result of working for us. In addition, where a person chairs a Customer Sector Group Risk and Audit Committee, and that person is not already indemnified as an officer or a Director, a policy is in place to indemnify that chairperson in the same manner as our officers are indemnified. This policy has been approved by the Board.
From time to time, we engage our External Auditor, KPMG, to conduct non-statutory audit work and provide other services in accordance with our policy on the provision of other services by the External Auditor. The terms of engagement include an indemnity in favour of KPMG:
•	against all losses, claims, costs, expenses, actions, demands, damages, liabilities or any proceedings (liabilities) incurred by KPMG in respect of third party claims arising from a breach by the Group under the engagement terms; and

•	for all liabilities KPMG has to the Group or any third party as a result of reliance on information provided by the Group that is false, misleading or incomplete.
We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees pursuant to Rule 146 of the Constitution of BHP Billiton Limited and Article 146 of the Articles of Association of BHP Billiton Plc or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees against certain liabilities (including legal costs) they may incur in carrying out their duties for us.
We have paid premiums for this ‘Directors and Officers’ insurance of US$2,882,500 net during FY2007. Some Directors, Secretaries and employees contribute to the premium for this insurance.
8. Employee policies and involvement
We are committed to open, honest and productive relationships with our employees based on the values of our Charter and aligning the interests of employees with those of our shareholders.
Our approach is to encourage and maintain effective communication and consultation between employees and management through a range of approaches and tools as appropriate to the local environment. To facilitate global communications, we have a dedicated communications support team, which manages the release of information to employees across the world. In addition to the regular production and communication of operational and global newsletters, bulletins and staff news releases, employees are also provided with regular briefings by senior management on important issues such as our strategy, performance and health, safety and environmental matters.
We also provide information about issues of relevance to employees through our intranet and email facilities and other media, including newsletters suitable to the local environment. These are all important tools for gaining employee feedback and increasing awareness of corporate and safety performance and other critical industry and operational issues. Other consultative methods are in place to address issues impacting employees, and in addition, grievance or dispute resolution procedures apply in all businesses.
All our employees can access our Annual Reports and other key publications via the intranet or hard copy.
All employees are invited to participate in the Shareplus all-employee share purchase plan or, where local regulations limit its operation, cash equivalent schemes. Employee share schemes are described in sections 3.4, 5.2 and 5.4 of the Remuneration Report.
Incentive and bonus schemes also operate across the Group, which include targets relating to our overall financial and other performance.
The means by which we communicate with shareholders is described in section 2 of the Corporate Governance Statement.
We have published our commitment to equality in employment in the Equality in Employment Policy and the Guide to Business Conduct and the Human Resources Management Standards. We give full and fair consideration to applications for employment made by all people. Decisions are based on aptitudes and abilities, and not on attributes unrelated to job performance (including disability). Should employees become disabled during employment, they will be considered for available work within their capabilities, and, where necessary, retraining. For the purpose of training, career development and promotion, disabled employees are treated in the same way as other employees, although reasonable modifications will be made to the physical work environment and other arrangements made as appropriate to meet particular needs arising from a disability.

62	BHP BILLITON ANNUAL REVIEW 2007

9. Environmental performance
Particulars in relation to environmental performance are referred to in section 22 of this Directors’ Report and in the Sustainability Report, available at www.bhpbilliton.com.
10. Dividends
A final dividend of 27 US cents per share will be paid on 28 September 2007. Details of the dividends paid and the dividend policy are set out on pages 2, 6 and 84 of this Annual Review.
11. Auditors
A resolution to reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc will be proposed at the 2007 Annual General Meetings in accordance with section 385 of the United Kingdom Companies Act 1985.
A copy of the declaration given by our External Auditors to the Directors in relation to the auditors’ compliance with the independence requirements of the Australian Corporations Act 2001 and the professional code of conduct for External Auditors is set out on page 80 of this Annual Review.
No person who was an officer of BHP Billiton during FY2007 was a director or partner of the Group’s External Auditors at a time when the Group’s External Auditors conducted an audit of the Group.
Each person who held the office of Director at the date the Board resolved to approve this Directors’ Report makes the following statements:
• so far as the Director is aware, there is no relevant audit information of which the Group’s External Auditors are unaware; and
• the Director has taken all steps that he or she ought to have taken as a Director to make him or herself aware of any relevant audit information and to establish that the Group’s External Auditors are aware of that information.
12. Non-audit services
Details of the non-audit services undertaken by our External Auditors, including the amounts paid for non-audit services, are set out in the table below. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. Further information about our policy in relation to the provision of non-audit services by the auditor is set out in section 5.1 of the Corporate Governance Statement.

Fees payable by the BHP Billiton Group to the Group’s
auditor during FY2007 for non-audit services (US$M)

Other services pursuant to legislation (a)	6.542

Other services relating to taxation (b)	0.198

Other services relating to corporate finance (c)	0.212

All other services (d)	0.374

Total non-audit services	7.326

(a)	Mainly includes review of half year reports and audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act.

(b)	Mainly includes tax compliance services.

(c)	Mainly includes services in connection with acquisitions, divestments and debt raising transactions.

(d)	Mainly includes advice on accounting matters, health and safety audits, payroll advice and preparatory work in connection with section 404 of the US Sarbanes-Oxley Act.
13. Value of land
Much of our interest in land consists of leases and other rights that permit the working of such land and the erection of buildings and equipment thereon for the purpose of extracting and treating minerals. Such land is mainly carried in the accounts at cost and it is not possible to estimate the market value, as this depends on product prices over the long term, which will vary with market conditions.
14. Political and charitable donations
No political contributions or donations for political purposes were made during FY2007. We made charitable donations in the United Kingdom of US$734,578 (cash) (2006: US$1,137,333) and worldwide, including in-kind support and administrative cost totalling US$103,362,481 (2006: US$81,286,299).
15. Exploration, research and development
Companies within the Group carry out exploration and research and development necessary to support their activities.
16. Creditor payment policy
When we enter into a contract with a supplier, payment terms will be agreed when the contract begins and the supplier will be made aware of these terms. We do not have a specific policy towards our suppliers and do not follow any code or standard practice. However, we settle terms of payment with suppliers when agreeing overall terms of business, and seek to abide by the terms of the contracts to which we are bound. As at 30 June 2007, BHP Billiton Plc (the unconsolidated parent entity) had no trade creditors outstanding and therefore had nil days purchases outstanding in respect of costs, based on the total invoiced by suppliers during FY2007.
17. Class order
BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No. 98/100, dated 10 July 1998. Amounts in this Directors’ Report and the summary financial report, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with that Class Order.
18. Proceedings on behalf of BHP Billiton Limited
No proceedings have been brought on behalf of BHP Billiton Limited, nor any application made under section 237 of the Australian Corporations Act 2001.

BHP BILLITON ANNUAL REVIEW 2007	63

Directors’ Report continued
19. Directors’ shareholdings
The tables below set out information pertaining to the shares held by Directors in BHP Billiton Limited and BHP Billiton Plc.

	As at date
BHP Billiton	of Directors’	As at	As at
Limited shares	Report	30 June 2007	30 June 2006

Paul Anderson (1)	106,000	106,000	60,000

Don Argus (2)	321,890	321,890	278,195

David Brink	—	—	—

John Buchanan	—	—	—

Carlos Cordeiro (3)	6,550	6,550	6,550

David Crawford (2)	33,127	33,127	29,127

Gail de Planque (3)	3,580	3,580	1,800

Charles Goodyear (2)(4)	998,755	998,755	954,254

David Jenkins	2,066	2,066	2,066

Marius Kloppers	—	—	—

Chris Lynch (2)(5)	293,198	293,198	80,679

Jacques Nasser (3)	5,600	5,600	5,600

Miklos Salamon (6)	N/A	—	—

John Schubert	23,675	23,675	23,675

	As at date
BHP Billiton	of Directors’	As at	As at
Plc shares	Report	30 June 2007	30 June 2006

Paul Anderson (1)	4,000	4,000	—

Don Argus	—	—	—

David Brink (2)	70,000	70,000	50,000

John Buchanan	20,000	20,000	20,000

Carlos Cordeiro	—	—	—

David Crawford	—	—	—

Gail de Planque	—	—	—

Charles Goodyear (2)(4)	2,000	2,000	2,000

David Jenkins	10,000	10,000	10,000

Marius Kloppers (2)	396,683	396,683	335,333

Chris Lynch (5)	—	—	—

Jacques Nasser	—	—	—

Miklos Salamon (2)(6)	N/A	1,434,686	1,302,085

John Schubert	—	—	—

(1)	66,000 BHP Billiton Limited shares are held in the form of 33,000 American Depositary Shares. 4,000 BHP Billiton Plc shares are held in the form of 2,000 American Depositary Shares.

(2)	Includes shares held in the name of spouse, superannuation fund and/or nominee.

(3)	All BHP Billiton Limited shares are held in the form of American Depositary Shares: C Cordeiro (3,275), G de Planque (1,790) and J Nasser (2,800).

(4)	82,604 BHP Billiton Limited shares are held in the form of 41,302 American Depositary Shares and 2,000 BHP Billiton Plc shares are held in the form of 1,000 American Depositary Shares.

(5)	C Lynch retired as a Director with effect from 30 June 2007 and left the Group on 31 August 2007. His disclosed holdings as at the date of this Directors’ Report reflect his holdings as at 31 August 2007.

(6)	M Salamon left the Group prior to 30 June 2007. His disclosed holdings as at 30 June 2007 reflect his holdings as at the date he retired as a Director (26 October 2006).
20. OCE members’ shareholdings (other than Directors)
The table below sets out information pertaining to the shares in BHP Billiton Limited held by those senior executives who were members of the OCE during FY2007 (other than the executive Directors).

	As at date
BHP Billiton	of Directors’	As at	As at
Limited shares	Report	30 June 2007	30 June 2006

John Fast (1)(2)	389,991	3,595	3,595

Robert Kirkby (3)	N/A	770,102	666,227

Marcus Randolph	175,437	175,437	153,794

Alex Vanselow	52,900	52,900	11,466

Karen Wood (1)	45,656	45,656	11,753

J. Michael Yeager	—	—	—

(1)	Includes shares held in the name of spouse, superannuation fund and/or nominee.

(2)	Includes 2,945 shares held by nominees, including 929 in the form of endowment warrants.

(3)	R Kirkby left the Group prior to 30 June 2007. His disclosed holdings as at 30 June 2007 reflect his holdings as at his departure date (31 December 2006).
21. OCE members — vested Performance and Deferred Shares and Options
The table below shows GIS Performance Shares, Deferred Shares and Options held by those senior executives who were members of the OCE during FY2007 (including the executive Directors) that have vested since the end of FY2007, but have not been exercised.

	Performance	Deferred
	Shares	Shares	Options

Charles Goodyear	—	76,569	—

John Fast	—	39,575	—

Robert Kirkby	—	—	—

Marius Kloppers	—	52,771	—

Chris Lynch	—	76,069	—

Marcus Randolph	—	32,199	—

Miklos Salamon	—	—	—

Alex Vanselow	—	25,633	—

Karen Wood	—	20,462	—

J. Michael Yeager	—	—	—

64	BHP BILLITON ANNUAL REVIEW 2007

22. Performance in relation to environmental regulation
An environmentally significant incident is one with a severity rating of 3 or above based on our internal severity rating scale (tiered from 1 to 5 by increasing severity). There have been no significant incidents during FY2007.
Fines and prosecutions
The following fines were imposed during FY2007:

BHP Billiton business	Description of fine or prosecution

Base Metals —	In November 2006, an infringement notice and citations were received for breach of DS148/04 (handling
Cerro Colorado	of hazardous waste) regarding incorrect container labelling.

Additionally, in April 2007, a fine was received regarding the condition of the hazardous waste warehouse roof and lack of information in the Hazardous Waste Container Register. The fine for both the November 2006 and April 2007 infringements was US$30,253.

Energy Coal — Western Arctic Coal	In May 2007, a notice and fines were received for six violations (totalling US$6000) of the Borough Regulations and BHP Billiton Permits. The six violations were:
1. Unreported 20—30 gallon spill on Omalik ice strip;
2. Pink dye not being used in fuel;
3. Open burning refuse without open burn permit;
4. Drip pans not being properly used beneath a generator;
5. Unreported tundra damage by dozer at south end of ice airstrip; and
6. Unapproved helicopter landings — outside Point Lay airport apron.

Metallurgical Coal — Dendrobium Colliery	In December 2006, a penalty notice was received from the Department of Environment and Conservation for non-compliance with licence condition 02 (Maintenance of plant and equipment at the ventilation shafts 2 and 3 construction site). A fine of US$1,134 was imposed.
Further information about our performance in relation to environmental regulation can be found in the Sustainability Report, available at www.bhpbilliton.com.
23. Share capital, restrictions on transfer of shares and other additional information
Information relating to BHP Billiton Plc’s share capital structure, restrictions on the holding or transfer of its securities or on the exercise of voting rights attaching to such securities and certain agreements triggered on a change of control are set out in this section 23 of the Directors’ Report.
23.1 Organisational and share capital structure
DLC structure
The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise. On 29 June 2001, BHP Billiton Limited (then known as BHP Limited) and BHP Billiton Plc (then known as Billiton Plc) merged by way of DLC structure. To effect the DLC, BHP Limited and Billiton Plc entered into certain contractual arrangements that are designed to place the shareholders of both Companies in a position where they effectively have an interest in a single Group that combines the assets, and is subject to all the liabilities, of both Companies. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained their separate stock exchange listings, but they are operated and managed as if they are a single unified entity, with their Boards and senior executive management comprising the same people.
BHP Billiton Limited and BHP Billiton Plc entered into various agreements to effect the DLC, including the:
•	Sharing Agreement

•	Special Voting Shares Deed

•	BHP Deed Poll Guarantee

•	Billiton Deed Poll Guarantee.
In addition, BHP Billiton Limited adopted a new corporate Constitution and BHP Billiton Plc adopted a new Memorandum and Articles of Association.
The principles embodied in the Sharing Agreement are that:
•	the two companies are to operate as if they were a single unified economic entity, through Boards of Directors that comprise the same individuals and a unified senior executive management; and

•	the Directors of the two companies will, in addition to their duties to the Company concerned, have regard to the interests of holders of shares in BHP Billiton Limited and holders of shares in BHP Billiton Plc as if the two companies were a single unified economic entity and, for that purpose, the Directors of each Company shall take into account in the exercise of their powers the interests of the shareholders of the other; and

•	the DLC equalisation principles must be observed.
Pursuant to the BHP Deed Poll Guarantee and the Billiton Deed Poll Guarantee, those creditors entitled to the benefit of the Deed Poll Guarantees will, to the extent possible, be placed in the same position as if the relevant debts were owed by both BHP Billiton Limited and BHP Billiton Plc combined.
It is expected that the Sharing Agreement, the Special Voting Shares Deed, the BHP Deed Poll Guarantee and the Billiton Deed Poll Guarantee will remain in effect until such time as a change in control of the Group may occur.
Australian Foreign Investment Review Board (FIRB) conditions
The Treasurer of Australia approved the DLC merger subject to certain conditions, the effect of which was to require that BHP Billiton Limited continues to:
•	be an Australian company, which is managed from Australia; and

•	ultimately manage and control the companies conducting the business that was conducted by it at the time of the merger, for as long as those businesses form part of the BHP Billiton Group.
The conditions have effect indefinitely, subject to amendment of the Foreign Acquisitions and Takeovers Act 1975 (Cth) (Takeovers Act) or any revocation or amendment by the Treasurer.

BHP BILLITON ANNUAL REVIEW 2007	65

Directors’ Report continued
23.1 Organisational and share capital structure continued
Equalisation of economic and voting rights
BHP Billiton Limited shareholders and BHP Billiton Plc shareholders have economic and voting interests in the combined BHP Billiton Group. The economic and voting interests represented by a share in one Company relative to the economic and voting interests of a share in the other Company is determined by reference to a ratio known as the ‘Equalisation Ratio’. Presently, the economic and voting interests attached to each BHP Billiton Limited share and each BHP Billiton Plc share are the same, since the Equalisation Ratio is 1:1. The Equalisation Ratio would change if either BHP Billiton Limited or BHP Billiton Plc returned value to only its shareholders and no matching action was taken.
Under the terms of the DLC agreements, the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association special voting arrangements have been implemented so that the shareholders of both Companies vote together as a single decision-making body on matters affecting the shareholders of each Company in similar ways (such matters are referred to as Joint Electorate Actions). For so long as the Equalisation Ratio remains 1:1, each BHP Billiton Limited share will effectively have the same voting rights as each BHP Billiton Plc share on Joint Electorate Actions.
In the case of certain actions in relation to which the two bodies of shareholders may have divergent interests (referred to as Class Rights Actions), the Company wishing to carry out the Class Rights Action requires the prior approval of the shareholders in the other Company voting separately and, where appropriate, the approval of its own shareholders voting separately.
These voting arrangements are secured through the constitutional documents of the two Companies, the Sharing Agreement, the Special Voting Shares Deed and rights attaching to a specially created Special Voting Share issued by each Company and held in each case by a Special Voting Company. The shares in the Special Voting Companies are held legally and beneficially by Law Debenture Trust Corporation Plc.
Restrictions on takeovers of one Company only
The BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association have been drafted to ensure that a person cannot gain control of one Company without having made an equivalent offer to the shareholders of both Companies on equivalent terms. Sanctions for breach of these provisions would include withholding of dividends, voting restrictions and the compulsory divestment of shares to the extent a shareholder and its associates exceed the relevant threshold.
23.2 Constitution
The Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc are, so far as possible, identical for ease of administration, and can only be amended where such amendment is approved as a Class Right Action. A resolution in respect of a Class Right Action is voted on separately by the shareholders of BHP Billiton Limited and BHP Billiton Plc and is only passed if 75 per cent of the votes cast at the general meetings of Billiton Limited and BHP Billiton Plc respectively are in favour of the resolution.
23.3 Directors
The management and control of the business and affairs of BHP Billiton are vested in the Board of Directors, which, in addition to the powers and authorities conferred on it by the Constitution and Articles of Association, may exercise all powers and do everything that is within the power of BHP Billiton, other than what is required to be exercised or done by BHP Billiton in a general meeting.
Information regarding the review of the Directors and their re-election and renewal is set out in section 4 of the Corporate Governance Statement, which is incorporated into, and forms part of, this Directors’ Report.
Retirement of Directors
Currently, a person who has attained the age of 70 may by special resolution be appointed or reappointed as a Director of BHP Billiton to hold office until the conclusion of BHP Billiton’s next Annual General Meeting. A person who has attained the age of 70 during that person’s tenure as a Director may continue to act as a Director during the period that starts on the day on which they turn 70 and ends at the conclusion of the first Annual General Meeting of BHP Billiton after that day. We are, however, seeking shareholder approval at our 2007 Annual General Meetings to amend the Constitution of BHP Billiton Limited and Articles of Association of BHP Billiton Plc to remove the requirement that Directors cannot be appointed beyond the age of 70 unless the appointment is approved by a special resolution of shareholders. The Board will continue to have a policy that requires a non-executive Director who has served on the Board for nine years from the date of their first election to stand for annual re-election from the first Annual General Meeting after the expiration of their current term.
In relation to retirement generally, at every general meeting one third of the Directors or, if their number is not a multiple of three, then the number nearest to but not less than one-third, must retire from office. Further, a Director must retire from office at the conclusion of the third Annual General Meeting after which the Director was elected or re-elected.
Power to issue securities
BHP Billiton may, pursuant to the Constitution and Articles of Association, issue any shares or other securities with preferred, deferred or other special rights, obligations or restrictions as and when the Directors may determine and on any other terms the Directors consider appropriate, provided that any such issue:
•	does not affect any special rights conferred on the holders of any shares; and

•	is subject to the provisions regarding shareholder approval in the Constitution and Articles of Association;

and the rights attaching to a class other than ordinary shares are expressed at the date of issue.
23.4 Share ownership
Neither the Constitution nor the Articles of Association impose any limitations on the rights to own securities other than restrictions that reflect the takeovers codes under relevant Australian and UK law. The Australian Foreign Acquisition and Takeovers Act (1975) imposes a number of conditions, which restrict foreign ownership of Australian-based companies.
Neither BHP Billiton Limited nor BHP Billiton Plc is directly or indirectly controlled by another corporation or by any government.
23.5 Share capital
The total number of BHP Billiton Limited shares of all classes is 3,357,698,574, of which 99.99 per cent are ordinary shares fully paid. The total number of BHP Billiton Plc shares of all classes is 2,898,365,002, of which 99.99 per cent are authorised ordinary shares of US$0.50 par value. The remaining 0.002 per cent comprises the 50,000 5.5 per cent Preference shares of £1 each, the Special Voting Share and the Equalisation Share.
Further information regarding BHP Billiton’s share capital and its buy-back programs is set out in section 2 of this Directors’ Report.
23.6 Rights attaching to shares
Dividend rights
Under law, dividends on shares may only be paid out of profits available for distribution. The Constitution and Articles of Association provide that payment of any dividend may be made in any manner, by any means and in any currency determined by the Board.
All unclaimed dividends may be invested or otherwise used by the Board for the benefit of BHP Billiton until claimed or otherwise disposed of according to law.

66	BHP BILLITON ANNUAL REVIEW 2007

Voting rights
Voting at any general meeting of BHP Billiton Plc is in the first instance to be conducted by a show of hands unless a poll is demanded by any of the following:
•	the Chairman;

•	not less than five members present in person or by proxy and entitled to vote;

•	a member or members present in person or by proxy and representing not less than 5 per cent of the total voting rights of all the members having the right to vote at the meeting; or

•	the holder of the Billiton Special Voting Share.
In addition, at any general meeting a resolution, other than a procedural resolution, put to the vote of the meeting on which the holder of the Billiton Special Voting Share is entitled to vote shall be decided on a poll.
On a show of hands, every shareholder present, except the holder of the Billiton Special Voting Share, has one vote. Where a shareholder has appointed more than one person as representative, proxy or attorney for that shareholder, none of the representatives, proxies or attorneys are entitled to vote on a show of hands. On a poll, however, votes may be given either personally or by proxy.
Rights to share in BHP Billiton Plc’s profits
The holders of the cumulative preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to be paid a fixed cumulative preferential dividend (Preferential Dividend) at a rate of 5.5 per cent per annum, to be paid annually in arrears on 31 July in each year or, if any such date shall be a Saturday, Sunday or public holiday in England, on the first business day following such date in each year. Payments of Preferential Dividends shall be made to holders on the register at any date selected by the Directors up to 42 days prior to the relevant fixed dividend date.
Subject to the rights attaching to the cumulative preference shares, but in priority to any payment of dividends on all other classes of shares, the holder of the Billiton Special Voting Share shall be entitled to be paid a fixed dividend of US$0.01 per annum, payable annually in arrears on 31 July.
Subject to the rights attaching to the cumulative preference shares and the Billiton Special Voting Share, but in priority to any payment of dividends on all other classes of Shares, the holder of the Equalisation Share shall be entitled to be paid such dividends as the Board may decide to pay thereupon.
Any surplus remaining after payment of the distributions under the above distributions shall be payable to the holders of the BHP Billiton Plc ordinary shares in equal amounts per BHP Billiton Plc ordinary share.
23.7 Changes to rights of shareholders
Rights attached to any class of shares issued by either BHP Billiton Limited or BHP Billiton Plc can only be varied where such variation is approved both:
•	by the Company that issued the relevant shares, as a special resolution; and

•	by the holders of the issued shares of the affected class, either at a special meeting by resolution passed by not less than three-quarters of the holders present at the meeting and by voting, or in writing signed by the holders of at least three-quarters of the issued shares of that class.
The Board may determine that the resolution to be passed by the relevant Company is either a Class Rights Action or a Joint Electorate Action, and accordingly the resolution may need to be passed by the shareholders of both BHP Billiton Limited and BHP Billiton Plc.
Various rights attaching to all shares issued by either BHP Billiton Limited or BHP Billiton Plc can only be varied where such variation is approved as either a Class Rights Action or a Joint Electorate Action, depending on the type of right to be varied. The Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc set out those rights that may only be varied as a Class Rights Action, and those rights that may only be varied as a Joint Electorate Action.
23.8 Employee share ownership plans
In respect of employee share awards, the BHP Billiton Group utilises the following trusts:
(a)	The Billiton Employee Share Ownership Plan Trust (Trust) is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the Long Term Incentive Plan, Group Incentive Scheme, Restricted Share Scheme, Co-Investment Plan and other employee share schemes operated by BHP Billiton Plc from time to time. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

(b)	The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on market to satisfy exercises made under the Long Term Incentive Plan, Group Incentive Scheme, and Performance Share Plan.

(c)	The BHP Bonus Equity Plan Trust (BEP Trust) is a discretionary trust established for the purpose of holding shares in BHP Billiton Limited to satisfy exercises made under the BHP Billiton Limited Bonus Equity Share Plan. The trustee is BHP Billiton Employee Plan Pty Ltd.

(d)	The BHP Billiton Limited Executive Incentive Schemes Trust (BEIS Trust) is a discretionary trust established for the purposes of holding shares in BHP Billiton Limited to satisfy exercises made under the BHP Billiton Limited Group Incentive Scheme, BHP Billiton Limited Long Term Incentive Plan and other employee share schemes operated by BHP Billiton Limited from time to time.
23.9 Other information
In addition to other sections expressly specified in this Directors’ Report, the following sections of this Annual Review are each incorporated by reference into, and form part of, this Directors’ Report:
•	Our people (page 14)

•	Our licence to operate (page 15)

•	Our world-class assets (page 17)

•	Our BHP Billiton way (pages 18)

•	Our financial strength and discipline (page 19)

•	Our project pipeline (page 22)

•	Our growth options (page 23)
The Directors’ Report is made in accordance with a resolution of the Board.

D R Argus	C W Goodyear
Chairman	Chief Executive Officer
Dated: 6 September 2007

BHP BILLITON ANNUAL REVIEW 2007	67

Summary Financial Report
Summary Financial Report at a Glance
The financial statements and specific disclosures included in the summary financial report are extracts of, and have been derived from, the full financial report of the BHP Billiton Group for the year ended 30 June 2007, which has been reported on by the auditors, and which will be filed with the UK Registrar of Companies and the Australian Securities and Investments Commission. The auditors’ report on the full financial report is unqualified and does not contain a statement under either S235(3), S237(2) or S237(3) of the UK Companies Act 1985.
The summary financial report does not and cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the BHP Billiton Group as is provided in the full financial report contained in the BHP Billiton Annual Report 2007. A copy of the BHP Billiton Annual Report 2007, including the independent auditors’ reports, is available to all shareholders and will be sent to shareholders without charge upon request. The BHP Billiton Annual Report 2007 can be requested by telephoning 1300 656 780 (within Australia) or (+61 3) 9649 5020 (from elsewhere).
This summary financial report represents a concise financial report for the purposes of the requirements of the Australian Corporations Act 2001 and, together with the relevant information in the Remuneration Report on pages 46 to 59, represents the summary financial statement for the purposes of the UK Companies Act 1985.

BHP BILLITON ANNUAL REVIEW 2007

Consolidated Income Statement for the year ended 30 June 2007

		2007	2006	2005
	Notes	US$M	US$M	US$M

Revenue together with share of jointly controlled entities’ revenue
Group production		41,271	34,139	24,759
Third party products		6,202	4,960	6,391

		47,473	39,099	31,150
Less: Share of jointly controlled entities’ external revenue included above		(7,975)	(6,946)	(4,428)

Revenue		39,498	32,153	26,722
Other income		588	1,227	757
Expenses excluding net finance costs		(26,352)	(22,403)	(19,995)
Share of profits from jointly controlled entities		4,667	3,694	1,787

Profit from operations		18,401	14,671	9,271

Comprising:
Group production		18,327	14,560	9,157
Third party products		74	111	114

		18,401	14,671	9,271

Financial income		260	226	216
Financial expenses		(650)	(731)	(547)

Net finance costs		(390)	(505)	(331)

Profit before taxation		18,011	14,166	8,940

Income tax expense		(4,174)	(3,207)	(1,876)
Royalty related taxation (net of income tax benefit)		(341)	(425)	(436)

Total taxation expense		(4,515)	(3,632)	(2,312)

Profit after taxation		13,496	10,534	6,628

Profit attributable to minority interests		80	84	232
Profit attributable to members of BHP Billiton Group		13,416	10,450	6,396

Earnings per ordinary share (basic) (US cents)		229.5	173.2	104.4
Earnings per ordinary share (diluted) (US cents)		229.0	172.4	104.0

Dividends per ordinary share — paid during the period (US cents)	4	38.5	32.0	23.0
Dividends per ordinary share — declared in respect of the period (US cents)	4	47.0	36.0	28.0

The accompanying notes form part of these financial statements.

BHP BILLITON ANNUAL REVIEW 2007

Consolidated Statement of Recognised Income and Expense for the year ended 30 June 2007

	2007	2006	2005
	US$M	US$M	US$M

Profit after taxation	13,496	10,534	6,628
Amounts recognised directly in equity
Actuarial gains/(losses) on pension and medical schemes	79	111	(149)
Available for sale investments:
Valuation gains/(losses) taken to equity	147	(1)	—
Cash flow hedges:
Losses taken to equity	(50)	(27)	—
Gains transferred to the initial carrying amount of hedged items	(88)	(25)	—
Exchange fluctuations on translation of foreign operations	12	(1)	7
Tax on items recognised directly in, or transferred from, equity	82	4	52

Total amounts recognised directly in equity	182	61	(90)

Total recognised income and expense for the year	13,678	10,595	6,538

Attributable to minority interests	82	84	232
Attributable to members of BHP Billiton Group	13,596	10,511	6,306

The accompanying notes form part of these financial statements.

BHP BILLITON ANNUAL REVIEW 2007

Consolidated Balance Sheet as at 30 June 2007

	2007	2006
	US$M	US$M

ASSETS
Current assets
Cash and cash equivalents	1,937	776
Trade and other receivables	4,689	3,831
Other financial assets	952	808
Inventories	3,296	2,732
Assets held for sale	—	469
Other	213	160

Total current assets	11,087	8,776

Non-current assets
Trade and other receivables	810	813
Other financial assets	1,016	950
Inventories	113	93
Investments in jointly controlled entities	4,924	4,299
Property, plant and equipment	36,705	30,985
Intangible assets	615	683
Deferred tax assets	2,810	1,829
Other	88	88

Total non-current assets	47,081	39,740

Total assets	58,168	48,516

LIABILITIES
Current liabilities
Trade and other payables	4,724	4,053
Interest bearing liabilities	1,352	1,368
Liabilities held for sale	—	192
Other financial liabilities	512	544
Current tax payable	2,102	1,358
Provisions	1,259	1,067
Deferred income	300	279

Total current liabilities	10,249	8,861

Non-current liabilities
Trade and other payables	145	169
Interest bearing liabilities	9,291	7,648
Other financial liabilities	595	289
Deferred tax liabilities	1,822	1,592
Provisions	5,601	4,853
Deferred income	547	649

Total non-current liabilities	18,001	15,200

Total liabilities	28,250	24,061

Net assets	29,918	24,455

EQUITY
Share capital — BHP Billiton Limited	1,221	1,490
Share capital — BHP Billiton Plc	1,183	1,234
Share premium account	518	518
Treasury shares held	(1,457)	(418)
Reserves	473	306
Retained earnings	27,729	21,088

Total equity attributable to members of BHP Billiton Group	29,667	24,218
Minority interests	251	237

Total equity	29,918	24,455

The financial statements were approved by the Board of Directors on 6 September 2007 and signed on its behalf by:

Don Argus	Charles Goodyear
Chairman	Chief Executive Officer
The accompanying notes form part of these financial statements.

BHP BILLITON ANNUAL REVIEW 2007

Consolidated Cash Flow Statement for the year ended 30 June 2007

	2007	2006	2005
	US$M	US$M	US$M

Operating activities
Receipts from customers	40,284	32,938	28,425
Payments to suppliers and employees	(24,330)	(20,944)	(18,801)

Cash generated from operations	15,954	11,994	9,624
Dividends received	4,257	2,671	1,002
Interest received	138	121	90
Interest paid	(518)	(499)	(315)
Income tax paid	(3,682)	(3,152)	(1,476)
Royalty related taxation paid	(554)	(659)	(551)

Net operating cash flows	15,595	10,476	8,374

Investing activities
Purchases of property, plant and equipment	(6,365)	(5,239)	(3,450)
Exploration expenditure (including amounts expensed)	(793)	(766)	(531)
Purchase of intangibles	(18)	—	—
Purchases of investments and funding of jointly controlled entities	(155)	(65)	(42)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	(701)	(531)	(6,198)

Cash outflows from investing activities	(8,032)	(6,601)	(10,221)
Proceeds from sale of property, plant and equipment	77	92	153
Proceeds from sale or redemption of investments	128	153	227
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	203	844	675

Net investing cash flows	(7,624)	(5,512)	(9,166)

Financing activities
Proceeds from ordinary share issues	22	34	66
Proceeds from interest bearing liabilities	6,679	5,912	5,668
Repayment of interest bearing liabilities	(5,297)	(7,013)	(1,735)
Purchase of shares by Employee Share Ownership Plan Trusts	(165)	(187)	(47)
Share buy-back — BHP Billiton Limited	(2,824)	(1,619)	(1,792)
Share buy-back — BHP Billiton Plc	(2,917)	(409)	—
Dividends paid	(2,271)	(1,936)	(1,404)
Dividends paid to minority interests	(68)	(190)	(238)
Repayment of finance leases	(2)	(4)	(22)

Net financing cash flows	(6,843)	(5,412)	496

Net increase/(decrease) in cash and cash equivalents	1,128	(448)	(296)
Cash and cash equivalents, net of overdrafts, at beginning of year	760	1,207	1,509
Effect of foreign currency exchange rate changes on cash and cash equivalents	11	1	(6)

Cash and cash equivalents, net of overdrafts, at end of year	1,899	760	1,207

The accompanying notes form part of these financial statements.

BHP BILLITON ANNUAL REVIEW 2007

Notes to the Summary Financial Statements
1. Accounting Policies
Basis of preparation
This summary financial report for the year ended 30 June 2007 has been prepared on the basis of accounting policies consistent with those applied in the 30 June 2006 financial statements contained within the Annual Report of the BHP Billiton Group, except for the following interpretations which have been adopted for the year ended 30 June 2007:
•	IFRIC 4/AASB Interpretation 4 ‘Determining Whether an Arrangement Contains a Lease’

•	IFRIC 8/AASB Interpretation 8 ‘Scope of IFRS 2’

•	IFRIC 9/AASB Interpretation 9 ‘Reassessment of Embedded Derivatives’

•	IFRIC 10/AASB Interpretation 10 ‘Interim Financial Reporting and Impairment’.
The application of the above interpretations did not have a material impact on the current or comparative periods.
The comparative information has also been prepared on this basis, with the exception of IAS 32/AASB 132 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39/AASB 139 ‘Financial Instruments: Recognition and Measurement’ which were adopted effective 1 July 2005.
A full description of the accounting policies adopted by the BHP Billiton Group may be found in the BHP Billiton Annual Report 2007.
The comparative figures for the financial years ended 30 June 2006 and 30 June 2005 are not the statutory accounts of BHP Billiton Plc for those financial years. Those accounts have been reported on by the Company’s auditors and delivered to the registrar of companies. The reports of the auditors were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under sections 235(3), 237(2) or (3) of the UK Companies Act 1985.
All amounts are expressed in US dollars unless otherwise stated. The BHP Billiton Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which they operate.
Amounts in this summary financial report have, unless otherwise indicated, been rounded to the nearest million dollars.
2. Business segments
The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):
•	Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG)

•	Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina)

•	Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead, uranium and copper by-products including gold)

•	Diamonds and Specialty Products (exploration for and mining of diamonds and titanium minerals, and prior to divestment in August 2006, fertiliser operations)

•	Stainless Steel Materials (exploration for and mining, processing and marketing of nickel)

•	Iron Ore (exploration for and mining, processing and marketing of iron ore)

•	Manganese (exploration for and mining, processing and marketing of manganese)

•	Metallurgical Coal (exploration for and mining, processing and marketing of metallurgical coal)

•	Energy Coal (exploration for and mining, processing and marketing of energy coal).
Due to recent growth, and a change in internal reporting structure, Iron Ore, Manganese and Metallurgical Coal, which were previously reported as the Carbon Steel Materials CSG are now reported as separate CSGs. Comparative disclosures have been restated based on the current reporting structure.
During the 2006 fiscal year, following a change in management responsibilities, our minerals exploration and technology functions were removed from the Diamonds and Specialty Products CSG and are now reported as part of Group and unallocated items. This change in segment reporting has been reflected in all periods presented and resulted in operating costs in 2006 of US$71 million (2005: US$69 million) being reported in Group and unallocated items rather than Diamonds and Specialty Products.
Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments and exploration and technology activities.
It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP BILLITON ANNUAL REVIEW 2007

Notes to the Summary Financial Statements continued
2. Business segments continued

				Diamonds						Group and
				and	Stainless			Metal		unallocated	BHP
			Base	Specialty	Steel			-lurgical	Energy	items/	Billiton
US$M	Petroleum	Aluminium	Metals	Products	Materials	Iron Ore	Manganese	Coal	Coal	eliminations	Group

Year ended 30 June 2007
Revenue together with share of jointly controlled entities’ revenue from external customers
Sale of group production	4,846	4,564	10,756	893	6,800	5,421	1,149	3,712	2,980	14	41,135
Sale of third party product	454	1,315	1,879	—	101	29	95	10	1,595	724	6,202
Rendering of services	7	—	—	—	—	55	—	41	1	32	136
Inter-segment revenue	578	—	—	—	—	19	—	6	—	(603)	—

	5,885	5,879	12,635	893	6,901	5,524	1,244	3,769	4,576	167	47,473

Less: share of jointly controlled entities’ external revenue included above	(6)	—	(6,510)	(359)	—	(599)	—	—	(488)	(13)	(7,975)

Segment revenue	5,879	5,879	6,125	534	6,901	4,925	1,244	3,769	4,088	154	39,498

Segment result	2,977	1,540	1,872	70	3,687	2,444	253	1,242	35	(386)	13,734
Other attributable income (1)	37	23	12	2	10	—	—	1	68	(153)	—
Share of profits from jointly controlled entities	—	259	3,920	116	—	239	—	4	149	(20)	4,667

Profit from operations	3,014	1,822	5,804	188	3,697	2,683	253	1,247	252	(559)	18,401

Net finance costs											(390)
Taxation											(4,174)
Royalty related taxation											(341)

Profit after taxation											13,496

Adjusted EBITDA	3,789	2,042	6,025	281	4,078	2,934	294	1,498	660	(451)	21,150
Other significant non-cash items	(4)	30	145	—	(106)	(49)	(1)	7	15	(60)	(23)

EBITDA (2)	3,785	2,072	6,170	281	3,972	2,885	293	1,505	675	(511)	21,127
Depreciation and amortisation	(689)	(235)	(358)	(93)	(275)	(202)	(40)	(236)	(247)	(46)	(2,421)
Impairment losses recognised	(82)	(15)	(13)	—	—	—	—	(22)	(176)	(2)	(310)
Reversals of previous impairment losses recognised	—	—	5	—	—	—	—	—	—	—	5

Profit from operations	3,014	1,822	5,804	188	3,697	2,683	253	1,247	252	(559)	18,401

Profit from group production	3,010	1,796	5,892	188	3,697	2,684	251	1,246	122	(559)	18,327
Profit from third party product	4	26	(88)	—	—	(1)	2	1	130	—	74

Capital expenditure	1,687	361	568	144	1,509	1,186	72	555	242	41	6,365

Segment assets	9,464	6,269	9,740	1,620	7,745	4,489	971	3,066	3,230	6,650	53,244
Investments in jointly controlled entities	127	675	2,943	157	—	326	—	2	690	4	4,924

Total assets	9,591	6,944	12,683	1,777	7,745	4,815	971	3,068	3,920	6,654	58,168

Segment liabilities	2,524	996	2,696	184	1,150	1,103	381	878	2,062	16,276	28,250

74	BHP BILLITON ANNUAL REVIEW 2007

2. Business segments continued

				Diamonds						Group and
				and	Stainless			Metal		unallocated	BHP
			Base	Specialty	Steel			-lurgical	Energy	items/	Billiton
US$M	Petroleum	Aluminium	Metals	Products	Materials	Iron Ore	Manganese	Coal	Coal	eliminations	Group

Year ended 30 June 2006
Revenue together with share of jointly controlled entities’ revenue from external customers
Sale of group production	4,797	3,704	9,034	1,263	2,916	4,735	965	3,926	2,713	5	34,058
Sale of third party product	321	1,374	1,259	—	37	15	72	1	1,252	629	4,960
Rendering of services	3	6	1	—	—	32	—	6	—	33	81
Inter-segment revenue	109	—	—	—	2	—	—	8	—	(119)	—

	5,230	5,084	10,294	1,263	2,955	4,782	1,037	3,941	3,965	548	39,099

Less: share of jointly controlled entities’ external revenue included above	(5)	(107)	(5,393)	(377)	—	(593)	(33)	—	(438)	—	(6,946)

Segment revenue	5,225	4,977	4,901	886	2,955	4,189	1,004	3,941	3,527	548	32,153

Segment result	2,963	917	1,998	209	901	2,201	126	1,832	131	(301)	10,977
Other attributable income (1)	5	37	—	—	—	—	8	1	—	(51)	—
Share of profits from jointly controlled entities	—	193	3,015	91	—	263	(2)	1	139	(6)	3,694

Profit from operations	2,968	1,147	5,013	300	901	2,464	132	1,834	270	(358)	14,671

Net finance costs											(505)
Taxation											(3,207)
Royalty related taxation											(425)

Profit after taxation											10,534

Adjusted EBITDA	3,798	1,468	5,093	396	1,185	2,598	172	2,002	500	(242)	16,970
Other significant non-cash items	(7)	(44)	267	(3)	(41)	21	(1)	(5)	17	(76)	128

EBITDA (2)	3,791	1,424	5,360	393	1,144	2,619	171	1,997	517	(318)	17,098
Depreciation and amortisation	(720)	(227)	(339)	(93)	(243)	(154)	(39)	(163)	(247)	(39)	(2,264)
Impairment losses recognised	(113)	(50)	(8)	—	—	(1)	—	—	—	(1)	(173)
Reversals of previous impairment losses recognised	10	—	—	—	—	—	—	—	—	—	10

Profit from operations	2,968	1,147	5,013	300	901	2,464	132	1,834	270	(358)	14,671

Profit from group production	2,963	1,071	5,017	300	901	2,462	137	1,834	233	(358)	14,560
Profit from third party product	5	76	(4)	—	—	2	(5)	—	37	—	111

Capital expenditure	1,124	366	861	202	1,423	884	45	677	131	41	5,754

Segment assets	7,420	6,061	9,419	1,630	5,692	3,462	836	2,607	3,018	4,050	44,195
Investments in jointly controlled entities	112	551	2,511	115	—	386	24	—	622	—	4,321

Total assets	7,532	6,612	11,930	1,745	5,692	3,848	860	2,607	3,640	4,050	48,516

Segment liabilities	2,208	1,048	2,617	178	898	1,047	340	749	1,759	13,217	24,061

BHP BILLITON ANNUAL REVIEW 2007	75

Notes to the Summary Financial Statements continued
2. Business segments continued

				Diamonds						Group and
				and	Stainless			Metal		unallocated	BHP
			Base	Specialty	Steel			-lurgical	Energy	items/	Billiton
US$M	Petroleum	Aluminium	Metals	Products	Materials	Iron Ore	Manganese	Coal	Coal	eliminations	Group

Year ended 30 June 2005
Revenue together with share of jointly controlled entities’ revenue from external customers
Sale of group production	3,953	3,103	4,372	986	2,265	3,311	1,334	2,653	2,718	3	24,698
Sale of third party product	1,500	1,543	670	523	9	42	105	91	1,124	784	6,391
Rendering of services	—	—	1	—	—	29	—	5	—	26	61
Inter-segment revenue	62	5	—	—	—	—	—	27	—	(94)	—

	5,515	4,651	5,043	1,509	2,274	3,382	1,439	2,776	3,842	719	31,150

Less: share of jointly controlled entities’ external revenue included above	(3)	(80)	(2,714)	(778)	(8)	(384)	(45)	—	(416)	—	(4,428)

Segment revenue	5,512	4,571	2,329	731	2,266	2,998	1,394	2,776	3,426	719	26,722

Segment result	2,523	758	481	429	828	875	569	886	319	(184)	7,484
Other attributable income (1)	6	26	—	19	25	—	—	2	1	(79)	—
Share of profits from jointly controlled entities	—	139	1,285	77	1	148	—	—	137	—	1,787

Profit from operations	2,529	923	1,766	525	854	1,023	569	888	457	(263)	9,271

Net finance costs											(331)
Taxation											(1,876)
Royalty related taxation											(436)

Profit after taxation											6,628

Adjusted EBITDA	3,151	1,122	1,952	710	1,014	1,329	607	1,162	740	(65)	11,722
Other significant non-cash items	—	15	(33)	(14)	(19)	(174)	—	(144)	(95)	(169)	(633)

EBITDA (2)	3,151	1,137	1,919	696	995	1,155	607	1,018	645	(234)	11,089
Depreciation and amortisation	(616)	(214)	(153)	(171)	(141)	(132)	(38)	(130)	(179)	(27)	(1,801)
Impairment losses recognised	(6)	—	—	—	—	—	—	—	(9)	(2)	(17)
Reversals of previous impairment losses recognised	—	—	—	—	—	—	—	—	—	—	—

Profit from operations	2,529	923	1,766	525	854	1,023	569	888	457	(263)	9,271

Profit from group production	2,515	902	1,777	503	854	1,028	552	886	403	(263)	9,157
Profit from third party product	14	21	(11)	22	—	(5)	17	2	54	—	114

Capital expenditure	898	268	345	239	475	468	68	527	164	31	3,483

Segment assets	6,448	5,398	7,880	1,429	4,377	2,081	808	1,996	2,359	5,813	38,589
Investments in jointly controlled entities	112	509	1,633	115	—	304	32	—	549	—	3,254

Total assets	6,560	5,907	9,513	1,544	4,377	2,385	840	1,996	2,908	5,813	41,843

Segment liabilities	1,955	745	2,240	162	612	870	290	743	1,558	14,752	23,927

(1)	Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items/eliminations to the applicable CSG/business segment.

(2)	EBITDA is profit from operations, less depreciation, amortisation and impairments.
On 3 June 2005 the Group acquired WMC Resources Ltd for US$7,178 million. The fair values at the date of acquisition and results from that date have been recorded in Base Metals, Stainless Steel Materials, and Diamonds and Specialty Products CSGs, and in Group and unallocated items.

76	BHP BILLITON ANNUAL REVIEW 2007

3. Exceptional items
Exceptional items are those items where their nature and amount is considered material to the financial report. Such items included within the BHP Billiton Group profit for the year are detailed below.

	Gross	Tax	Net
Year ended 30 June 2007	US$M	US$M	US$M

Exceptional items by category
Impairment of South African coal operations	(176)	34	(142)
Newcastle steelworks rehabilitation	(167)	50	(117)

	(343)	84	(259)

Exceptional items by Customer Sector Group
Energy Coal	(176)	34	(142)
Group and unallocated	(167)	50	(117)

	(343)	84	(259)

Impairment of South African coal operations
As part of the Group’s regular review of assets whose value may be impaired, a charge of US$176 million (US$34 million tax benefit) has been recorded in relation to coal operations in South Africa.
Newcastle steelworks rehabilitation
The Group recognised a charge against profits of US$167 million (US$50 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to increases in the volume of sediment in the Hunter River requiring remediation and treatment, and increases in treatment costs.

	Gross	Tax	Net
Year ended 30 June 2006	US$M	US$M	US$M

Exceptional items by category
Sale of Tintaya copper mine	439	(143)	296

Exceptional items by Customer Sector Group
Base Metals	439	(143)	296

Sale of Tintaya copper mine
Effective 1 June 2006, BHP Billiton sold its interests in the Tintaya copper mine in Peru. Gross consideration received was US$853 million, before deducting intercompany trade balances. The net consideration of US$717 million (net of transaction costs) included US$634 million for shares plus the assumption of US$116 million of debt, working capital adjustments and deferred payments contingent upon future copper prices and production volumes.

	Gross	Tax	Net
Year ended 30 June 2005	US$M	US$M	US$M

Exceptional items by category
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	142	(6)	136
Termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)

Total by category	(111)	81	(30)

Exceptional items by Customer Sector Group
Petroleum	134	(10)	124
Base Metals	(29)	(4)	(33)
Iron Ore	(266)	80	(186)
Manganese	(19)	—	(19)
Energy Coal	(73)	21	(52)
Stainless Steel Materials	142	(6)	136

Total by Customer Sector Group	(111)	81	(30)

BHP BILLITON ANNUAL REVIEW 2007	77

Notes to the Summary Financial Statements continued
3. Exceptional items continued
Sale of Laminaria and Corallina
In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields. Proceeds on the sale were US$130 million, resulting in a profit before tax of US$134 million (US$10 million tax expense).
Disposal of Chrome operations
Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business. The total proceeds on the sale were US$421 million, resulting in a profit before tax of US$127 million (US$1 million tax expense). In addition, the Group sold its interest in the Palmiet chrome business in May 2005 for proceeds of US$12 million, resulting in a profit before tax of US$15 million (US$5 million tax expense).
Provision for termination of operations
The Group decided to decommission the Boodarie Iron operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other closure related costs/charges associated with the closure.
Closure plans
As part of the Group’s regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe in relation to revision of the Group’s assessed rehabilitation obligation, predominantly resulting from revised water management plans and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.
4. Dividends

	2007	2006	2005
	US$M	US$M	US$M

Dividends paid during the period
BHP Billiton Limited	1,346	1,148	842
BHP Billiton Plc – Ordinary shares	923	790	567
– Preference shares (a)	—	—	—

	2,269	1,938	1,409

Dividends declared in respect of the period
BHP Billiton Limited	1,605	1,275	1,004
BHP Billiton Plc – Ordinary shares	1,097	885	691
– Preference shares (a)	—	—	—

	2,702	2,160	1,695

	2007	2006	2005
	US cents	US cents	US cents

Dividends paid during the period (per share)
Prior year final dividend	18.5	14.5	9.5
Interim dividend	20.0	17.5	13.5

	38.5	32.0	23.0

Dividends declared in respect of the period (per share)
Interim dividend	20.0	17.5	13.5
Final dividend	27.0	18.5	14.5

	47.0	36.0	28.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 22 August 2007, BHP Billiton declared a final dividend of 27.0 US cents per share (US$1,528 million), which will be paid on 28 September 2007 (2006: 18.5 US cents per share – US$1,100 million; 2005: 14.5 US cents per share – US$878 million).
Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton shares.
BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

78	BHP BILLITON ANNUAL REVIEW 2007

4. Dividends continued

	2007	2006	2005
	US$M	US$M	US$M

Franking credits as at 30 June	144	20	115
Franking credits arising from the payment of current tax payable	923	811	213

Total franking credits available (b)	1,067	831	328

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each (2006: 5.5 per cent; 2005: 5.5 per cent).

(b)	The payment of the final 2007 dividend declared after 30 June 2007 will reduce the franking account balance by US$388 million.
5. Acquisitions and disposals
Significant acquisitions
On 1 February 2007, the BHP Billiton Group acquired a 44 per cent interest in the operation of the Genghis Khan oil and gas development (‘Genghis Khan’) for a total cash consideration of US$583 million. Genghis Khan includes Green Canyon Blocks (652 and 608) and was discovered in 2005 in the deepwater Gulf of Mexico. Genghis Khan is located in the same geological structure and allows the Group to benefit from development synergies with the Shenzi project, which was sanctioned for development in the 2006 financial year.
In April, the BHP Billiton Group announced the acquisition of a 33.3 per cent interest in Global Alumina’s refinery project in Guinea, West Africa for US$140 million. The project comprises the design, construction and operation of a 3.2 mtpa alumina refinery, a 9.6 mtpa bauxite mine and associated infrastructure.
Disposals
During the year ended 30 June 2007, the sales of Southern Cross Fertiliser Pty Ltd, the Cascade and Chinook oil and gas prospects, the Australian Coal Bed Methane assets and BHP Billiton’s 45.5 per cent interest in Valesul Aluminio SA have been finalised. In addition, during the year, the BHP Billiton Group sold one million tonnes of annual capacity in the Richards Bay Coal Terminal, interests in Eyesizwe and Alliance Copper, and the Koornfontein coal operations.
6. Subsequent events
No matters or circumstances have arisen since the end of the year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

BHP BILLITON ANNUAL REVIEW 2007	79

Directors’ Declaration
In accordance with a resolution of the Directors of the BHP Billiton Group, the Directors declare that the summary financial statements of the BHP Billiton Group for the year ended 30 June 2007, set out on pages 69 to 79:
(a)	have been derived from or are consistent with the full financial report for the financial year; and

(b)	comply with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985, and the regulations made thereunder, and Section 314 of the Australian Corporations Act 2001.
In the 2007 full financial report we declared that:
(a)	the financial statements and notes, including the information in the Remuneration Report that is described as having been audited, are in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001, including complying with the applicable Accounting Standards, and giving a true and fair view of the financial position of the BHP Billiton Group as at 30 June 2007 and of its performance for the year ended 30 June 2007;

(b)	in the Directors’ opinion, there are reasonable grounds to believe that each of the BHP Billiton Group, BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable; and

(c)	the Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2007.
Signed in accordance with a resolution of the Board of Directors.

D R Argus – Chairman

C W Goodyear – Chief Executive Officer
Dated in Melbourne this 6th day of September 2007
Lead Auditor’s Independence Declaration
To the directors of BHP Billiton Limited:
I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2007 there have been:
(i)	no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the audit; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of BHP Billiton Group and the entities it controlled during the year.

KPMG

Peter Nash
Partner
Dated in Melbourne this 6th day of September 2007

80	BHP BILLITON ANNUAL REVIEW 2007

Independent Auditors’ Reports
of KPMG Audit Plc to the members of BHP Billiton Plc and of KPMG to the members of BHP Billiton Limited on the summary financial report
Scope
For the purpose of these reports, the terms ‘we’ and ‘our’ denote KPMG Audit Plc in relation to UK professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Plc and KPMG in relation to Australian professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Limited.
The BHP Billiton Group (‘the Group’) consists of BHP Billiton Plc and BHP Billiton Limited and the entities they controlled at the end of the year or from time to time during the financial year.

The summary financial report set out on pages 68 to 80 comprises the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement, accompanying notes 1 to 6, the Directors’ Declaration and the relevant information in the Remuneration Report, which for Australian reporting purposes is limited to the information that is described as having been audited. The summary financial report has been derived from the audited financial report of the Group for the year ended 30 June 2007.
The summary financial report does not contain all the disclosures required by Australian Accounting Standards, the Corporations Act 2001 and applicable United Kingdom law that are required for inclusion in a set of full financial statements. Reading the summary financial report is not a substitute for reading the audited financial report of the Group.
KPMG Audit Plc’s report is made solely to the members of BHP Billiton Plc, as a body, in accordance with section 251 of the UK Companies Act 1985. KPMG Audit Plc’s work has been undertaken so that it might state to the members of BHP Billiton Plc those matters it is required to state to them in such a report and for no other purpose. To the fullest extent permitted by law, KPMG Audit Plc does not accept or assume responsibility to anyone other than BHP Billiton Plc and the members of BHP Billiton Plc as a body, for KPMG Audit Plc’s work, for this report, or for the opinions it has formed. To the fullest extent permitted by law, KPMG does not accept or assume responsibility to anyone other than BHP Billiton Limited and the members of BHP Billiton Limited as a body, for KPMG’s work, for this report, or for the opinions it has formed.
Respective responsibilities of Directors and auditors
The Directors are responsible for the preparation and presentation of the summary financial report in accordance with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’, the Corporations Act 2001 and applicable United Kingdom law. This responsibility includes establishing and maintaining internal control relevant to the preparation of the summary financial report; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
KPMG Audit Plc’s responsibility is to report to the members of BHP Billiton Plc its opinion on the consistency of the summary financial report with the full annual financial statements, the Directors’ Report and the Remuneration Report, and its compliance with the relevant requirements of section 251 of the UK Companies Act 1985 and the regulations made thereunder.
KPMG’s responsibility is to express an opinion to the members of BHP Billiton Limited on the summary financial report based on its audit procedures. KPMG conducted an independent audit in accordance with Australian Auditing Standards of the financial report of the Group for the year ended 30 June 2007. Australian Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the summary financial report for the year is free of material misstatement and the information in the Remuneration Report that is described as having been audited complies with Australian Accounting Standard AASB 124 ‘Related Party Disclosures’ and the Corporations Regulations 2001.

We also read the other information contained in the annual review and consider the implications for our reports if we become aware of any apparent misstatements or material inconsistencies with the summary financial report.
Basis of audit opinions
The independent auditors’ reports in respect of the Group’s full annual financial statements describe the basis of our audit opinions on those financial statements and the information in the Remuneration Report that is described as having been audited.
KPMG Audit Plc conducted its work in accordance with Bulletin 1999/6 ‘The auditor’s statement on the summary financial statement’ issued by the UK Auditing Practices Board.
KPMG performed procedures in respect of the audit of the summary financial report to form an opinion whether, in all material respects, the summary financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’.

We formed our audit opinions on the basis of these procedures, which included:
•	testing that the information in the summary financial report is derived from, and is consistent with, the full financial report; and

•	examining, on a test basis, evidence supporting the amounts and other disclosures which were not directly derived from the full financial report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.
We have also conducted audits of the full financial report of the Group for the year ended 30 June 2007. Our audit reports on the full financial report were signed on 6 September 2007, and were not subject to any modification.
Auditors’ opinion of KPMG Audit Plc to the members of BHP Billiton Plc
In our opinion the summary financial report is consistent with the full annual financial statements and the Remuneration Report of BHP Billiton Plc for the year ended 30 June 2007 and complies with the applicable requirements of section 251 of the UK Companies Act 1985 and the regulations thereunder.
KPMG Audit Plc
Chartered Accountants and Registered Auditor
London
6 September 2007
Auditors’ opinion of KPMG to the members of BHP Billiton Limited
In our opinion, the summary financial report of the BHP Billiton Group for the financial year ended 30 June 2007 complies with Australian Accounting Standard 1039 ‘Concise Financial Reports’.
KPMG

Peter Nash
Partner
Melbourne
6 September 2007

BHP BILLITON ANNUAL REVIEW 2007	81

Shareholder Information
Twenty largest shareholders
The following table shows the 20 largest registered shareholders as at 31 August 2007 (as named on the Register of Shareholders).

	Number of	% of
	fully paid	issued
BHP Billiton Limited	shares	capital

1. Citicorp Nominees Pty Ltd	440,460,280	13.12
2. HSBC Australia Nominees Pty Ltd	377,638,519	11.25
3. J P Morgan Nominees Australia Limited	372,983,700	11.11
4. National Nominees Ltd	324,120,541	9.65
5. ANZ Nominees Ltd	124,360,778	3.70
6. Australian Mutual Provident Society	103,673,808	3.09
7. Queensland Investment Corporation	41,024,693	1.22
8. RBC Dexia Investor Services Australia Nominees Pty Ltd	38,197,613	1.14
9. UBS Nominees Pty Ltd	20,861,621	0.62
10. HSBC Custody Nominees (Australia) Limited	18,369,730	0.55
11. Potter Warburg Nominees Pty Ltd	16,954,928	0.50
12. Australian Foundation Investment Company Limited	14,386,934	0.43
13. Australian Reward Investment Alliance	13,517,208	0.40
14. Suncorp Custodian Services Pty Limited	11,355,526	0.34
15. Bond Street Custodians Limited	11,068,834	0.33
16. INVIA Custodian Pty Limited	10,059,634	0.30
17. Perpetual Trustee Australia Group	8,526,824	0.25
18. Tasman Asset Management Ltd	6,524,083	0.19
19. ARGO Investments Limited	6,422,411	0.19
20. Mitsubishi Development Pty Ltd	5,100,000	0.15

	1,965,607,665	58.54

	Number of	% of
	fully paid	issued
BHP Billiton Plc	shares	capital

1. PLC Nominees (Proprietary) Limited	550,716,041	23.66
2. PIC Int Equity	106,437,148	4.57
3. Chase Nominees Limited	69,761,293	3.00
4. HSBC Global Custody Nominee (UK) Limited <357206 A/C>	65,197,202	2.80
5. The Bank of New York (Nominees) Limited	54,204,479	2.33
6. Nortrust Nominees Limited <SLEND A/C>	47,816,089	2.05
7. BNY (OCS) Nominees Limited	43,877,633	1.88
8. Nutraco Nominees Limited	43,352,642	1.86
9. State Street Nominees Limited <OM02 A/C>	43,007,479	1.85
10. Prudential Client HSBC GIS Nominee (UK) Limited <PAC A/C>	40,937,849	1.76
11. HSBC Global Custody Nominee (UK) Limited <813259 A/C>	34,942,392	1.50
12. Chase Nominees Limited <LEND A/C>	34,887,547	1.50
13. Chase Nominees Limited <BGILIFEL A/C>	34,077,088	1.46
14. Industrial Development Corporation	33,804,582	1.45
15. HSBC Global Custody Nominee (UK) Limited <899877 A/C>	32,258,380	1.39
16. OMLAC (SA) UPF SCRIP Lending POOL	30,340,744	1.30
17. Mellon Nominees (UK) Limited <BSDTGABN A/C>	28,980,609	1.25
18. Vidacos Nominees Limited <FGN A/C>	27,725,076	1.19
19. BHP Billiton Plc <Treasury A/C>	24,610,000	1.06
20. Nortrust Nominees Limited <HLIFE A/C>	24,542,639	1.05

	1,371,476,912	58.91

82	BHP BILLITON ANNUAL REVIEW 2007

Glossary
A$
Australian dollars being the currency of the Commonwealth of Australia.
American Depositary Share
A share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and trade them on the stock exchanges in the US. An ADS is the actual share trading, while an American Depositary Receipt represents a bundle of ADSs or evidence of the trade. One ADS is equal to two BHP Billiton Limited or BHP Billiton Plc ordinary shares. Abbreviates to ADS.
BHP Billiton
Being both companies in the dual listed company structure, BHP Billiton Limited and BHP Billiton Plc.
Board
The Board of Directors of BHP Billiton.
Current share plans
Share plans that have been implemented since June 2001 under the dual listed company BHP Billiton. The current share plans consist of Group Incentive Scheme (GIS) and Long Term Incentive Plan (LTIP).
Deferred share
A nil-priced option or a conditional right to acquire a share issued under the rules of the GIS.
DLC merger
The Dual Listed Companies merger between BHP Billiton Limited and BHP Billiton Plc on 29 June 2001.
DLC structure
The corporate structure resulting from the DLC merger.
Employee Share Plan 1999/2000
Legacy share scheme. Abbreviates to ESP 1999/2000.
Expected value
Expected value of a share incentive – the average outcome weighted by probability. This measure takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors such as volatility, forfeiture risk, etc.
FY2006
Refers to the financial year ended 30 June 2006.
FY2007
Refers to the financial year ended 30 June 2007.
Group
BHP Billiton Limited, BHP Billiton Plc and their subsidiaries.
Group Incentive Scheme
Current share scheme. Abbreviates to GIS.
Key Management Personnel
Persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly (including executive Directors), and non-executive Directors. Abbreviates to KMP.
Key Performance Indicator
Used to measure the performance of the Group, individual businesses and executives in any one year. Abbreviates to KPI.
Long Term Incentive Plan
Current share scheme. Abbreviates to LTIP.
Market value
The market value based on closing prices, or, in instances when an executive exercises and sells shares, the actual sale price achieved.
Occupational illness
An occupational illness is an illness that occurs as a consequence of work-related activities or exposure. It includes acute or chronic illnesses or diseases, which may be caused by inhalation, absorption, ingestion or direct contact.
Office of Chief Executive
Members include the executive Directors and other direct reports to the CEO. Abbreviates to OCE.
Option
A right to acquire a share on payment of an exercise price issued under the rules of the GIS.
Performance share
A nil-priced option or a conditional right to acquire a share, subject to a Performance Hurdle, issued under the rules of the LTIP.
Performance share plan 2000/2001
Legacy share scheme. Abbreviates to PSP 2000/2001.
Share
A fully paid ordinary share in the capital of BHP Billiton.
Shareplus
All employee share purchase plan.
Total Recordable Injuries Frequency Rate
Total Recordable Injuries = (Fatalities + Lost Time Cases + Restricted Work Cases + Medical Treatment Cases)/1,000,000 work hours. Abbreviates to TRIFR.
Total shareholder return
The change in share price plus dividends reinvested. Abbreviates to TSR.
US$
Currency of the United States of America and the currency the BHP Billiton Group uses in publishing its consolidated financial statements.

BHP BILLITON ANNUAL REVIEW 2007	83

Information for Shareholders
Information for BHP Billiton Limited and BHP Billiton Plc shareholders this year is provided in the BHP Billiton Group Annual Review 2007 and Annual Report 2007.
The Annual Review contains key information about the BHP Billiton Group in summary format. The Annual Report provides the detailed financial data and information on the BHP Billiton Group’s performance required to comply with the reporting regimes in Australia, UK and the US.
The summary financial statements and accompanying notes cannot provide as full an understanding of the financial performance, position, and funding and investing activities of the BHP Billiton Group as the complete financial statements included in the Annual Report.
Shareholders of BHP Billiton Limited and BHP Billiton Plc will receive the Annual Review unless they have opted to receive the Annual Report. ADR holders may view both documents on-line at www.bhpbilliton.com or opt to receive a hard copy by application to the appropriate BHP Billiton Share Registrar.
Dividends – policy
We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half yearly payment provided that we generate sufficient profit and cash flow to do so.
Because the US dollar is our main reporting currency, we declare our dividends and other distributions in US dollars. BHP Billiton Limited pays its dividends in Australian dollars, pounds sterling, New Zealand dollars or US dollars, depending on the country of residence of the shareholder. BHP Billiton Plc pays its dividends in pounds sterling to shareholders registered on its principal register in the United Kingdom and South African rands to shareholders registered on its branch register in South Africa. If shareholders wish to alter the currency in which they receive dividends they must complete an appropriate election form and return it to the BHP Billiton Share Registrar no later than two days prior to the announcement of the next dividend.
Dividends – payments
BHP Billiton Limited shareholders may have their cash dividends paid directly into a nominated bank, building society or credit union, depending on the shareholder’s country of residence as show below.

Country where shareholder is resident	Financial institution
Australia	Bank, building society, credit union

UK	Bank, building society

New Zealand	Bank

US	Bank

Shareholders from the abovementioned locations who do not provide their direct credit details and shareholders with registered addresses outside Australia, UK, New Zealand and US will receive dividend payments by way of an Australian currency cheque.
BHP Billiton Plc shareholders may have their cash dividends paid directly into a bank or building society by completing a dividend mandate form which is available from the BHP Billiton Share Registrar in the UK or South Africa.
Change of shareholder details
Banking arrangements – When you close your account or otherwise change your banking arrangements, it is essential you notify the appropriate BHP Billiton Share Registrar of your new details.
Change of Address – It is important that shareholders notify the appropriate BHP Billiton Share Registrar immediately if there is a change to their registered address. Shareholders on the BHP Billiton Limited CHESS sub-register should forward the change of address advice to their sponsoring broker, quoting the Holder Identification Number (HIN).
Dematerialised holdings under STRATE – South African shareholders who hold shares dematerialised into STRATE should contact their CSDP or stockbroker regarding the customer service items mentioned above.
Stock exchange listings
BHP Billiton Limited is listed on stock exchanges in Australia (Australian Securities Exchange (ASX)), Germany (Frankfurt), Switzerland (Zurich) and the US (New York Stock Exchange (NYSE)).

BHP Billiton Plc is listed on stock exchanges in the UK (London Stock Exchange (LSE)), South Africa (JSE Limited) and the US (NYSE).

Trading on the NYSE is via American Depositary Shares (ADSs) each representing two Ordinary shares evidenced by American Depositary Receipts (ADRs). Citibank N.A. is the Depositary for both ADR programs.

BHP Billiton Limited’s ADSs have been listed for trading on the NYSE (ticker BHP) since 28 May 1987 and BHP Billiton Plc’s since 25 June 2003 (ticker BBL).
The trustees and dividend-paying banks for internationally registered shares are shown on the inside back cover of this Annual Review.
Annual General Meetings
The Annual General Meeting of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, UK on Thursday, 25 October 2007 commencing at 10.30am.
The Annual General Meeting of BHP Billiton Limited will be held at the Adelaide Hilton Centre, 233 Victoria Square, Adelaide, South Australia on Wednesday, 28 November 2007 at 10.30am.
Details of the business of the meeting are contained in the separate Notice of Meeting enclosed with this Annual Review.
Enquiries
Shareholders wishing to contact BHP Billiton on any matter relating to their share or ADR holdings are invited to telephone the appropriate office of the BHP Billiton Share Registrar listed on the inside back cover of the Annual Review.
Shareholders can also access their current shareholding details online via BHP Billiton’s website www.bhpbilliton.com. The website requires you to quote your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) in order to access this information.
Access the Annual Review or Annual Report on the web
We offer an alternative for shareholders who wish to be advised of the availability of the Annual Review and Annual Report through our website via an email notification. By providing an email address through our website, shareholders will be notified by email when the Annual Review and Annual Report have been released. Shareholders will also receive notification of other major BHP Billiton announcements by email. If you require further information or you would like to make use of this service, please visit our website www.bhpbilliton.com. ADR holders and holders of shares dematerialised into STRATE should approach the appropriate BHP Billiton Share Registrar.
Key dates for shareholders
The following table sets out key dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges will be notified.

Date	Event
28 September 2007	Payment Date for Final Dividend

25 October 2007	BHP Billiton Plc Annual General Meeting in London

28 November 2007	BHP Billiton Ltd Annual General Meeting in Adelaide

6 February 2008	Interim Results Announced

29 February 2008	Interim Dividend Record Date

18 March 2008	Interim Dividend Payment Date

13 August 2008	Annual Results Announced

84	BHP BILLITON ANNUAL REVIEW 2007

Corporate Directory
BHP BILLITON GROUP
REGISTERED OFFICES
BHP BILLITON LIMITED
Australia
BHP Billiton Limited
BHP Billiton Centre
180 Lonsdale Street
Melbourne VIC 3000
Telephone (61 3) 9609 3333
Facsimile (61 3) 9609 3015
BHP BILLITON PLC
United Kingdom
Neathouse Place
London SW1V 1BH
Telephone (44 20) 7802 4000
Facsimile (44 20) 7802 4111
Company Secretaries
Jane McAloon (Group Company Secretary)
Robert Franklin (Company Secretary
- BHP Billiton Plc)
BHP BILLITON
CORPORATE CENTRES
South Africa
6 Hollard Street
Johannesburg 2001
Telephone (27 11) 376 9111
Facsimile (27 11) 838 4716
Chile
Avenida Americo Vespucio Sur # 100,
9th Floor
Las Condes
Santiago
Telephone (56 2) 330 5000
Facsimile (56 2) 207 6520
United States
1360 Post Oak Boulevard, Suite 150
Houston, TX 77056-3020
Telephone (1 713) 961 8500
Facsimile (1 713) 961 8400
MARKETING OFFICES
The Netherlands
Verheeskade 25
2521 BE The Hague
Telephone (31 70) 315 6666
Facsimile (31 70) 315 6767
Singapore
168 Robinson Road #10-01
Capital Tower
Singapore 068912
Telephone (65) 6349 3333
Facsimile (65) 6349 4000
Belgium
BHP Billiton Diamonds (Belgium) N.V.
Hoveniersstraat 30
2018 Antwerp
Telephone (32 3) 201 1090
SHARE REGISTRARS AND
TRANSFER OFFICES
Australia
BHP Billiton Limited Registrar
Computershare Investor Services
Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal Address — GPO Box 2975
Melbourne VIC 3001
Telephone 1300 656 780 (within Australia)
(61 3) 9415 4020 (outside Australia)
Facsimile (61 3) 9473 2460
Email enquiries:
web.queries@computershare.com.au
United Kingdom
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS99 7NH
Postal Address -
PO Box 82 Bristol BS99 7NH
Telephone (44 870) 889 3148
Facsimile (44 870) 703 6103
Email enquiries:
web.queries@computershare.co.uk
South Africa
BHP Billiton Plc branch register
Mailing Address
Computershare Investor Services 2004
(Pty) Limited
PO Box 61051
Marshalltown 2107
Office Address
70 Marshall Street
Johannesburg 2001
Telephone (27 11) 373 0033
Facsimile (27 11) 688 5250
Holders of shares dematerialised into STRATE
should contact their CSDP or stockbroker
New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna North Shore City
Postal Address — Bag 92119 Auckland 1020
Telephone (64 9) 488 8777
Facsimile (64 9) 488 8787
United States
Computershare Investor Services
2 North LaSalle Street
Chicago, IL 60602
Postal Address — PO Box 0289
Chicago, IL 60690-9569
Telephone 1 888 404 6340
(toll-free within US)
Facsimile (1 312) 461 4331
ADR Depositary, Transfer Agent and Registrar
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-5000
USA
Telephone (1 781) 575 4555 (outside of US)
1 877 248 4237 (1-877-CITIADR) (toll-free
within US)
Facsimile enquiries: (1 201) 324 3284
Email enquiries:
citibank@shareholders-online.com
Website: www.citibank.com/adr
Other details provided to assist shareholders.
Germany
Trustee
Deutsche Boerse Clearing AG
Dividend-paying bank
Deutsche Bank AG
Switzerland
Trustee
SEGA Schweizerische
Effekten-Giro AG
Dividend-paying bank
UBS AG
Credit Suisse First Boston
Receive your Annual Report electronically.
The BHP Billiton Group produces an Annual Review and an Annual Report, which are posted on the internet. Shareholders are encouraged to visit www.bhpbilliton.com to inspect the electronic version of the Annual Review and Annual Report and provide feedback to the Company.
The single parent entity financial statements of BHP Billiton Limited are available on the Company’s website (www.bhpbilliton.com) and are available to shareholders on request free of charge.
BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined group known as BHP Billiton.
The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, UK. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this Report the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.
Throughout this Annual Report, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies. The term ‘the merger’ has a corresponding meaning.
How to request copies of the Annual Review and full Annual Report
Copies of the Annual Review and Annual Report for the Group can be found on www.bhpbilliton.com. Shareholders may also request a copy free of charge by telephoning 1300 656 780 (within Australia), (44 870) 889 3148 (within the UK) or (61 3) 9649 5020 (from elsewhere). Shareholders who wish to receive the full Annual Report and financial statements in place of the Annual Review for future financial years may do so by writing to the Group’s Share Registrar.
Designed by Amanda Roach Design, printed in Australia by PMP Print.

www.bhpbilliton.com